Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

by and among

WHITEHAWK ACQUISITION, INC., a Delaware corporation,

WHITEHAWK MERGER SUB, INC., a Delaware corporation,

and

PHX MINERALS INC., a Delaware corporation

Dated as of May 8, 2025

TABLE OF CONTENTS

ARTICLE 1 THE OFFER		3
1.1	The Offer	3
1.2	Company Actions	8
ARTICLE 2 THE MERGER		9
2.1	The Merger	9
2.2	Closing and Effective Time of the Merger	10
2.3	Governance Matters	11
ARTICLE 3 CONVERSION OF SECURITIES IN THE MERGER		11
3.1	Conversion of Securities	11
3.2	Payment for Securities; Surrender of Certificates	12
3.3	Dissenting Shares	15
3.4	Treatment of Company Equity Awards	16
3.5	Withholding Rights	17
3.6	Further Actions	18
ARTICLE 4 REPRESENTATIONS AND WARRANTIES OF THE COMPANY		18
4.1	Organization and Qualification; Subsidiaries.	18
4.2	Capitalization	19
4.3	Authority	20
4.4	No Conflict	21
4.5	Required Filings and Consents	21
4.6	Permits; Compliance with Law	22
4.7	SEC Filings; Financial Statements	23
4.8	Internal Controls	23
4.9	No Undisclosed Material Liabilities	24
4.10	Absence of Certain Changes or Events.	24
4.11	Employee Benefit Plans	25
4.12	Labor Matters	26
4.13	Contracts	27
4.14	Litigation	29
4.15	Environmental Matters	30
4.16	Intellectual Property; Privacy and Data Security	30

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4.17	Tax Matters	32
4.18	Real Property	34
4.19	Insurance	35
4.20	Opinion of Financial Advisor	35
4.21	Schedule 14D-9; Schedule TO	35
4.22	Brokers	36
4.23	State Takeover Statutes	36
4.24	Affiliate Transactions	36
4.25	Corrupt Practices; Sanctions	36
4.26	No Other Representations or Warranties	37
ARTICLE 5 REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB		37
5.1	Organization and Qualification	38
5.2	Authority	38
5.3	No Conflict	38
5.4	Required Filings and Consents	39
5.5	Litigation	39
5.6	Schedule TO; Schedule 14D-9	39
5.7	Brokers	40
5.8	Ownership of Company Capital Stock	40
5.9	Ownership of Merger Sub	40
5.10	Solvency	40
5.11	Absence of Certain Arrangements	41
5.12	Financing	41
5.13	No Other Representations or Warranties	43
ARTICLE 6 COVENANTS		44
6.1	Conduct of Business by the Company and Parent Pending the Closing	44
6.2	Access to Information; Confidentiality	48
6.3	No Solicitation by the Company	49
6.4	Efforts	52
6.5	Merger	55
6.6	Public Announcements	55
6.7	Employee Benefit Matters	56

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6.8	Indemnification of Directors and Officers	58
6.9	Takeover Statutes	60
6.10	Section 16 Matters	60
6.11	Stockholder Litigation	60
6.12	Stock Exchange Delisting and Deregistration	60
6.13	14D-10 Matters	61
6.14	Payoff Letter	61
6.15	Financing Cooperation	61
6.16	Financing	62
ARTICLE 7 CONDITIONS TO CONSUMMATION OF THE MERGER		65
7.1	Purchase of Company Shares	66
7.2	No Injunctions or Restraints; Illegality	66
ARTICLE 8 TERMINATION, AMENDMENT AND WAIVER		66
8.1	Termination	66
8.2	Effect of Termination	68
8.3	Fees and Expenses	68
ARTICLE 9 GENERAL PROVISIONS		70
9.1	Amendment	70
9.2	Waiver	70
9.3	Non-Survival of Representations and Warranties	70
9.4	Fees and Expenses	71
9.5	Notices	71
9.6	Certain Definitions	72
9.7	Terms Defined Elsewhere	83
9.8	Headings	85
9.9	Severability	85
9.10	Entire Agreement	86
9.11	Assignment	86
9.12	No Third-Party Beneficiaries	86
9.13	Mutual Drafting; Interpretation	86
9.14	Governing Law; Consent to Jurisdiction; Waiver of Trial by Jury	87
9.15	Counterparts	88
9.16	Specific Performance	89
9.17	Non-Recourse	90

Annex A – Conditions to the Offer

Exhibit A – Form Tender and Support Agreement

Exhibit B – Form of Amended and Restated Certificate of Incorporation

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AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER, dated as of May 8, 2025 (this “Agreement”), is made by and among WhiteHawk Acquisition, Inc., a Delaware corporation (“Parent”); WhiteHawk Merger Sub, Inc., a Delaware corporation and a wholly owned, direct subsidiary of Parent (“Merger Sub”); and PHX Minerals Inc., a Delaware corporation (the “Company”). All capitalized terms used in this Agreement shall have the meanings assigned to such terms in Section 9.6 or as otherwise defined elsewhere in this Agreement, unless the context clearly indicates otherwise.

W I T N E S S E T H :

WHEREAS, Parent has agreed to cause Merger Sub to, and Merger Sub has agreed to, commence a cash tender offer (as it may be extended, amended or supplemented from time to time in accordance with this Agreement, the “Offer”) to acquire any and all of the outstanding shares of common stock, par value $0.01666 per share, of the Company (the “Company Common Shares”), at a price of $4.35 per Company Common Share, net to the holder thereof, in cash, without interest thereon (such amount, or any other amount per Company Common Share that may be paid pursuant to the Offer or the Merger in accordance with this Agreement, being hereinafter referred to as the “Offer Price”), and subject to any Tax withholding pursuant to Section 3.5, all upon the terms and subject to the conditions set forth herein;

WHEREAS, as soon as practicable following the consummation of the Offer, Merger Sub will merge with and into the Company (the “Merger”) in accordance with the General Corporation Law of the State of Delaware (the “DGCL”), without a vote or approval of the Company Stockholders in accordance with Section 251(h) of the DGCL, and each Company Common Share that is not validly tendered and irrevocably accepted pursuant to the Offer (other than Cancelled Shares and Dissenting Shares) will thereupon be cancelled and converted into the right to receive cash in an amount equal to the Offer Price, and the Company will survive the Merger as a wholly owned Subsidiary of Parent, all upon the terms and subject to the conditions set forth herein;

WHEREAS, the Merger shall be governed by, and effected as soon as practicable following the consummation (as defined in Section 251(h) of the DGCL) of the Offer under, Section 251(h) of the DGCL pursuant to the terms of this Agreement;

WHEREAS, the board of directors of the Company (the “Company Board”) has unanimously, at a meeting duly called and held prior to the execution hereof, upon the terms and subject to the conditions set forth herein: (i) determined that this Agreement and the transactions contemplated hereby, including the Offer and the Merger, are advisable, fair to and in the best interests of the Company and the Company Stockholders, and declared it advisable for the Company to enter into this Agreement; (ii) approved and declared advisable the execution and delivery by the Company of this Agreement, the performance by the Company of its covenants and agreements contained herein and the consummation of the Offer and the Merger and the other transactions contemplated by this Agreement upon the terms and subject to the conditions contained herein; (iii) resolved that this Agreement and the Merger be governed by Section 251(h) of the DGCL and (iv) recommended that the Company Stockholders accept the Offer and tender their Company Common Shares to Merger Sub pursuant to the Offer (the “Company Board Recommendation”);

WHEREAS, the board of directors of Parent and the board of directors of Merger Sub have (i) declared it advisable for Parent and Merger Sub, respectively, to enter into this Agreement; and (ii) approved the execution and delivery by Parent and Merger Sub, respectively, of this Agreement, the performance by Parent and Merger Sub, respectively, of their respective covenants and agreements contained herein and the consummation of the Offer and the Merger upon the terms and subject to the conditions contained herein;

WHEREAS, the sole stockholder of Merger Sub has delivered a written consent as the sole stockholder of Merger Sub in accordance with the DGCL and the certificate of incorporation and bylaws of Merger Sub, approving and adopting this Agreement and the transactions contemplated hereby, including the Offer and the Merger, which consent by its terms is effective immediately following the execution and delivery of this Agreement in accordance with Section 228 of the DGCL;

WHEREAS, concurrently with the execution and delivery of this Agreement, each of the Company Stockholders identified on Exhibit A of the Company Disclosure Schedule (the “Specified Stockholders”) and Parent have entered into separate tender and support agreements substantially in the form attached hereto as Exhibit A (each, a “Tender and Support Agreement”), each of which provides, among other things, that each of the Specified Stockholders will, upon the terms and subject to the conditions set forth in the Tender and Support Agreements, tender the Company Common Shares held by them in the Offer;

WHEREAS, concurrently with the execution of this Agreement, and as a condition for the Company’s willingness to enter into this Agreement, Omega Capital Partners, L.P., Wayne Cooperman, Foxhill Family Partnership, L.P., Richard Kopelman, WhiteHawk Holdings, Inc., Ari Levy, Simeon Wallis, Timothy Won, and WhiteHawk Income Corporation (such Persons, in such capacity, each an “Investor” and collectively, the “Investors”) have each entered into an equity commitment letter (collectively, the “Equity Commitment Letters”), dated as of the date hereof, committing the Investors to provide funds equal to the applicable portion of the Required Amount set forth therein in connection with the consummation of the Equity Financing, subject to the terms and conditions set forth therein and herein;

WHEREAS, concurrently with the execution of this Agreement, and as a condition for the Company’s willingness to enter into this Agreement, WhiteHawk Income Corporation, a Delaware corporation (the “Guarantor”) is entering into the Limited Guarantee with respect to certain obligations of Parent and Merger Sub under this Agreement; and

WHEREAS, Parent, Merger Sub and the Company desire to make certain representations, warranties, covenants and agreements in connection with the Merger and also to prescribe various conditions to the consummation of the Offer and the Merger.

NOW, THEREFORE, in consideration of the foregoing, and the covenants, premises, representations and warranties and agreements contained in this Agreement and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, and intending to be legally bound, the parties to this Agreement agree as follows:

ARTICLE 1
THE OFFER

1.1     The Offer.

(a)     Terms and Conditions of the Offer. Provided that this Agreement shall not have been terminated pursuant to Article 8, as promptly as practicable after the date hereof (but in no event earlier than 10 Business Days following the date hereof and no later than three Business Days following the date that the Company provides Parent and Merger Sub with the substantially final Schedule 14D-9 pursuant to Section 1.2(a), and all of the information reasonably requested by Parent to be included in the Schedule TO pursuant to Section 1.1(g)), Merger Sub shall (and Parent shall cause Merger Sub to) commence (within the meaning of Rule 14d-2 promulgated under the Exchange Act) the Offer to purchase any and all of the outstanding Company Common Shares at a price per Company Common Share, subject to the terms of Section 1.1(c), equal to the Offer Price, without interest; provided, however, that Merger Sub shall not be required (and Parent shall not be required to cause Merger Sub) to commence the Offer unless and until the Company is prepared to file with the SEC the Schedule 14D-9 immediately following the filing of the Schedule TO. The Offer shall be made by means of an offer to purchase (the “Offer to Purchase”) that is disseminated to all of the Company Stockholders as and to the extent required by United States federal securities laws and contains the terms and conditions set forth in this Agreement, including in Annex A. Merger Sub shall (and Parent shall cause Merger Sub to) consummate the Offer, subject to the terms and conditions hereof and thereof. The obligation of Merger Sub to, and of Parent to cause Merger Sub to, irrevocably accept for payment and pay for any Company Common Shares validly tendered (and not withdrawn) pursuant to the Offer at the Expiration Time shall be subject only to the satisfaction or (if permitted by applicable Law) waiver of:

(i)     the condition (the “Minimum Condition”) that, as of immediately prior to the Expiration Time, there be validly tendered and not withdrawn in accordance with the terms of the Offer, and “received” by the “depository” for the Offer (as such terms are defined in Section 251(h) of the DGCL), a number of Company Common Shares that, together with the Company Common Shares then owned, if any, by Parent, Merger Sub and any of their respective Affiliates (excluding shares tendered pursuant to guaranteed delivery procedures that have not yet been “received” (as defined by Section 251(h) of the DGCL), represents at least a majority of the sum of (x) the aggregate number of issued and outstanding Company Common Shares as of immediately prior to the Expiration Time plus (y) an additional number of shares equal to the aggregate number of Company Common Shares issuable upon the conversion, exchange or exercise, as applicable, of all Company Equity Awards, and any other options, warrants or other rights to acquire, or securities convertible into or exchangeable for, Company Common Shares that, in each case, are outstanding immediately prior to the Expiration Time and are vested or otherwise exercisable, convertible or exchangeable at or immediately prior to the Expiration Time; and

(ii)     the other conditions set forth in Annex A (as they may be amended in accordance with this Agreement).

(b)     Waiver of Conditions. Parent and Merger Sub expressly reserve the right (but are not obligated to) at any time and from time to time in their sole discretion (subject to this Section 1.1(b)) and to the extent permitted by applicable Law, to waive, in whole or in part, any of the conditions to the Offer, to make any change in the terms of or conditions to the Offer or to increase the Offer Price; provided, however, that notwithstanding the foregoing or anything to the contrary set forth herein, without the prior written consent of the Company, Merger Sub shall not (and Parent shall not permit Merger Sub to) (i) waive or modify the Minimum Condition or the Termination Condition, or (ii) make any change in the terms of or conditions to the Offer that: (A) changes the form of consideration to be paid in the Offer; (B) decreases the Offer Price or the number of Company Common Shares sought in the Offer; (C) extends the Offer or extends or otherwise changes the Expiration Time, except as required or permitted by Section 1.1(d); (D) imposes conditions to the Offer other than those set forth in Annex A; (E) provides for any “subsequent offering period” within the meaning of Rule 14d-11 under the Exchange Act; or (F) otherwise amends, modifies or supplements the Offer in any manner materially adverse to the Company Stockholders or in any manner that materially delays or materially interferes with, hinders or impairs the consummation of the Offer.

(c)     Adjustments to the Offer Price. Notwithstanding anything in this Agreement to the contrary, if, at any time occurring on or after the date hereof and prior to the Acceptance Time, any change in the outstanding Equity Interests of the Company shall occur as a result of any reorganization, reclassification, recapitalization, stock split (including a reverse stock split), subdivision or combination, exchange or readjustment of shares, or any stock dividend or stock distribution (including any dividend or other distribution of securities convertible into Company Common Shares) with a record date during such period, the Offer Price will be equitably adjusted to reflect such change and provide the holders of each Company Common Share the same economic effect as contemplated by this Agreement prior to such event; provided, that nothing in this Section 1.1(c) shall be construed to permit the Company or any of its Subsidiaries to take any such action without the consent of Parent.

(d)     Expiration and Extension of the Offer.

(i)     Unless the Offer is extended pursuant to and in accordance with this Agreement, the Offer shall initially expire at 12:00 midnight, New York City time, at the end of the 20th Business Day following (and including the day of) the commencement of the Offer (determined pursuant to Rule 14(d)-1(g)(3) promulgated under the Exchange Act) (as such date and time may be extended, the “Expiration Time”), unless otherwise agreed to in writing by Parent and the Company. In the event that the Offer is extended pursuant to and in accordance with this Agreement, then the Offer shall expire on the date and at the time to which the Offer has been so extended.

(ii)     Notwithstanding the provisions of Section 1.1(d)(i) or anything to the contrary set forth in this Agreement, but subject to Section 1.1(d)(v), unless this Agreement has been terminated in accordance with its terms:

(A)     Merger Sub shall extend the Offer for any period required by any Law or Order, or any rule, regulation, interpretation or position of the SEC or its staff or the NYSE (including in order to comply with Exchange Act Rule 14e-1(b) in respect of any change in the Offer Price) or as may be necessary to resolve any comments of the SEC or the staff or the NYSE, in each case, as applicable to the Offer (including, for the avoidance of doubt, the Schedule 14D-9 or the Offer Documents);

(B)     if, as of any then-scheduled Expiration Time, all the conditions to the Offer set forth in Annex A are not satisfied or waived (if permitted by applicable Law), Merger Sub may (in its sole discretion), and Parent may (in its sole discretion) cause Merger Sub to, extend the Offer for one or more successive extension periods of up to 10 Business Days each (with each such period to end at 12:00 midnight (New York City time) at the end of the last Business Day of such period) (or any other period as may be approved in advance in writing by the Company) in order to permit the satisfaction of all of the conditions to the Offer; provided, however, that if the sole then-unsatisfied condition to the Offer is the Minimum Condition, Merger Sub shall be required to extend the Offer for no more than three occasions in consecutive periods of 10 Business Days each (each such period to end at 12:00 midnight (New York City time) at the end of the last Business Day of such period) (or such other period as may be approved in advance by the parties hereto);

(C)     if, at the then-scheduled Expiration Time, the Company brings or shall have brought any action in accordance with Section 9.16 that is pending to enforce specifically the performance of the terms and provisions of this Agreement by Parent or Merger Sub, the Expiration Time shall be extended, subject to Section 1.1(d)(v), (x) for the period during which such action is pending or (y) by such other time period established by the court presiding over such action, as the case may be; and

(D)     if, as of any then-scheduled Expiration Time, (1) all of the conditions to the Offer set forth in Annex A have been satisfied (or as permitted by applicable Law, waived) and (2) the full amount of the Debt Financing necessary to pay the Required Amount has not been funded and will not be available to be funded pursuant to the terms thereof so as to enable Parent and Merger Sub to comply with their obligations under Section 1.1(e), then Merger Sub shall have the right to (and Parent shall have the right to cause Merger Sub to) extend the Offer for one period of up to five Business Days, so long as such extension would not result in the Offer being extended beyond the third Business Day immediately preceding the Outside Date.

(iii)     Neither Parent nor Merger Sub shall extend the Offer in any manner other than pursuant to and in accordance with the provisions of Section 1.1(d)(ii) without the prior written consent of the Company.

(iv)     Neither Parent nor Merger Sub shall terminate or withdraw the Offer prior to the then-scheduled Expiration Time of the Offer unless this Agreement is validly terminated in accordance with Article 8, in which case Merger Sub shall (and Parent shall cause Merger Sub to) irrevocably and unconditionally terminate the Offer promptly (but in no event more than one Business Day) after such termination of this Agreement.

(v)     Notwithstanding any other provision in this Agreement to the contrary, (A) in no event shall Parent or Merger Sub be required to extend the Offer beyond the Outside Date; and (B) any extension made pursuant to Section 1.1(d)(ii) shall not be deemed to impair, limit, or otherwise restrict in any manner the rights of the parties hereto to terminate this Agreement pursuant to the terms of Article 8.

(vi)     If the Offer is terminated or withdrawn by Merger Sub, or this Agreement is terminated in accordance with Article 8, prior to the Acceptance Time, Merger Sub shall, and Parent shall cause Merger Sub to, promptly return or cause to be returned, in accordance with applicable Law, all tendered Company Common Shares to the registered holders thereof.

(vii)     The Company agrees that no Company Common Shares held by the Company or any of its Subsidiaries will be tendered pursuant to the Offer.

(e)     Payment for Company Common Shares. On the terms and subject to the conditions set forth in this Agreement and the Offer, including the satisfaction or waiver (if permitted) of all conditions to the Offer set forth in Annex A, Merger Sub shall (and Parent shall cause Merger Sub to), at or as promptly as practicable under Law following the Expiration Time (as it may be extended in accordance with Section 1.1(d)(ii)), but in any event within one Business Day thereof, irrevocably accept for payment, and, at or as promptly as practicable following the Acceptance Time, but in any event within one Business Day thereof, pay for, all Company Common Shares that are validly tendered and not withdrawn pursuant to the Offer; provided that with respect to Company Common Shares tendered pursuant to guaranteed delivery procedures that have not yet been delivered in settlement or satisfaction of such guarantee, Merger Sub shall be under no obligation to make any payment for such Company Common Shares unless and until such Company Common Shares are delivered in settlement or satisfaction of such guarantee. Without limiting the generality of the foregoing, Parent shall provide or cause to be provided to Merger Sub on a timely basis the funds that are necessary to pay for any and all Company Common Shares that Merger Sub becomes obligated to purchase pursuant to the Offer. For the avoidance of doubt, Merger Sub shall not, without the prior written consent of the Company, accept for payment or pay for any Company Common Shares if, as a result, Merger Sub would acquire less than the number of Company Common Shares necessary to satisfy the Minimum Condition. The Offer Price payable in respect of each Company Common Share validly tendered and not withdrawn pursuant to the Offer shall be paid without interest, net to the holder thereof in cash, subject to applicable Law, the terms and conditions of the Offer, and reduction for any withholding Taxes payable in respect thereof pursuant to Section 3.5. The Company shall register the transfer of any Company Common Shares irrevocably accepted for payment effective immediately after the Acceptance Time; provided that Merger Sub shall have paid for such Company Common Shares concurrently with such transfer.

(f)     Schedule TO; Offer Documents. On the date the Offer is first commenced (within the meaning of Rule 14d-2 promulgated under the Exchange Act), Parent and Merger Sub shall:

(i)     file with the SEC a Tender Offer Statement on Schedule TO (together with all amendments and supplements thereto, and including all exhibits thereto, the “Schedule TO”) with respect to the Offer in accordance with Rule 14d-3(a) promulgated under the Exchange Act, which Schedule TO shall contain or incorporate by reference as an exhibit the Offer to Purchase and forms of the letter of transmittal and summary advertisement, if any, and other required ancillary documents and exhibits, in each case, in respect of the Offer (together with any supplements or amendments thereto, and including all exhibits thereto, the “Offer Documents”);

(ii)     deliver a copy of the Offer Documents to the Company at its principal executive offices in accordance with Rule 14d-3(a) promulgated under the Exchange Act; and

(iii)     give telephonic notice of the information required by Rule 14d-3 promulgated under the Exchange Act, and mail by means of first class mail a copy of the Offer Documents, to the NYSE in accordance with Rule 14d-3(a) promulgated under the Exchange Act.

Promptly following the filing with the SEC of the Offer Documents, Parent and Merger Sub shall cause the Offer Documents to be disseminated to all Company Stockholders as and to the extent required by applicable Law (including the Exchange Act).

(g)     Review; Comment Period. Parent and Merger Sub shall use reasonable best efforts to cause the Schedule TO and the Offer Documents to comply as to form in all material respects with the requirements of applicable Law. The Company shall promptly furnish in writing to Parent and Merger Sub all information concerning the Company, its Subsidiaries, the Company Stockholders and the directors and officers of the Company that is required by applicable Law or is reasonably requested by Parent to be included in the Schedule TO or the other Offer Documents, in each case, no later than seven Business Days following the date hereof, so as to enable Parent and Merger Sub to comply with their obligations under Section 1.1(a), Section 1.1(f) and this Section 1.1(g) and, unless the Company Board has effected a Company Change of Board Recommendation in accordance with Section 6.3, shall allow Parent and Merger Sub to include the Company Board Recommendation in the Offer Documents. Parent, Merger Sub and the Company shall cooperate in good faith to determine the information regarding the Company, its Subsidiaries, the stockholders of the Company and the directors and officers of the Company that is necessary or is reasonably requested by Parent and Merger Sub to include in the Schedule TO and the Offer Documents in order to satisfy applicable Law. Each of Parent, Merger Sub and the Company shall promptly correct any information provided by it or any of its respective Representatives for use in the Schedule TO or the Offer Documents if and to the extent such information shall have become false or misleading in any material respect. Parent and Merger Sub shall take all reasonable steps necessary to cause the Schedule TO and the Offer Documents, as so corrected, to be filed with the SEC and the Offer Documents, as so corrected, to be disseminated to the Company Stockholders, in each case, as and to the extent required by applicable Law, or by the SEC or its staff or the NYSE. Unless the Company Board has effected a Company Change of Board Recommendation, Parent and Merger Sub shall provide the Company and its counsel a reasonable opportunity to review and comment on the Schedule TO and the Offer Documents prior to the filing thereof with the SEC, and Parent and Merger Sub shall give reasonable and good faith consideration to any comments made by the Company and its counsel (it being understood that the Company and its counsel shall provide any comments thereon as soon as reasonably practicable). Unless the Company Board has effected a Company Change of Board Recommendation, Parent and Merger Sub shall provide in writing to the Company and its counsel any and all written comments or other substantive communications (and shall orally describe any oral comments or other substantive oral communications) that Parent, Merger Sub or their counsel may receive from the SEC or any other Governmental Entity or its staff with respect to the Schedule TO and the Offer Documents promptly after such receipt, and, unless the Company Board has effected a Company Change of Board Recommendation, Parent and Merger Sub shall provide the Company and its counsel a reasonable opportunity to participate in the formulation of any response to any such comments of the SEC or any other Governmental Entity or its staff (including by providing a reasonable opportunity for the Company and its counsel to review and comment on any such response, which comments Parent and Merger Sub shall consider reasonably and in good faith). Parent and Merger Sub shall use reasonable best efforts to (i) respond promptly to any such comments and (ii) take all other actions necessary to resolve the issues raised therein.

1.2     Company Actions.

(a)     Schedule 14D-9. The Company shall (i) promptly prepare and file with the SEC, substantially concurrently with (and in any event on the same day as) the filing by Parent and Merger Sub of the Schedule TO and the Offer Documents, a Schedule 14D-9 containing (x) except as permitted by Section 6.3, the Company Board Recommendation and (y) a notice of appraisal rights in accordance with Section 262 of the DGCL, and (ii) take all steps necessary to disseminate the Schedule 14D-9 promptly after commencement of the Offer to the Company Stockholders as and to the extent required by Rule 14d-9 promulgated under the Exchange Act and any other applicable United States federal securities Laws. The Company shall use reasonable best efforts to cause the Schedule 14D-9 to comply as to form in all material respects with the requirements of applicable Law. Parent and the Company shall cause the Schedule 14D-9 to be mailed or otherwise disseminated to the Company Stockholders together with the Offer Documents. Each of Parent and Merger Sub shall promptly furnish in writing to the Company (or its legal counsel) all information concerning Parent and Merger Sub and their respective Subsidiaries, the stockholders of Parent or Merger Sub and the directors and officers of Parent or Merger Sub that is required by applicable Law or is reasonably requested by the Company to be included in the Schedule 14D-9 so as to enable the Company to comply with its obligations under this Section 1.2(a). Parent, Merger Sub and the Company shall cooperate in good faith to determine the information regarding Parent and Merger Sub and their respective Subsidiaries, the stockholders of Parent or Merger Sub and the directors and officers of Parent or Merger Sub that is necessary to include in the Schedule 14D-9 in order to satisfy applicable Law. Each of the Company, Parent and Merger Sub shall promptly correct any information provided by it or any of its respective Representatives for use in the Schedule 14D-9 if and to the extent that such information shall have become false or misleading in any material respect. The Company shall take all reasonable steps necessary to cause the Schedule 14D-9, as so corrected, to be filed with the SEC and disseminated to the Company Stockholders, in each case, as and to the extent required by applicable Law, or by the SEC or its staff or the NYSE. Unless the Company Board has effected a Company Change of Board Recommendation, the Company shall provide Parent, Merger Sub and their counsel a reasonable opportunity to review and comment on a substantially complete draft of the Schedule 14D-9 prior to the filing thereof with the SEC (and in any case, no later than seven Business Days following the date hereof), and the Company shall give reasonable and good faith consideration to any comments made by Parent, Merger Sub and their counsel (it being understood that Parent, Merger Sub and their counsel shall provide any comments thereon as soon as reasonably practicable). Unless the Company Board has effected a Company Change of Board Recommendation, the Company shall provide in writing to Parent, Merger Sub and their counsel any and all written comments or other substantive communications (and shall orally describe any oral comments or other substantive oral communications) that the Company or its counsel may receive from the SEC or any other Governmental Entity or its staff with respect to the Schedule 14D-9 promptly after such receipt, and unless the Company Board has effected a Company Change of Board Recommendation, the Company shall provide Parent, Merger Sub and their counsel a reasonable opportunity to participate in the formulation of any response to any such comments of the SEC or any other Governmental Entity or its staff (including by providing a reasonable opportunity for Parent, Merger Sub and their counsel to review and comment on any such response, which comments the Company shall consider reasonably and in good faith). The Company shall use reasonable best efforts to (i) respond promptly to any such comments and (ii) take all other actions necessary to resolve the issues raised therein.

(b)     Company Information. In connection with the Offer, the Company shall, or shall cause its transfer agent to, promptly after the date of this Agreement and from time to time thereafter as reasonably requested by Parent, furnish Parent and Merger Sub with such assistance and such information available to the Company as Parent or its Representatives may reasonably request in order to disseminate and otherwise communicate the Offer to the record and beneficial holders of Company Common Shares, including an accurate and complete list as of the most recent practicable date (which shall be as of as of a date no later than ten Business Days prior to the date on which the Offer Documents and Schedule 14D-9 are first disseminated to the Company Stockholders, (such date, the “Stockholder List Date”)), of the Company Stockholders, non-objecting beneficial owners, mailing labels and any available listing or computer files containing the names and addresses of all record and beneficial holders of Company Common Shares (including updated lists of stockholders, mailing labels, listings or files of securities positions (including lists of securities positions held in stock depositaries)). Prior to the filing with the SEC of the Schedule 14D-9, the Company shall set the Stockholder List Date as the record date for the purpose of receiving the notice required by Section 262(d)(2) of the DGCL. Subject to applicable Law, and except for such steps as are necessary to disseminate the Offer Documents and any other documents necessary to consummate the Merger, Parent and Merger Sub (and their respective Representatives) shall:

(i)     hold in confidence in accordance with the Confidentiality Agreement the information contained in any such lists of stockholders, mailing labels and listings or files of securities positions;

(ii)     use such information only in connection with the Offer and the Merger and only in the manner permitted by this Agreement; and

(iii)     if this Agreement or the Offer is terminated, promptly return (and shall use their respective reasonable efforts to cause their agents to deliver) to the Company or destroy any and all copies and any extracts or summaries from such information then in their possession or control.

ARTICLE 2
THE MERGER

2.1     The Merger.

(a)     Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the DGCL, at the Effective Time, Merger Sub shall be merged with and into the Company. As a result of the Merger, the separate corporate existence of Merger Sub shall cease, and the Company shall continue as the surviving corporation of the Merger and a Subsidiary of Parent (the “Surviving Corporation”). The Merger shall be governed by and effected pursuant to Section 251(h) of the DGCL without a vote on the adoption of this Agreement by the Company Stockholders and shall have the effects set forth in this Agreement and the applicable provisions of the DGCL. Without limiting the generality of the foregoing, at the Effective Time, all of the property, rights, privileges, immunities, powers and franchises of the Company and Merger Sub shall vest in the Surviving Corporation, and all of the debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation, in each case, as provided under the DGCL.

(b)     At the Effective Time, by virtue of the Merger and without the necessity of further action by the Company or any other Person, (i) the certificate of incorporation of the Company as in effect immediately prior to the Effective Time shall be amended and restated to read in its entirety in the form set forth on Exhibit B and, as so amended and restated, shall be the certificate of incorporation of the Surviving Corporation until thereafter changed or amended as provided therein or by applicable Law (subject to Section 6.8); and (ii) the bylaws of the Company as in effect immediately prior to the Effective Time shall be amended and restated to read in their entirety in the form of the bylaws of Merger Sub as in effect immediately prior to the Effective Time and, as so amended and restated, shall be the bylaws of the Surviving Corporation until thereafter changed or amended as provided therein and in the certificate of incorporation of the Surviving Corporation and by applicable Law (subject to Section 6.8).

(c)     Notwithstanding anything in this Agreement to the contrary, if, at any time occurring on or after the Acceptance Time until the Effective Time, any change in the outstanding Equity Interests of the Company shall occur as a result of any reorganization, reclassification, recapitalization, stock split (including a reverse stock split), subdivision or combination, exchange or readjustment of shares, or any stock dividend or stock distribution (including any dividend or other distribution of securities convertible into Company Common Shares) with a record date during such period, the Merger Consideration and any other similarly dependent items, as the case may be, will be equitably adjusted to reflect such change and provide the holders of each Company Common Share and Company Equity Award the same economic effect as contemplated by this Agreement prior to such event.

2.2     Closing and Effective Time of the Merger. The closing of the Merger (the “Closing”) will take place as soon as practicable following the Acceptance Time (but in any event on the same Business Day as the Acceptance Time), subject to the satisfaction or waiver of all of the applicable conditions set forth in Article 7 (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the fulfillment or waiver (if permitted by applicable Law) of those conditions at the Closing) or at such other date and time as Parent and the Company may mutually agree in writing (the “Closing Date”), by electronic exchange of documents, unless another time, date or place is agreed to in writing by the parties hereto. Upon the terms and subject to the conditions set forth in this Agreement, at the Closing, the Company shall cause a certificate of merger with respect to the Merger (the “Certificate of Merger”) to be executed and filed with the Secretary of State of the State of Delaware in accordance with the relevant provisions of the DGCL, and the Company and Merger Sub shall make all other deliveries, filings or recordings required under the DGCL in connection with the consummation of the Merger. The Merger shall become effective at the time the Certificate of Merger shall have been duly filed with the Secretary of State of the State of Delaware, or such later date and time as is agreed upon by the parties hereto and specified in the Certificate of Merger (such date and time at which the Merger becomes effective is hereinafter referred to as the “Effective Time”).

2.3     Governance Matters. At the Effective Time, the Company and the Surviving Corporation shall take all necessary action such that the directors of Merger Sub immediately prior to the Effective Time, or such other individuals designated by Parent as of the Effective Time, shall become the directors of the Surviving Corporation, each to hold office, from and after the Effective Time, in accordance with the certificate of incorporation and bylaws of the Surviving Corporation until their respective successors shall have been duly elected, designated or qualified, or until their earlier death, resignation or removal in accordance with the certificate of incorporation and bylaws of the Surviving Corporation.

ARTICLE 3
CONVERSION OF SECURITIES IN THE MERGER

3.1     Conversion of Securities. Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or the holders of any of the securities of Parent, Merger Sub or the Company:

(a)     Conversion of Company Common Shares. Each Company Common Share issued and outstanding immediately prior to the Effective Time, other than (A) any Dissenting Shares, (B) any Cancelled Shares and (C) any Company Restricted Shares (which shall be treated in accordance with Section 3.4), shall be converted into the right to receive cash in an amount equal to the Offer Price (the “Merger Consideration”), without interest and less any applicable withholding Tax pursuant to Section 3.5. From and after the Effective Time, all such Company Common Shares shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and each applicable holder of such Company Common Shares shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration therefor upon surrender of Certificates or Book-Entry Shares in accordance with Section 3.2 or Section 3.4.

(b)     Merger Sub Equity Interests. Each share of common stock, par value $0.01 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one validly issued, fully paid and nonassessable share of common stock, par value $0.01 per share, of the Surviving Corporation and shall constitute the only outstanding shares of capital stock of the Surviving Corporation. From and after the Effective Time, all certificates representing the common stock of Merger Sub shall be deemed for all purposes to represent the number of shares of common stock of the Surviving Corporation into which they were converted in accordance with the immediately preceding sentence.

(c)     Cancelled Shares. Each Company Common Share that is owned directly by the Company (or any wholly owned Subsidiary of the Company), Parent, Merger Sub or any of their respective Affiliates (in each case, to the extent applicable) immediately prior to the Effective Time (the “Cancelled Shares”) shall be cancelled and retired and shall cease to exist, and no consideration shall be delivered in exchange for such cancellation and retirement.

3.2     Payment for Securities; Surrender of Certificates.

(a)     Acceptance and Payment. On the terms and conditions set forth in this Agreement, and pursuant to the procedures set forth in Section 1.1(e), following the Acceptance Time, Merger Sub shall (and Parent shall cause Merger Sub to) pay for all Company Common Shares that are validly tendered and not withdrawn pursuant to the Offer.

(b)     Paying Agent. Prior to the Acceptance Time, Parent or Merger Sub shall designate a reputable U.S. bank or trust company to act as the paying agent for the Company Stockholders entitled to receive Merger Consideration pursuant to Section 3.1(a) (the identity and terms of designation and appointment of which shall be subject to the prior written consent of the Company, such consent not to be unreasonably withheld, conditioned or delayed) (the “Paying Agent”). Prior to the Acceptance Time, the Company and Parent shall enter into a paying agent agreement with the Paying Agent, which agreement shall set forth the duties, responsibilities and obligations of the Paying Agent consistent with the terms of this Agreement and otherwise reasonably acceptable to the Company and Parent. Parent shall pay, or cause to be paid, the fees and expenses of the Paying Agent. At or prior to the Effective Time, Parent shall deposit, or cause to be deposited, with the Paying Agent cash in immediately available funds in an amount equal to the aggregate Merger Consideration payable pursuant to Section 3.1(a) (such cash amounts, the “Exchange Fund”) for the sole benefit of the holders of Company Common Shares entitled to receive Merger Consideration. Parent shall cause the Paying Agent to make delivery of the Merger Consideration out of the Exchange Fund in accordance with this Agreement. In the event the Exchange Fund shall at any time be insufficient to pay the aggregate amounts contemplated by Section 3.1(a), Parent shall, or shall cause Merger Sub to, promptly deposit additional cash in immediately available funds, as applicable, with the Paying Agent in an amount that is equal to the deficiency in the amount required to make such payment. The Exchange Fund shall not be used for any purpose that is not expressly provided for in this Agreement. The Exchange Fund shall be invested by the Paying Agent as directed by Parent or Merger Sub, in its sole discretion, pending payment thereof by the Paying Agent to the holders of the Company Common Shares entitled to receive Merger Consideration; provided that, unless otherwise agreed by Parent and the Company prior to the Closing, any such investments shall be in obligations of, or guaranteed by, the United States government or any agency or instrumentality thereof, in commercial paper obligations rated A-1 or P-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively, or in certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks with capital exceeding $5.0 billion (based on the most recent financial statements of such bank that are then publicly available). Earnings from such investments shall be the sole and exclusive property of Parent or Merger Sub, and no part of such earnings shall accrue to the benefit of holders of Company Common Shares.

(c)     Procedures for Exchange Fund.

(i)     Certificates. As promptly as practicable after the Effective Time (and following receipt by the Paying Agent from the Company’s transfer agent of all information reasonably necessary to enable the Paying Agent to effect the mailings set forth in this Section 3.2(c); provided, that Parent and the Surviving Corporation shall use reasonable best efforts to obtain all information necessary to enable such mailing to occur no later than five Business Days after the Effective Time), Parent or the Surviving Corporation shall cause the Paying Agent to mail to each Person that was, immediately prior to the Effective Time, a holder of record of Company Common Shares represented by certificates (the “Certificates”), which Company Common Shares were converted into the right to receive the Merger Consideration at the Effective Time pursuant to this Agreement: (A) a letter of transmittal, which shall be in a customary form reasonably acceptable to the Company and Parent prior to the Effective Time and shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Paying Agent and shall otherwise be in such form as the Company, Parent and the Paying Agent shall reasonably agree upon (a “Letter of Transmittal”); and (B) instructions for effecting the surrender of the Certificates (or affidavits of loss in lieu of the Certificates as provided in Section 3.2(f)) in exchange for payment of the Merger Consideration, the forms of which instructions shall be subject to the approval of the Company (not to be unreasonably withheld, conditioned or delayed) prior to the Effective Time. Upon surrender of a Certificate (or affidavit of loss in lieu of the Certificate as provided in Section 3.2(f)) to the Paying Agent or to such other agent or agents as may be appointed in writing by Parent or Merger Sub, and upon delivery of a Letter of Transmittal, duly executed and in proper form, with respect to such Certificates, the holder of such Certificates shall be entitled to receive the Merger Consideration for each Company Common Share formerly represented by such Certificates (after giving effect to any required Tax withholdings as provided in Section 3.5), and any Certificate so surrendered shall forthwith be cancelled. If payment of the Merger Consideration is to be made to a Person other than the Person in whose name any surrendered Certificate is registered, it shall be a condition precedent of payment that the Certificate so surrendered shall be properly endorsed or shall be otherwise in proper form for transfer, and the Person requesting such payment shall have paid any Transfer Taxes required by reason of the payment of the Merger Consideration to a Person other than the registered holder of the Certificate so surrendered and shall have established to the satisfaction of the Surviving Corporation that such Taxes either have been paid or are not required to be paid. No interest will be paid or accrued on any amount payable upon due surrender of the Certificates. Until surrendered as contemplated hereby, each Certificate shall be deemed at any time after the Effective Time to represent only the right to receive the Merger Consideration as contemplated by this Agreement, except for Certificates representing any Dissenting Shares, which shall represent the right to receive payment of the fair value of such Company Common Shares in accordance with and to the extent provided by Section 262 of the DGCL, or any Cancelled Shares.

(ii)     Book-Entry Shares. Notwithstanding anything to the contrary contained in this Agreement, no holder of non-certificated Company Common Shares represented by book-entry (“Book-Entry Shares”) shall be required to deliver a Certificate or, in the case of holders of Book-Entry Shares held through The Depository Trust Company, an executed Letter of Transmittal to the Paying Agent to receive the Merger Consideration that such holder is entitled to receive pursuant to Section 3.1(a). In lieu thereof, each holder of record of one or more Book-Entry Shares held through The Depository Trust Company whose Company Common Shares were converted into the right to receive the Merger Consideration shall upon the Effective Time, in accordance with The Depository Trust Company’s customary procedures (including receipt by the Paying Agent of an “agent’s message” (or such other evidence of transfer or surrender as the Paying Agent may reasonably request)) and such other procedures as agreed by the Company, Parent, the Paying Agent and The Depository Trust Company, be entitled to receive, and Parent shall cause the Paying Agent to pay and deliver to The Depository Trust Company or its nominee, for the benefit of the holder of such Book-Entry Shares held through it, as promptly as practicable after the Effective Time, in respect of each such Book-Entry Share, the Merger Consideration for each such Book-Entry Share (after giving effect to any required Tax withholdings as provided in Section 3.5) and such Book-Entry Shares of such holder shall forthwith be cancelled. As soon as practicable after the Effective Time (and in no event later than three Business Days after the Effective Time), the Surviving Corporation shall cause the Paying Agent to mail to each Person that was, immediately prior to the Effective Time, a holder of record of Book-Entry Shares not held through The Depository Trust Company (A) a Letter of Transmittal and (B) instructions for returning such Letter of Transmittal in exchange for the Merger Consideration, the forms of which Letter of Transmittal and instructions shall be subject to the approval of the Company (not to be unreasonably withheld, conditioned or delayed) prior to the Effective Time. Upon delivery of such Letter of Transmittal, in accordance with the terms of such Letter of Transmittal, duly executed and in proper form, the holder of such Book-Entry Shares shall be entitled to receive in exchange therefor the Merger Consideration, for each such Book-Entry Share (after giving effect to any required Tax withholdings as provided in Section 3.5), and such Book-Entry Shares so surrendered shall forthwith be cancelled. Payment of the Merger Consideration with respect to Book-Entry Shares shall only be made to the Person in whose name such Book-Entry Shares are registered. No interest will be paid or accrued on any amount payable upon due surrender of Book-Entry Shares. Until paid or surrendered as contemplated hereby, each Book-Entry Share shall be deemed at any time after the Effective Time to represent only the right to receive the Merger Consideration as contemplated by this Agreement, except for Book-Entry Shares representing Dissenting Shares, which shall be deemed to represent the right to receive payment in accordance with and to the extent provided by Section 262 of the DGCL, or Cancelled Shares.

(d)     Transfer Books; No Further Ownership Rights in Company Common Shares. At the Effective Time, the stock transfer books of the Company shall be closed, and thereafter there shall be no further recording or registration of transfers of Company Common Shares on the records of the Company. From and after the Effective Time, the holders of Certificates and Book-Entry Shares outstanding immediately prior to the Effective Time (other than holders of Certificates and Book-Entry Shares representing Dissenting Shares, and holders of Certificates and Book-Entry Shares representing Cancelled Shares) shall cease to have any rights with respect to such Company Common Shares, except the right to receive the Merger Consideration payable therefor upon the surrender thereof in accordance with the provisions of this Section 3.2. The Merger Consideration paid to such Company Stockholders in accordance with the terms of this Article 3 shall be deemed to have been paid in full satisfaction of all rights pertaining to such Company Common Shares. From and after the Effective Time, the holders of Certificates and Book-Entry Shares representing Dissenting Shares shall cease to have any rights with respect to such Company Common Shares, except for the right to receive payment in accordance with and to the extent provided by Section 262 of the DGCL. From and after the Effective Time, the holders of Certificates and Book-Entry Shares representing Cancelled Shares shall cease to have any rights with respect to such Company Common Shares as provided for by Section 3.1(c). Notwithstanding the foregoing, if, after the Effective Time, Certificates or any other valid evidence of ownership of Company Common Shares that have not previously been surrendered are presented to the Surviving Corporation for any reason, they shall be cancelled and exchanged for the applicable Merger Consideration as provided in this Agreement.

(e)     Termination of Exchange Fund; Abandoned Property; No Liability. Any portion of the Exchange Fund (including any interest received with respect thereto) made available to the Paying Agent that remains unclaimed by the holders of Certificates or Book-Entry Shares on the 12-month anniversary of the Effective Time will be returned to the Surviving Corporation, upon demand, and any such holder who has not tendered its Certificates or Book-Entry Shares for the Merger Consideration in accordance with Section 3.2(c) prior to such time shall thereafter look only to the Surviving Corporation (subject to abandoned property, escheat or other similar Laws) for delivery of the Merger Consideration, in each case without interest and subject to any withholding of Taxes required by applicable Law, in respect of such holder’s surrender of its Certificates or Book-Entry Shares and compliance with the procedures in Section 3.2(c). Any Merger Consideration remaining unclaimed by the holders of Certificates or Book-Entry Shares immediately prior to such time as such amounts would otherwise escheat to, or become property of, any Governmental Entity will, to the extent permitted by applicable Law, become the property of the Surviving Corporation free and clear of any claims or interest of any Person previously entitled thereto. None of the Surviving Corporation, the Company, Merger Sub, Parent or the Paying Agent, or any employee, officer, director, agent or Affiliate of any of them, shall be liable to any Person in respect of any part of the Merger Consideration made available to the Paying Agent delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.

(f)     Lost, Stolen or Destroyed Certificates. In the event that any Certificates shall have been lost, stolen or destroyed, the Paying Agent shall issue in exchange for such lost, stolen or destroyed Certificates, upon the making of an affidavit, in customary form, reasonably acceptable to Parent (which shall contain an agreement in customary form to indemnify Parent, Merger Sub, the Surviving Corporation and their respective Affiliates against any claim that may be made against Parent, Merger Sub, the Surviving Corporation or their respective Affiliates on account of the alleged loss, theft or destruction of such Certificates) of that fact by the holder thereof, the Merger Consideration payable in respect thereof pursuant to Section 3.1(a), without interest and subject to any withholding Taxes required by applicable Law. In addition, Parent may, in its reasonable discretion and as a condition precedent to the payment of such Merger Consideration, require the owner(s) of such lost, stolen or destroyed Certificates to deliver a bond in a customary and reasonable sum as it may reasonably direct as indemnity against any claim that may be made against Parent, Merger Sub, the Surviving Corporation or the Paying Agent with respect to the Certificates alleged to have been lost, stolen or destroyed.

3.3     Dissenting Shares. Notwithstanding anything to the contrary contained in this Agreement (but subject to the provisions of this Section 3.3), if required by the DGCL (but only to the extent required thereby), all Company Common Shares issued and outstanding immediately prior to the Effective Time and held by a holder who is entitled to demand, and has properly demanded, appraisal for such Company Common Shares in accordance with, and who complies in all respects with, Section 262 of the DGCL (such Company Common Shares, the “Dissenting Shares”), shall not be converted into the right to receive the Merger Consideration. At the Effective Time, all Dissenting Shares shall be cancelled and cease to exist, and the holders of Dissenting Shares shall only be entitled to the rights specifically granted to them under the DGCL with respect to Dissenting Shares. If any such holder of Dissenting Shares fails to perfect or otherwise waives, withdraws or loses its right to appraisal under Section 262 of the DGCL or other applicable Law, then such Dissenting Shares shall be deemed to have been converted into, as of the Effective Time, and shall be exchangeable for, subject to compliance with the procedures in Section 3.2(c), solely the right to receive the Merger Consideration, without interest and subject to any withholding Taxes pursuant to Section 3.5. The Company shall give Parent: (i) prompt notice (and in any event within one Business Day following receipt) of any written demand for appraisal received by the Company prior to the Effective Time pursuant to the DGCL, any withdrawal of any such demand and any other demand, notice or instrument delivered to the Company prior to the Effective Time pursuant to the DGCL that relates to such demand; and (ii) the right to participate in and direct all negotiations and proceedings with respect to any such demand, notice or instrument. The Company shall not pay or settle, or make any payment or settlement offer, prior to the Effective Time with respect to any such demand, notice or instrument or agree to do any of the foregoing unless Parent shall have given its written consent to such payment or settlement, or payment or settlement offer.

3.4     Treatment of Company Equity Awards.

(a)     Company Time-Based Restricted Shares. The Company shall take all requisite action so that each Company Time-Based Restricted Share that is outstanding under any Company Equity Plan as of immediately prior to the Effective Time shall, by virtue of the Merger, automatically and without any action on the part of the Company, Parent or the holder thereof, cease to represent a Company Time-Based Restricted Share and shall be cancelled and converted into a right to receive an amount in cash, without interest (a “Restricted Cash Award”) equal to the sum of (A) the product of (i) the number of shares of Company Common Stock subject to such Company Time-Based Restricted Share immediately prior to the Effective Time and (ii) the Merger Consideration, plus (B) the Company Restricted Share Accrued Dividends with respect to such Company Time-Based Restricted Share. Except as set forth in this Section 3.4(a), each Restricted Cash Award shall be governed by substantially similar terms and conditions (including vesting and forfeiture terms) as were applicable to the corresponding Company Time-Based Restricted Shares immediately prior to the Effective Time, provided, that each Restricted Cash Award shall vest and become payable upon the earlier of (i) the date the corresponding Company Time-Based Restricted Share would have vested pursuant to the terms thereof and (ii) the date that is 90 days following the Closing Date. On the Closing Date, Parent shall pay by wire transfer of immediately available funds to the account of the Company’s payroll provider (“Payroll Provider”) identified in writing by the Company to Parent (which shall be so identified no later than two Business Days prior to the Closing Date) the aggregate amount of the Restricted Cash Awards payable under this Section 3.4(a), and the Surviving Corporation shall, or Parent shall cause the Surviving Corporation to, cause the Payroll Provider to make payment of each Restricted Cash Award to the holder thereof, through the Surviving Corporation’s normal payroll procedures via a special payroll run as soon as reasonably practicable following the date such Restricted Cash Award becomes payable in accordance with this Section 3.4(a) (but in any event no later than three Business Days thereafter and less any applicable withholding Taxes pursuant to Section 3.5).

(b)     Company Performance-Based Restricted Shares. The Company shall take all requisite action so that each Company Performance-Based Restricted Share that is outstanding under any Company Equity Plan as of immediately prior to the Effective Time shall, by virtue of the Merger automatically and without any action on the part of the Company, Parent or the holder thereof, vest in full (assuming achievement of maximum performance) and become free of restrictions and shall be cancelled and terminated automatically and converted into the right to receive from the Surviving Corporation an amount in cash (without interest) equal to sum of (i) the Merger Consideration plus (ii) the Company Restricted Share Accrued Dividends with respect to such Company Performance-Based Restricted Share (the “Performance-Based Restricted Share Consideration”). On the Closing Date, Parent shall pay by wire transfer of immediately available funds to the account of the Payroll Provider identified in writing by the Company to Parent pursuant to Section 3.4(a), and the Surviving Corporation shall, or Parent shall cause the Surviving Corporation to, cause the Payroll Provider to pay to each holder of a Company Performance-Based Restricted Share, through the Company’s normal payroll procedures via a special payroll run as soon as reasonably practicable following the Closing Date (but in any event no later than three Business Days thereafter), the applicable Performance-Based Restricted Share Consideration (less any applicable withholding Taxes pursuant to Section 3.5).

(c)     Company DCP Units. The Company shall take all requisite action so that, effective as of immediately prior to the Effective Time, each Company DCP Unit that is outstanding under any Company Equity Plan as of immediately prior thereto shall, by virtue of the Merger automatically and without any action on the part of the Company, Parent or the holder thereof, be cancelled and terminated automatically and converted into the right to receive from the Surviving Corporation (without interest) as soon as reasonably practicable after the Effective Time (but in any event no later than five Business Days after the Effective Time), an amount in cash equal to (i) the number of Company Common Shares subject to such Company DCP Unit immediately prior to the Effective Time multiplied by (ii) the Merger Consideration (the “DCP Unit Consideration”); provided, that, with respect to any Company DCP Units that constitute nonqualified deferred compensation subject to Section 409A of the Code and that are not permitted to be paid at the Effective Time without triggering a Tax or penalty under Section 409A of the Code, such payment shall be made at the earliest time permitted under the applicable Company Equity Plan and deferral election form that will not trigger a Tax or penalty under Section 409A of the Code.

(d)     Company Actions. At or prior to the Effective Time, the Company or the Company Board (or a committee thereof), as applicable, shall adopt any resolutions and take any actions that are necessary to (i) effectuate the treatment of the Company Time-Based Restricted Shares, the Company Performance-Based Restricted Shares and the Company DCP Units in Sections 3.4(a), (b) and (c), and (ii) cause the Company Equity Plans to terminate at or prior to the Effective Time.

3.5     Withholding Rights. Parent, Merger Sub, the Surviving Corporation, the Company and the Paying Agent, as the case may be, shall be entitled to deduct and withhold from any amounts otherwise payable pursuant to this Agreement, such amounts that Parent, Merger Sub, the Surviving Corporation, the Company or the Paying Agent is required to deduct and withhold with respect to the making of such payment under the Code, the rules and regulations promulgated thereunder or any provision of applicable Tax Law; provided, however, that, except (i) with respect to amounts treated as compensation for Tax purposes or (ii) as a result of the failure of any holder of Company Common Shares to provide Internal Revenue Service Form W-9 or W-8, as applicable, demonstrating that such holder is exempt from withholding, Parent shall provide the Company commercially reasonable notice of any applicable payor’s intention to make such deduction or withholding and provide the Company with a reasonable opportunity to obtain reduction of or relief from such deduction or withholding. Parent shall reasonably cooperate with the Company to obtain such reduction of or relief from such deduction or withholding. To the extent that amounts are so withheld and timely paid over to the applicable Governmental Entity, such amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

3.6     Further Actions. As of the Effective Time, the officers and directors of Parent and the Surviving Corporation shall have taken all actions required to authorize the execution and delivery, in the name and on behalf of the Company and Merger Sub, any deeds, bills of sale, assignments or assurances and the taking and doing, in the name and on behalf of the Company and Merger Sub, of any other actions and things to vest, perfect or confirm of record or otherwise in the Surviving Corporation any and all right, title and interest in, to and under any of the rights, properties or assets acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger.

ARTICLE 4
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in (i) the Company SEC Documents filed on or after January 1, 2023 (the “Applicable Date”) and publicly available prior to the date hereof (other than any disclosures contained under the captions “Risk Factors” or “Forward-Looking Statements,” and any other disclosures that are predictive, cautionary or forward-looking in nature but, for the purpose of clarification, including and giving effect to any factual or historical statements included in any such statements), but it being understood that this clause (i) shall not be applicable to any of Sections 4.1, 4.2 or 4.4, or (ii) the corresponding sections of the disclosure schedule delivered by the Company to Parent and Merger Sub concurrently with the execution of this Agreement (the “Company Disclosure Schedule”) (it being acknowledged and agreed that disclosure in any Section or Subsection of the Company Disclosure Schedule shall be deemed disclosed with respect to all sections of this Agreement and all other sections or subsections of the Company Disclosure Schedule to the extent that the relevance of such disclosure to such other Section or subsection is reasonably apparent on the face of such disclosure), the Company hereby represents and warrants to Parent and Merger Sub as follows:

4.1     Organization and Qualification; Subsidiaries.

(a)     The Company is a corporation, duly incorporated and validly existing under the Laws of Delaware and has requisite corporate power and authority to carry on its business as it is now being conducted, except for such failures to have such power or authority that would not have or reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company is in good standing under the Laws of Delaware and has requisite corporate power and authority to carry on its business as it is now being conducted, except for such failures to be in good standing that would not have or reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Each of the Company’s Subsidiaries (each, a “Company Subsidiary”) is a corporation or other legal entity duly organized, validly existing and in good standing (with respect to jurisdictions that recognize such concept) under the Laws of the jurisdiction of its incorporation or organization and has the requisite corporate or organizational, as the case may be, power and authority to own, lease or operate its property or assets or carry on its business as it is now being conducted, in each case, except as would not have or reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company and each of its “significant subsidiaries” (as defined in Regulation S-X promulgated under the Securities Act) (each, a “Significant Company Subsidiary”) is duly qualified to do business and is in good standing (with respect to jurisdictions that recognize such concept) in each jurisdiction where the ownership, leasing or operations of its properties or assets or the conduct of its business requires such qualification, except where the failure to be so qualified or in good standing would not have or reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b)     The Company has made available or caused to be made available to Parent true, correct and complete copies of (i) any amendments to the Certificate of Incorporation of the Company (the “Company Charter”) not filed prior to the date hereof with the SEC, (ii) any amendments to the Amended and Restated Bylaws of the Company (the “Company Bylaws”) not filed prior to the date hereof with the SEC and (iii) the certificates of incorporation and bylaws, or equivalent organizational or governing documents, of each Significant Company Subsidiary. The Company is in compliance in all material respects with the provisions of the Company Charter and the Company Bylaws and each Significant Company Subsidiary is in compliance in all material respects with its organizational and governing documents.

(c)     Section 4.1(c) of the Company Disclosure Schedule sets forth as of the date hereof a true, correct and complete list of the Company Subsidiaries, together with the jurisdiction of organization or incorporation, as the case may be, of each Company Subsidiary. Neither the Company nor any Company Subsidiary, directly or indirectly, owns any Equity Interest in any Person other than the Company Subsidiaries. All of the outstanding shares of capital stock of, or other Equity Interests in, each Company Subsidiary have been duly authorized and validly issued and are fully paid and nonassessable. Except as set forth in Section 4.1(c) of the Company Disclosure Schedule, all of the outstanding shares of capital stock of, or other Equity Interests in, each Company Subsidiary are owned, directly or indirectly, by the Company free and clear of all Liens, other than Permitted Liens.

4.2     Capitalization.

(a)     The authorized capital stock of the Company consists of (i) 75,000,000 Company Common Shares, of which, as of the close of business on May 6, 2025 (the “Capitalization Date”), there were 37,922,368 Company Common Shares issued and outstanding (inclusive of 395,362 Company Time-Based Restricted Shares and 1,004,996 Company Performance-Based Restricted Shares (assuming achievement of applicable performance metrics at the target performance level and which would vest in respect of 1,884,368 Company Common Shares in the aggregate assuming achievement of applicable performance metrics at the maximum performance levels) and (ii) 10,000 shares of preferred stock, par value of $0.01666 per share (“Company Preferred Shares”), of which, as of the close of business on the Capitalization Date, there were no shares issued and outstanding. No Company Subsidiary owns any Company Common Shares or Company Preferred Shares or has any option or warrant to purchase any Company Common Shares or Company Preferred Shares or any other Equity Interest in the Company. No shares of the Company Subsidiaries are held by the Company or any other Company Subsidiary. All of the outstanding capital stock of the Company has been duly authorized and validly issued and is fully paid, nonassessable and free of preemptive rights.

(b)     Section 4.2(b) of the Company Disclosure Schedule sets forth a correct and complete listing of all outstanding Company Equity Awards as of the Capitalization Date, setting forth, with respect to the Company Restricted Shares, the amount of the related Company Restricted Share Accrued Dividends. As of the close of business on the Capitalization Date, (i) 1,400,358 Company Restricted Shares were granted and outstanding under the Company Equity Plans (which, for the avoidance of doubt, does not include additional Company Performance-Based Restricted Shares issuable upon achievement of performance metrics beyond the target performance level), which are entitled to an aggregate of $267,300 of Company Restricted Share Accrued Dividends, (ii) 299,255 Company DCP Units were granted and outstanding under the Company Equity Plans and (iii) 2,001,233 Company Common Shares were reserved for future issuance under the Company Equity Plans for awards not yet granted. All Company Common Shares subject to issuance under the Company Equity Plans, upon issuance prior to the Effective Time on the terms and conditions specified in the instruments pursuant to which they are issuable, will be duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights.

(c)     As of the close of business on the Capitalization Date, other than the Company Equity Awards, there are no outstanding Equity Interests or other options, warrants or other rights, relating to or based on the value of any Equity Interests of the Company or any Company Subsidiary or obligating the Company or any Company Subsidiary to issue, acquire or sell any Equity Interests of the Company or any Company Subsidiary. Since the close of business on the Capitalization Date, the Company has not issued any Company Common Shares (inclusive of Company Restricted Shares), Company Preferred Shares, Company DCP Units or other Equity Interests other than Company Common Shares issued upon the settlement of Company DCP Units outstanding as of the close of business on the Capitalization Date in accordance with their terms or as permitted pursuant to Section 6.1.

(d)     Other than the Company Equity Awards, there are no obligations (whether outstanding or authorized) of the Company or any Company Subsidiary requiring the redemption or repurchase of, or containing any right of first refusal with respect to, or granting any preemptive rights with respect to, any Company Common Shares or other Equity Interests of the Company or any Company Subsidiary. There are no voting trusts or other agreements or understandings to which the Company or any Company Subsidiary is a party with respect to the voting of Company Common Shares or other Equity Interests of the Company or any Company Subsidiary, other than any such agreements solely between and among the Company and any Company Subsidiary or solely between and among two or more Company Subsidiaries. There are no outstanding bonds, debentures, notes or other indebtedness of the Company having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which holders of Company Common Shares may vote.

4.3     Authority. The Company has all requisite corporate power and authority necessary to execute and deliver this Agreement and, assuming the Merger is consummated in accordance with Section 251(h) of the DGCL, to perform (subject to the conditions contained herein) its obligations hereunder and to consummate the transactions contemplated by the Agreement, including the Merger and the Offer. The Company Board has properly elected to enter into this Agreement and consummate the transaction contemplated hereby pursuant to Section 251(h) of the DGCL. The Company Board, at a meeting duly called and held prior to the execution hereof, has by unanimous vote (the “Company Board Approval”) (i) determined that this Agreement and the transactions contemplated hereby, including the Offer and the Merger, are advisable, fair to and in the best interests of the Company and its stockholders, and declared it advisable for the Company to enter into this Agreement; (ii) approved and declared advisable the execution and delivery by the Company of this Agreement, the performance by the Company of its covenants and agreements contained herein and the consummation of the Offer and the Merger and the other transactions contemplated by this Agreement upon the terms and subject to the conditions contained herein; (iii) resolved that this Agreement and the Merger be governed by Section 251(h) of the DGCL; and (iv) made the Company Board Recommendation. Assuming that the Merger is consummated in accordance with Section 251(h) of the DGCL, no other corporate proceedings on the part of the Company (including any stockholder vote) are necessary to adopt this Agreement or to consummate the Offer or the Merger. No provision of the Company Charter or Company Bylaws prohibits the Company and Parent from completing the Merger pursuant to Section 251(h) of the DGCL. Absent Section 251(h) of the DGCL, the affirmative vote of the holders of not less than a majority of the voting power of the outstanding Company Common Shares would be the only vote of the Company Stockholders necessary to adopt this Agreement and approve the other transactions contemplated hereby under Delaware Law, the Company Charter and Company Bylaws.  Immediately prior to the execution hereof, the Company Common Shares are listed on a national securities exchange or are held of record by more than 2,000 holders. This Agreement has been duly and validly executed and delivered by the Company and, assuming due and valid authorization, execution and delivery by Parent and Merger Sub, constitutes a legally valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar Laws of general applicability relating to or affecting creditors’ rights, and to general equitable principles, including specific performance and injunctive and other forms of equitable relief (the “Enforceability Exceptions”).

4.4     No Conflict. None of the execution, delivery or performance of this Agreement by the Company or the consummation by the Company of the Merger or any other transaction contemplated by this Agreement will (with or without notice or lapse of time, or both) conflict with or violate any provision of the Company Charter or the Company Bylaws. Except as would not have or reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, none of the execution, delivery or performance of this Agreement by the Company or the consummation by the Company of the Merger, the Offer or any other transaction contemplated by this Agreement will (with or without notice or lapse of time, or both), (a) assuming that all consents, approvals, authorizations and permits described in Section 4.5 have been obtained and all filings and notifications described in Section 4.5 have been made and any waiting periods thereunder have terminated or expired, and any other condition precedent to such consent, approval, authorization or waiver has been satisfied, conflict with or violate any Law applicable to the Company or any Company Subsidiary or any of their respective properties or assets or (b) require any consent or approval under, violate, conflict with, result in any breach of, any loss of benefit under, or constitute a change of control or default under, or result in termination or give to others any right of termination, vesting, amendment, acceleration or cancellation of, any Company Material Contract or Company Real Property Lease to which the Company or any Company Subsidiary is a party or by which they or any of their respective properties or assets may be bound or any Company Permit.

4.5     Required Filings and Consents. Assuming the accuracy of the representations and warranties of Parent and Merger Sub in Section 5.4, none of the execution, delivery or performance of this Agreement by the Company or the consummation by the Company of the Merger, the Offer or any other transaction contemplated by this Agreement will require (with or without notice or lapse of time, or both) any consent, approval, authorization or permit of, or filing or registration with or notification to, any Governmental Entity, other than (a) the filing of the Certificate of Merger as required by the DGCL; (b) compliance with any applicable foreign, federal or state securities or blue sky Laws, including pursuant to the applicable requirements of the Securities Act and the Exchange Act; (c) such filings as may be required under the rules and regulations of the NYSE; (d) the filing with the SEC of the Schedule TO, Schedule 14D-9 and the Offer Documents and such other reports required in connection with the transactions pursuant to this Agreement under, and such other compliance with, the Exchange Act and the Securities Act and the rules and regulations thereunder; and (e) consents, approvals, authorizations or permits of, filings, registrations with or notifications to, any Governmental Entity (including with respect to any Competition Laws), the failure of which to obtain or make would not have or reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

4.6     Permits; Compliance with Law.

(a)     The Company and the Company Subsidiaries hold the authorizations, licenses, permits, certificates, variances, exemptions, approvals, orders, registrations and clearances of any Governmental Entity listed in Section 4.6 of the Company Disclosure Schedule for the Company and the Company Subsidiaries to own, lease and operate their properties and assets, and to carry on and operate their businesses as currently conducted (collectively, the “Company Permits”), except where the failure to comply with, to obtain or have, or the suspension or cancellation of, or failure to be valid or to be in full force and effect of, any of the Company Permits, would not have or reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company Permits are the only such authorizations, licenses, permits, certificates, variances, exemptions, approvals, orders, registrations and clearances of any Governmental Entity required for the Company and the Company Subsidiaries to own, lease and operate their properties and assets, and to carry on and operate their businesses as currently conducted, except as would not have or reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Except as would not have or reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and each of the Company Subsidiaries is in compliance with the terms and requirements of such Company Permits and the Company Permits are not subject to any pending or threatened Proceeding by any Governmental Entity to suspend, cancel, modify, terminate or revoke any such Company Permit. Except as would not have or reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, since the Applicable Date, there has occurred no violation by the Company or any of the Company Subsidiaries of, default (with or without notice or lapse of time, or both) that would reasonably be expected to result in any suspension, cancellation, modification, termination or revocation of any Company Permit. The Company and the Company Subsidiaries have paid all fees and assessments due and payable in connection with the Company Permits, except where the failure to make such a payment would not have or reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b)     Neither the Company nor any Company Subsidiary is, and since the Applicable Date has not been, in conflict with, default under or violation of any Law applicable to the Company or any Company Subsidiary or by which any property or asset of the Company or any Company Subsidiary is bound or affected, except for any conflicts, defaults or violations as have not been or would not reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole.

4.7     SEC Filings; Financial Statements.

(a)     Since the Applicable Date, the Company has, in all material respects, timely filed with or otherwise furnished (as applicable) to the SEC all registration statements, prospectuses, forms, reports, certifications, proxy statements, schedules, statements and documents required to be filed or furnished by it with the SEC under the Securities Act or the Exchange Act, as the case may be (such documents and any other documents filed or furnished by the Company with the SEC since the Applicable Date as have been supplemented, modified or amended since the time of filing, collectively, the “Company SEC Documents”). As of their respective filing dates or, if supplemented, modified or amended prior to the date hereof, as of the date of the most recent supplement, modification or amendment, the Company SEC Documents (i) did not (or, with respect to the Company SEC Documents filed after the date hereof and prior to the Acceptance Time, will not) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading and (ii) complied (or, with respect to the Company SEC Documents filed after the date hereof and prior to the Acceptance Time, will comply), as of such date, as to form in all material respects with the applicable requirements of the Exchange Act, the Securities Act or the Sarbanes-Oxley Act, as the case may be, and the applicable rules and regulations of the SEC thereunder and the listing and corporate governance rules and regulations of the NYSE, provided, however, in each case, that no representation is made as to the accuracy of any financial projections or forward-looking statements or the completeness of any information filed or furnished by the Company to the SEC solely for the purposes of complying with Regulation FD promulgated under the Exchange Act. None of the Company’s Subsidiaries is required to file periodic reports with the SEC. As of the date of this Agreement, there are no outstanding or unresolved comments in any comment letters of the staff of the SEC received by the Company or any Company Subsidiary relating to the Company SEC Documents. To the Knowledge of the Company, as of the date hereof, none of the Company SEC Documents is the subject of ongoing SEC review or outstanding SEC investigation.

(b)     The audited financial statements and unaudited interim financial statements of the Company (including, in each case, any related notes thereto) included in the Company SEC Documents (collectively, the “Company Financial Statements”) (i) when filed complied as to form (or, in the case of Company Financial Statements filed after the date of this Agreement and prior to the Acceptance Time, will comply) in all material respects with the published rules and regulations of the SEC with respect thereto and (ii) fairly present in all material respects the financial position and the results of operations, cash flows and changes in stockholders’ equity of the Company as of the dates and for the periods referred to therein in accordance with GAAP applied on a consistent basis during the periods involved (subject, in the case of interim financial statements, to normal and recurring year-end adjustments none of which would be material, individually or in the aggregate, and the absence of notes, none of which if presented would materially differ from those presented in the audited Company Financial Statements and except as may be indicated in the notes thereto).

4.8     Internal Controls.

(a)     Since the Applicable Date, the Company has designed and maintained in all material respects a system of internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) to provide reasonable assurances regarding the reliability of financial reporting for the Company and the Company Subsidiaries and the preparation of financial statements for external purposes in accordance with GAAP. Since the Applicable Date the Company (i) has maintained in all material respects “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) that are designed to ensure that material information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications of the chief executive officer and chief financial officer of the Company required under the Exchange Act with respect to such reports; and (ii) based on its most recent evaluation of internal controls over financial reporting prior to the date hereof, has disclosed to the Company’s auditors and the audit committee of the Company Board (A) any significant deficiencies or material weaknesses in the design or operation of internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) that have not been remediated and are reasonably likely to adversely affect in any material respect the Company’s ability to record, process, summarize and report financial information; (B) any fraud that involves management or other employees who have a significant role in the Company’s internal control over financial reporting and (C) since the Applicable Date, the principal executive officer and the principal financial officer of the Company have made all certifications required by the Sarbanes-Oxley Act, the Exchange Act and any related rules and regulations promulgated by the SEC with respect to the Company SEC Documents, and the statements contained in such certifications were complete and correct as of the dates they were made.

(b)     Neither the Company nor any of the Company Subsidiaries has made any prohibited loans to any executive officer of the Company (as defined in Rule 3b-7 under the Exchange Act) or director of the Company. There are no, and since the Applicable Date there have not been any, outstanding loans or other extensions of credit made by the Company or any of its Subsidiaries to any executive officer of the Company (as defined in Rule 3b-7 under the Exchange Act and Section 402 of the Sarbanes-Oxley Act) or director of the Company.

4.9     No Undisclosed Material Liabilities. Except for those liabilities and obligations (a) specifically disclosed or reflected and adequately reserved against or provided for in the Company Financial Statements filed as of December 31, 2024, (b) incurred in the ordinary course of business consistent with past practice since December 31, 2024 (none of which is a liability resulting from a breach of contract, breach of warranty, tort, infringement or misappropriation), (c) incurred in accordance with this Agreement or in connection with any transaction contemplated by this Agreement or (d) that otherwise are not or would not be reasonably expected to be material to the Company and the Company Subsidiaries, taken as a whole, neither the Company nor any Company Subsidiary is, as of the date of this Agreement, subject to any material liabilities or obligations, of any kind whatsoever, whether accrued, contingent or otherwise.

4.10     Absence of Certain Changes or Events.

(a)     Since December 31, 2024 through the date of this Agreement, the Company and the Company Subsidiaries have conducted their respective businesses in all material respects in the ordinary course of business consistent with past practice.

(b)     Since December 31, 2024 through the date of this Agreement, there has not occurred any Effect that has had or would be reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect.

4.11     Employee Benefit Plans.

(a)     Section 4.11(a) of the Company Disclosure Schedule lists all material Benefit Plans.

(b)     The Company has made available to Parent, with respect to each material Benefit Plan, (i) each writing constituting the plan document of such Benefit Plan, including all amendments thereto, and all trust agreements, and insurance contracts and other funding vehicles, (ii) the most recent Annual Report (Form 5500 Series) and accompanying schedules, if any, (iii) the current summary plan description and any material modifications thereto, if any, (iv) the most recent annual financial report, trustee report, audit report or actuarial report, if any, and (v) the most recent determination or opinion letter from the IRS (if applicable) for such Benefit Plan.

(c)     Each Benefit Plan has been maintained, operated, registered and administered, in all material respects, in compliance with its terms and with applicable Law, including ERISA and the Code to the extent applicable thereto. Each Benefit Plan intended to be “qualified” within the meaning of Section 401(a) of the Code has received a favorable determination letter from the IRS or is entitled to rely upon a favorable opinion issued by the IRS, and to the Knowledge of the Company, there are no circumstances likely to result in the loss of the qualification of such plan under Section 401(a) of the Code.

(d)     No Benefit Plan provides medical, life insurance or other welfare benefits with respect to Company Employees beyond their retirement or other termination of service, other than coverage mandated by applicable Law.

(e)     All contributions or other amounts payable by the Company or the Company Subsidiaries with respect to each Benefit Plan in respect of current or prior plan years have been paid or accrued in accordance with GAAP (other than with respect to amounts not yet due).

(f)     None of the Company, any of the Company Subsidiaries, any Company Employees or any Benefit Plan that is subject to ERISA, or any trust created thereunder or any trustee or administrator thereof, has engaged in a nonexempt “prohibited transaction” (as such term is defined in Section 406 of ERISA and Section 4975 of the Code).

(g)     There are no pending or, to the Knowledge of the Company, threatened complaints, lawsuits or claims (other than claims for benefits in accordance with the terms of the Benefit Plans) by, on behalf of or against any of the Benefit Plans or any trusts related thereto, or against any fiduciary of any Benefit Plan.

(h)     None of the Company, any Company Subsidiary or any ERISA Affiliate has now or at any time within the previous six years contributed to, sponsored or maintained (or has been required to contribute to, sponsor or maintain) (i) a plan that is subject to Section 302 or Title IV of ERISA or Section 412 or 4971 of the Code or (ii) a “multiemployer plan” within the meaning of Section 4001(a) of ERISA or a plan that has two or more contributing sponsors at least two of whom are not under common control within the meaning of Section 4063 of ERISA. No liability under Title IV of ERISA has been incurred, or is reasonably expected to be incurred, by the Company, any of the Company Subsidiaries or any ERISA Affiliate with respect to any Benefit Plan, in each case, that has not been satisfied in full (other than with respect to amounts not yet due).

(i)     Neither the execution of this Agreement nor the consummation of the transactions contemplated by this Agreement will, either alone or in combination with another event, (i) entitle any Company Employee to severance, change of control or other pay or benefits, (ii) cause any payment or funding (through a grantor trust or otherwise) to become due or accelerate the time of payment or vesting, or increase the amount of compensation or benefits due to any Company Employee, or increase the amount payable, pursuant to any Benefit Plan, (iii) result in any forgiveness of Indebtedness of any Company Employee, (iv) limit or restrict the right to merge, materially amend, terminate or transfer the assets of any Benefit Plan on or following the Effective Time or (v) result in the payment of any amount that could, individually or in combination with any other such payment, constitute an “excess parachute payment” as defined in Section 280G(b)(1) of the Code.

(j)     The Company has made available to Parent or Parent’s Representatives preliminary calculations under Section 280G of the Code which (based on the assumptions stated forth therein) are true and correct as of the date of such calculations with respect to any “disqualified individual” within the meaning of Section 280G of the Code. Neither the Company nor any Company Subsidiary has any obligation to gross up, indemnify or otherwise reimburse any Company Employee for any Taxes incurred pursuant to Sections 409A or 4999 of the Code.

(k)     The Company Board has determined that each member of the compensation committee of the Company Board is an “independent director” as defined in Section 303A.02(a) of the NYSE Listed Company Manual and is an “independent director” in accordance with the requirements of Rule 14d−10(d)(2) under the Exchange Act. The compensation committee of the Company Board has: (i) at a meeting duly called and held, duly adopted resolutions approving each employment, compensation severance and employee benefit agreement, arrangement or understanding entered into on or before the date hereof by the Company or any of its Affiliates with current or future directors, officers or employees of the Company and its Affiliates as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(2) under the Exchange Act; and (ii) taken all other actions and made all other determinations necessary or advisable to ensure that any such arrangements fall within the safe harbor provisions of Rule 14d-10(d).

4.12     Labor Matters.

(a)     Except as would not have or reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each of the Company and the Company Subsidiaries currently complies, and since the Applicable Date has complied, with all applicable Laws respecting labor, employment, immigration, and employment practices in connection with employees and independent contractors, including all laws respecting terms and conditions of employment, hiring, promotion, termination, workers’ compensation, health and occupational safety, non-discrimination, harassment, retaliation, whistleblowing, child labor, privacy, disability rights or benefits, equal opportunity, plant closings, mass layoffs, affirmative action, payment of social security dues and contributions, profit sharing, labor relations, right to organize and to bargain collectively, pay equity, overtime pay, employee leave issues, worker classification, exempt and non-exempt classification, compensation and benefits, unemployment insurance, wages and hours, and the Worker Adjustment and Retraining Notification Act of 1988, as amended, and state and local equivalents.

(b)     Except as would not have or reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, all individuals who perform or have performed services for the Company or any Company Subsidiary have been properly classified under applicable Law since the Applicable Date (i) as employees or individual independent contractors and (ii) for employees, as an “exempt” employee or a “non-exempt” employee (within the meaning of the Fair Labor Standards Act and applicable state Law).

(c)     (i) Neither the Company nor any Company Subsidiary is a party to or bound by any labor agreement, collective bargaining agreement, or any other labor-related agreements or arrangements with any labor union, labor organization or works council (each, a “Labor Agreement”) and no such agreements or arrangements are currently being negotiated by the Company or any Company Subsidiary; (ii) no labor union or organization, works council or group of employees of the Company or any Company Subsidiary has made a pending written demand for recognition or certification and (iii) there are no, and there have not been since the Applicable Date, any representation or certification proceedings or petitions seeking a representation proceeding or, to the Knowledge of the Company, threatened to be brought or filed with the National Labor Relations Board or any other applicable labor relations authority.

(d)     Except as would not have or reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, since the Applicable Date, (i) there have been no grievances, hand-billing, picketing, work stoppage, lock-out, slowdown or labor strike or, to the Knowledge of the Company, threatened against the Company or any Company Subsidiary and (ii) there is no labor dispute proceeding pending, or to the Knowledge of the Company, threatened against the Company or any Company Subsidiary.

(e)     No notice, consent or consultation obligations with respect to any employee of the Company or any Company Subsidiary, or any labor or other employee representative body of employees of the Company or any Company Subsidiary, will be a condition precedent to, or triggered by, the execution of this Agreement or the consummation of the transactions contemplated hereby.

(f)     To the Knowledge of the Company, since the Applicable Date, no allegations of sexual harassment or sexual misconduct have been made against any officer or director of the Company or any Company Subsidiary.

4.13     Contracts.

(a)     Section 4.13(a) of the Company Disclosure Schedule sets forth, as of the date hereof, a true, correct and complete list of each Contract (other than any Company Real Property Lease or Benefit Plan) that is in effect and to which the Company or any Company Subsidiary is a party or which binds their respective properties or assets, and that falls within any of the following categories:

(i)     any “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K promulgated by the SEC);

(ii)     any Contract that grants “most favored nation” or “most favored customer” status to any Person in each case that is material to the Company or any Company Subsidiary, taken as a whole;

(iii)     any Contract entered into since the Applicable Date (A) relating to the disposition or acquisition of assets by the Company or any Company Subsidiary with a value greater than $500,000; or (B) pursuant to which the Company or any Company Subsidiary acquired or will acquire any ownership interest in any other Person or other business enterprise other than the Company or any Company Subsidiary that is material to the Company and the Company Subsidiaries, taken as a whole;

(iv)     any joint venture, partnership, strategic alliance or similar Contract with a third party;

(v)     any Contract that contains any covenant limiting in any material respect the ability of the Company or the Company Subsidiaries to engage in any line of business or compete with any Person, in each case, in any geographic area;

(vi)     any Contract relating to Indebtedness of the Company or any Company Subsidiary in an initial principal amount in excess of five million dollars ($5,000,000), other than any such Contract solely between the Company or any Company Subsidiary, on the one hand, and any other Company Subsidiary, on the other hand;

(vii)     any Contract mortgaging, pledging or otherwise granting any Person a Lien on any material portion of equity or assets of the Company or any Company Subsidiary;

(viii)     any contract providing for indemnification of any officer, director or employee of the Company or any Company Subsidiary with respect to service in such capacities, other than Contracts entered into on substantially the same form as the Company’s standard forms;

(ix)     any Contract (A) pursuant to which the Company or any Company Subsidiary receives a license, right, consent, or covenant not to assert, under or with respect to any material Intellectual Property (other than licenses for open source, “off-the-shelf” or other Software widely available on generally standard terms and conditions for a one-time or annual fee (whichever is higher) of no more than $200,000) or (B) pursuant to which the Company or any Company Subsidiary grants to a third party a license, right, consent, or covenant not to assert, under or with respect to any Intellectual Property (other than non-exclusive licenses granted to customers in the ordinary course of business consistent with past practices that do not permit further resale or distribution) (each such Contract described in (A) and (B), an “IP License”);

(x)     any Labor Agreement;

(xi)     any Contract providing for preferential purchase rights, consents to assignment, or similar transfer restrictions that will be triggered as a result of the entry into this Agreement or the consummation of the Offer and the Merger;

(xii)     all bonds, letters of credit, guaranties and other similar credit support instruments that are maintained by Company or any of its Affiliates with any Governmental Entity or other Person with respect to the Mineral Interests;

(xiii)     any contracts, operating agreements, sales agreements, or other agreements, in each case materially affecting the amounts of royalty payments or other payments to which the Company is entitled in relation to the Mineral Interests (excluding pooling authorizations, production sharing agreements, allocation agreements, division orders, and similar agreements relating to the division of proceeds of production); and

(xiv)     any Contract not otherwise set forth in Section 4.13(a) of the Company Disclosure Schedule that obligates the Company or any Company Subsidiary for payments in excess of $50,000 annually.

Each Contract of the type described in this Section 4.13(a) is referred to herein as a “Company Material Contract.” True and complete copies of each Company Material Contract in effect as of the date hereof have been made available to Parent (including pursuant to agreed-upon procedures to protect competitively sensitive information) or publicly filed with the SEC.

(b)     Except as would not have or reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) each Company Material Contract is a legal, valid, binding and enforceable obligation of the Company or the Company Subsidiary party thereto and is in full force and effect (except as may be limited by the Enforceability Exceptions); (ii) none of the Company, any Company Subsidiary or, to the Knowledge of the Company, any counterparty is in breach or default under any Company Material Contract; (iii) to the Knowledge of the Company, no event has occurred, and no circumstances or condition exists, that (with or without notice or lapse of time) would be reasonably expected to result in the termination of any Company Material Contract and (iv) since the Applicable Date, none of the Company or any Company Subsidiary has received any notice or communication regarding any termination of any Company Material Contract.

4.14     Litigation. There is no Proceeding to which the Company or any Company Subsidiary is a party pending or, to the Knowledge of the Company, threatened, that would have or reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Neither the Company nor any Company Subsidiary is (i) subject to any outstanding Order that would have or reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect or (ii) has received any written claims, notices, petitions or communications alleging adverse title to any of the Mineral Interests. Except as would not have or reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, there are no Proceedings pending or, to the Knowledge of the Company, threatened with respect to the taking of any Mineral Interests or any material portion thereof in condemnation or under right of eminent domain.

4.15     Environmental Matters. Except as would not have or reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (a) each of the Company, the Company Subsidiaries, and the facilities, assets, operations and business of the Company and the Company Subsidiaries is, and since the Applicable Date has been, in compliance with applicable Environmental Laws; (b) none of the Company or any Company Subsidiary has received in the past five years or is subject to any written notice, demand, letter, investigation or Proceeding that remains outstanding and that alleges that the Company or such Company Subsidiary is in violation of, or has liability under, any Environmental Law; (c) none of the Company or any Company Subsidiary, nor to the Knowledge of the Company, any other Person, has in the past five years released any Hazardous Substances at, on, from or under any Company Leased Real Property or property currently or formerly owned, operated, used or leased by the Company or any Company Subsidiary that would reasonably be expected to result in the Company or any Company Subsidiary incurring material liability under applicable Environmental Laws, and (d) neither the Company nor any Company Subsidiary has entered into or agreed to any Order, judgment, decree or other order or is subject to any Order, judgment, decree or other order relating to Environmental Laws, Environmental Permits or Hazardous Substances.

Notwithstanding anything in this Section 4.15 or elsewhere in this Agreement to the contrary, the Company makes no representation or warranty regarding compliance with Environmental Laws related to exploration and production activities with respect to the Mineral Interests or any assets or properties constituting any portion thereof, and the representations and warranties included in this Section 4.15 shall constitute the sole and exclusive representations and warranties of the Company in this Agreement with respect to Environmental Laws and other environmental matters.

4.16     Intellectual Property; Privacy and Data Security.

(a)     Except for Internet Domain Names and corporate names, there are no registrations, issuances or pending applications for the Company Intellectual Property with any Governmental Entity, and payment of all renewal, maintenance and other necessary fees and expenses in respect of the material Internet Domain Names and corporate names that are Company Intellectual Property have been timely submitted and duly made. All such Internet Domain Names and corporate names are subsisting.

(b)     The Company or one of the Company Subsidiaries (i) solely and exclusively owns all right, title and interest in and to all Company Intellectual Property and has valid rights to use all Company Licensed Intellectual Property that are used in the operations of the Company and the Company Subsidiaries, in all cases, free and clear of all Liens (other than Permitted Liens), and (ii) has taken commercially reasonable actions to maintain and protect each item of such Company Intellectual Property, except, in each case, as would not have or reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company and each Company Subsidiary has taken commercially reasonable actions to maintain and protect the confidentiality of all material Trade Secrets included in the Company Intellectual Property and all Trade Secrets included in all Company Licensed Intellectual Property with respect to which the Company or any Company Subsidiary has any confidentiality obligations. To the Knowledge of the Company, no Person to whom any material Trade Secret included in the Company Intellectual Property has been disclosed is in violation of any agreement restricting the disclosure or use of such Trade Secret or any fiduciary or ethical duty to maintain the confidentiality of such Trade Secret.

(c)     Except as would not have or reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, none of the Company, any Company Subsidiary or the conduct or operation of the business of the Company or any Company Subsidiary has, in the past six years, infringed, misappropriated, diluted or otherwise violated, and do not currently infringe, misappropriate, dilute or otherwise violate, any Intellectual Property of any Person. Except as would not have or reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, no Proceedings are pending against the Company or any Company Subsidiary or, to the Knowledge of the Company, are threatened against the Company or any Company Subsidiary, alleging that the Company or any Company Subsidiary is infringing, misappropriating, diluting or otherwise violating any Intellectual Property of any Person or otherwise challenging the ownership, use, validity or enforceability of any of the Company Intellectual Property or Company Licensed Intellectual Property, and no such Proceedings have been brought since the Applicable Date. Since the Applicable Date, neither the Company nor any Company Subsidiary has received written notice of any such threatened claim or challenge. Except as would not have or reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, to the Knowledge of the Company, no Person has infringed, misappropriated, diluted, used in an unauthorized manner or otherwise violated, or is infringing, misappropriating, diluting, using in an unauthorized manner or otherwise violating, any Company Intellectual Property, and neither the Company nor any Company Subsidiary has instituted or threatened to institute any Proceeding against any Person with respect to the foregoing.

(d)     Except as would not have or reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and each Company Subsidiary has executed valid and enforceable written agreements with each of its former and current founders, officers, directors, employees, consultants and independent contractors who have created or developed, or are creating or developing, any Intellectual Property for or on behalf of the Company or any Company Subsidiary, pursuant to which each such Person has validly assigned to the Company or such Company Subsidiary all of such Person’s rights, title and interest in and to all such Intellectual Property.

(e)     The Company and each Company Subsidiary takes and has taken reasonable measures to maintain and protect the performance, confidentiality, integrity and security of the IT Assets. The IT Assets (i) are sufficient (including with respect to working condition and capacity) in all material respects for the operation of the business of the Company and each Company Subsidiary as currently conducted, and (ii) do not, to the Knowledge of the Company, contain any defect, viruses, worms, Trojan horses, bugs, faults or other devices, errors, contaminants or effects that: (A) materially disrupt or adversely affect the functionality of any IT Assets; or (B) enable or assist any Person to access without authorization any IT Systems. Neither the Company nor any Company Subsidiary owns or purports to own any proprietary Software.

(f)     Except as would not have or reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, since the Applicable Date: the Company and the Company Subsidiaries have maintained (x) policies and procedures regarding data security, privacy and Processing of data that are commercially reasonable and (y) reasonable and appropriate security measures, to protect Personal Information stored in the Company’s and the Company Subsidiaries’ computer systems or under the control of the Company or any of the Company Subsidiaries from unlawful use, access or disclosure by any third party or any other use by a third party that would violate such policies. The Company and the Company Subsidiaries have taken reasonable steps to ensure that any third party that Processes Personal Information for or on behalf of the Company or any of the Company Subsidiaries maintains reasonable and appropriate security measures to protect such information from unlawful use, access or disclosure. To the Knowledge of the Company, no third party has provided any Personal Information to the Company in violation of applicable Privacy Requirements. Except as would not have or reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and the Company Subsidiaries and, to the Knowledge of the Company, any Persons acting for or on behalf of the Company or any Company Subsidiary, have been, since the Applicable Date, in compliance in all respects with all Privacy Requirements, and neither the Company nor any Company Subsidiary, nor, to the Knowledge of the Company, any third party acting on behalf of the Company or any Company Subsidiary, has received a written notice of any complaint, claim, charge, investigation or regulatory inquiry from any Governmental Entity or any other third party regarding its Processing of Personal Information that is pending or unresolved and, to the Knowledge of the Company, there are no facts or circumstances that would give rise to any such complaints, claims, charges, investigations or inquiries. Except as would not have or reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, in the past five years, there has been (i) no loss or theft of data or security breach relating to data or the IT Assets used in the business of the Company and the Company Subsidiaries; (ii) no material violation of any security policy regarding any such data; (iii) no unauthorized access or unauthorized use of any data or the IT Assets; (iv) no failures, breakdowns, continued substandard performance, outages or unscheduled downtime or other adverse events affecting any of the IT Assets that have caused or resulted in a material disruption to the operation of the business; and (v) no unintended, improper or unauthorized access to, use or disclosure of any Personal Information in the possession, custody or control, or Processed on behalf of the Company or a Company Subsidiary.

(g)     Except as would not have or reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and the Company Subsidiaries are not subject to any legal obligation that, following the Closing, would prohibit the Company or any Company Subsidiary from Processing any Personal Information in the manner in which the Company or such Company Subsidiary Processed such Personal Information prior to the Closing.

4.17     Tax Matters. Except as would not have or reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect:

(a)     All Tax Returns that are required to be filed by the Company or the Company Subsidiaries have been timely filed with the appropriate Governmental Entity (taking into account any extension of time within which to file), and all such Tax Returns are true, complete and accurate.

(b)     The Company and the Company Subsidiaries have timely paid all Taxes due and owing by any of them (whether or not shown) on all such Tax Returns, other than Taxes and deficiencies for which, or with respect to which, adequate reserves have been established on or reflected in the financial statements of the Company and the Company Subsidiaries in accordance with GAAP.

(c)     The Company and the Company Subsidiaries have withheld and timely paid all Taxes required to have been withheld and paid in connection with any amounts paid or owing to any employee, independent contractor, creditor, shareholder or other third party (including, without limitation, Sections 1441 and 1442 of the Code or similar provisions under any state, local, or foreign Laws), and complied with all information reporting and back-up withholding provisions of applicable Law.

(d)     There are no pending, ongoing or, to the Knowledge of the Company, threatened in writing, audits, examinations, investigations or other proceedings with respect to any Taxes or Tax Return of the Company or the Company Subsidiaries. Neither the Company nor any of the Company Subsidiaries has waived any statute of limitations with respect to Taxes or agreed to or is the beneficiary of any extension of time with respect to any Tax assessment, deficiency or collection, which waiver or extension currently remains in effect (other than such extension that arises solely as a result of an extension of time to file a Tax Return obtained in the ordinary course of business).

(e)     Neither the Company nor any of the Company Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Effective Time as a result of (i) any installment sale or open transaction disposition made prior to the Effective Time, (ii) any prepaid amount received on or prior to the Effective Time, (iii) Section 481(a) of the Code (or an analogous provision of state, local, or foreign Law) by reason of a change in accounting method made prior to the Effective Time, or (iv) any “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign Law) executed prior to the Closing.

(f)     Neither the Company nor any of the Company Subsidiaries has ever been a member of a consolidated, combined or unitary Tax group (other than such a group comprised solely of the Company or any Company Subsidiary or such a group of which the Company is the common parent), and neither the Company nor any Company Subsidiary has any liability for Taxes of any other Person (other than Taxes of the Company or any Company Subsidiary) in accordance with U.S. Treasury Regulation Section 1.1502-6 (or any similar provision of state, local, or foreign Law), as a transferee or successor, or by Contract (other than customary commercial Contracts entered into in the ordinary course of business and the principal subject matter of which is not Taxes).

(g)     Neither the Company nor any of the Company Subsidiaries has made a request for an advance tax ruling, request for technical advice, a request for a change of any method of accounting or any similar request that is in progress or pending with any Governmental Entity with respect to any amount of Taxes.

(h)     Neither the Company nor any of the Company Subsidiaries has entered into, participated in, or been a party to any “listed transaction” within the meaning of U.S. Treasury Regulation Section 1.6011-4(b)(2).

(i)     Neither the Company nor any of the Company Subsidiaries has constituted a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code in the two years prior to the date of this Agreement.

(j)     Neither the Company nor any of the Company Subsidiaries is a party to any Tax allocation, sharing or indemnity agreement (other than any Tax indemnification provisions in commercial agreements that are not primarily related to Taxes and other than any agreement solely between or among any of the Company and the Company Subsidiaries).

(k)     There are no Liens for Taxes (other than Permitted Liens) upon the assets of the Company or any of the Company Subsidiaries.

4.18     Real Property.

(a)     The Company and Company Subsidiaries do not own any real property other than the Mineral Interests.

(b)     Section 4.18(b) of the Company Disclosure Schedule sets forth a true and complete list of each Company Real Property Lease, under which the Company or any Company Subsidiary uses or occupies or has the right to use or occupy any real property at which operations of the Company and the Company Subsidiaries are conducted (the “Company Leased Real Property”). Except as would not have or reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) each Company Real Property Lease is valid, binding and in full force and effect; (ii) none of the Company, any Company Subsidiary or, to the Knowledge of the Company, any counterparty is in material breach or default under any Company Real Property Lease, and no event has occurred or circumstance exists which, with or without notice, lapse of time, or both, would constitute a material default by the Company, any Company Subsidiary or any counterparty under any Company Real Property Lease or permit termination, modification or acceleration by any third party thereunder, and to the Knowledge of the Company, neither the Company nor any Company Subsidiary has received notice that it has breached, violated or defaulted under any Company Real Property Lease, in each case, other than such items, if any, that have been cured; and (iii) the Company or the applicable Company Subsidiary has a good and valid leasehold interest, subject to the terms of the Company Real Property Lease applicable thereto, in each parcel of Company Leased Real Property.

(c)     Except as set forth on Section 4.18(c) of the Company Disclosure Schedule, as of the date of this Agreement, none of the Company Leased Real Property have been leased or subleased to any other Person.

(d)     Except as would not have or reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, neither the Company nor any Company Subsidiary has received any written notice of any condemnation, eminent domain, requisition or taking by any Governmental Entity with respect to any Company Leased Real Property, or negotiations for the purchase of any Company Leased Real Property in lieu of condemnation, and, to the Knowledge of the Company, no condemnation, eminent domain, requisition or taking has been commenced or threatened in connection with any of the foregoing.

4.19     Insurance. Except as would not have or reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and the Company Subsidiaries maintain policies of insurance with reputable carriers covering the Company, the Company Subsidiaries and their respective employees, properties or assets (collectively, “Insurance Policies”) in a coverage amount that is adequate for the operation of the Company’s and the Company Subsidiaries’ businesses and contains terms and conditions that are reasonable and customary for Persons engaged in similar businesses as the Company and the Company Subsidiaries and subject to the same or similar perils or hazards. The Insurance Policies are in full force and effect and all premiums due with respect thereto have been paid. Neither the Company nor any Company Subsidiary nor, to the Knowledge of the Company, any other insured under the Insurance Policies (a) is, or with the giving or notice or lapse of time or both would be, in breach or default of any of the Insurance Policies or (b) has received any written notice of termination, cancellation, denial of coverage, premium increase or modification with respect to any Insurance Policy, and all such insurance is outstanding and in force, except in each case, which would not have or reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

4.20     Opinion of Financial Advisor. RBC Capital Markets, LLC has rendered to the Company Board an oral opinion, which will be confirmed by a written opinion, to the effect that, as of the date of such opinion and based on and subject to the various qualifications, assumptions and limitations set forth therein, the Offer Price and the Merger Consideration to be received in the Offer and the Merger by the holders of Company Common Shares are fair, from a financial point of view, to such holders. The oral opinion has not been amended or rescinded as of the date of this Agreement. A signed, correct and complete copy of such written opinion will promptly be made available to Parent, for informational purposes only, following receipt thereof by the Company.

4.21     Schedule 14D-9; Schedule TO. The Schedule 14D-9, when filed with the SEC, at the time of any amendment of or supplement thereto, at the time of the commencement of the Offer and at the Acceptance Time, as applicable, will comply as to form in all material respects with the applicable requirements of the Exchange Act and all other applicable Laws and will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, that no representation or warranty is made by the Company with respect to (i) statements included or incorporated by reference in the Schedule 14D-9 based on information supplied by or on behalf of Parent or Merger Sub or any of their directors, officers, employees, Affiliates, agents or other Representatives, or (ii) any financial projections or forward-looking statements. None of the information provided or to be provided in writing by or on behalf of the Company or any of its Representatives for inclusion or incorporation by reference in the Schedule TO or the Offer Documents, when filed with the SEC, at the time of any amendment of or supplement thereto, at the time of any publication, distribution or dissemination thereof, at the time of the commencement of the Offer and at the Acceptance Time, as applicable, will contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, that no representation or warranty is made by the Company with respect to statements included or incorporated by reference in the Schedule TO or the Offer Documents based on information supplied by or on behalf of Parent or Merger Sub or any of their directors, officers, employees, Affiliates, agents or other Representatives.

4.22     Brokers.

(a)     Except for the Company’s obligations to RBC Capital Markets, LLC, Intrepid Financial Partners, LLC and Blank Rome LLP, no broker, investment banker, financial advisor or other Person (each such advisor, a “Company Advisor”) is entitled to any brokerage, finders’, advisory or similar fee in connection with the transactions contemplated by this Agreement, including the Merger, based upon arrangements made by or on behalf of the Company or any Company Subsidiary.

(b)     No Company Advisor is entitled to any brokerage, finders’, advisory or similar fee in connection with any other change in control of the Company or any of the Company Subsidiaries or the sale, transfer or disposition of any assets of the Company or any of the Company Subsidiaries.

(c)     Section 4.22(c) of the Company Disclosure Schedule sets forth all agreements or other arrangements under which any fees, commissions or other amounts have been paid or may become payable and all indemnification or other agreements or arrangements related to the engagement of the Company Advisors (the “Company Advisor Agreements”). The Company has made available to Parent complete and correct copies of each Company Advisor Agreement.

4.23     State Takeover Statutes. Assuming the accuracy of the representations contained in Section 5.8, no “moratorium,” “fair price,” “business combination,” “control share acquisition” or similar provision of any state anti-takeover Law (including Section 203 of the DGCL) or any similar anti-takeover provision in the Company Charter or the Company Bylaws is, or at the Acceptance Time or the Effective Time will be, applicable to this Agreement, the Tender and Support Agreements, the Merger, the Offer, or any of the other transactions contemplated hereby.

4.24     Affiliate Transactions. There have not been since the Applicable Date any transactions, Contracts, agreements, arrangements or understandings or series of related transactions, Contracts, agreements, arrangements or understandings, nor are there any of the foregoing currently proposed, that would be required to be disclosed under Item 404 of Regulation S-K promulgated under the Securities Act that have not been disclosed in the Company SEC Documents filed prior to the date hereof.

4.25     Corrupt Practices; Sanctions. Except as would not have or reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, in the course of operating the business of the Company and the Company Subsidiaries since the Applicable Date:

(a)     Neither the Company, the Company Subsidiaries, nor, any director, officer, manager, employee, or, the Knowledge of the Company, agent acting for or on behalf of the Company or any of the Company Subsidiaries has (i) used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses related to political activity; (ii) made any unlawful payment to foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns; (iii) directly or indirectly offered, promised, given or authorized any payment or anything else of value to foreign or domestic government officials or employees in violation of applicable Anti-Corruption Laws; or (iv) otherwise violated any applicable Anti-Corruption Laws. The Company and the Company Subsidiaries have since the Applicable Date maintained accurate books and records and a system of internal controls in each case as required by applicable Anti-Corruption Laws, including the U.S. Foreign Corrupt Practices Act of 1977, as amended.

(b)     Neither the Company, the Company Subsidiaries, nor any director, officer, manager, employee, or, to the Knowledge of the Company, agent acting for or on behalf of the Company or any of the Company Subsidiaries (i) has been nor is a Sanctioned Person, or (ii) has transacted business with or for the benefit of any Sanctioned Person or violated applicable Sanctions.

(c)     Neither the Company nor the Company Subsidiaries has (i) been fined or penalized, (ii) received any notice from a Governmental Entity concerning any actual or possible violation with respect to the Company or any of the Company Subsidiaries, or (iii) received any other allegation or report or conducted any internal investigation, in each case with respect to any applicable Sanctions or Anti-Corruption Laws.

4.26     No Other Representations or Warranties. Except for the representations and warranties contained in this Article 4, neither the Company nor any Representative or other Person on behalf of either makes any express or implied representation or warranty with respect to them or with respect to any other information provided to Parent and Merger Sub or any of their directors, officers, employees, Affiliates, agents or other Representatives in connection with the transactions contemplated hereby. The Company (on its own behalf and on behalf of its Affiliates and each of its Representatives) acknowledges and agrees that, except for the representations and warranties expressly set forth in Article 5 of this Agreement (as qualified by the Parent Disclosure Schedule) or the Limited Guarantee, (a) neither Parent nor Merger Sub, nor any of their respective Affiliates or Representatives makes, or has made, any representations or warranties relating to itself or its business or otherwise in connection with the Merger or the Offer, the other matters contemplated by this Agreement and the entry into this Agreement by the parties hereto, and none of the Company, its Affiliates and its respective Representatives are relying on or has relied on any representation or warranty of Parent, Merger Sub, or any of their respective Subsidiaries, Representatives or Affiliates except for those expressly set forth in Article 5 of this Agreement (as qualified by the Parent Disclosure Schedule) or the Limited Guarantee and (b) no Person has been authorized by Parent, Merger Sub or any of their respective Subsidiaries, Representatives or Affiliates to make any representation or warranty relating to such entities or their businesses or otherwise in connection with the Merger or the Offer, and if made, such representation or warranty must not be relied upon by the Company as having been authorized by such party.

ARTICLE 5
REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Except as set forth in the corresponding sections of the disclosure schedule delivered by Parent and Merger Sub to the Company concurrently with the execution of this Agreement (the “Parent Disclosure Schedule”) (it being acknowledged and agreed that disclosure in any Section or Subsection of the Parent Disclosure Schedule shall be deemed disclosed with respect to all sections of this Agreement and all other sections or subsections of the Parent Disclosure Schedule to the extent that the relevance of such disclosure to such other Section or subsection is reasonably apparent on the face of such disclosure), Parent and Merger Sub each hereby, jointly and severally, represent and warrant to the Company as follows:

5.1     Organization and Qualification. Each of Parent and Merger Sub is a corporation, duly incorporated and validly existing and in good standing under the Laws of its respective jurisdiction of incorporation and each has requisite corporate power and authority to carry on its business as it is now being conducted, except for such failures to be in good standing or to have such power or authority that would not have or reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Parent and Merger Sub are each duly qualified to do business and are in good standing (with respect to jurisdictions that recognize such concept) in each jurisdiction where the conduct of their business requires such qualification, except where the failure to be so qualified or in good standing would not have or reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Both Parent and Merger Sub are in compliance in all material respects with the provisions of their respective certificates of incorporation and bylaws (or other similar governing documents), in each case, except for violations which would not have or reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

5.2     Authority. Each of Parent and Merger Sub has all requisite corporate power and authority necessary to execute and deliver this Agreement and, assuming the Merger is consummated in accordance with Section 251(h) of the DGCL, to perform (subject to the conditions contained herein) their respective obligations hereunder and to consummate the transactions contemplated hereby, including the Merger and the Offer. The execution and delivery by Parent and Merger Sub of this Agreement and the consummation by Parent and Merger Sub of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Parent or Merger Sub (subject to, in the case of the Merger, obtaining the vote or consent of Parent as sole stockholder of Merger Sub). Assuming that the Merger is consummated in accordance with Section 251(h) of the DGCL, no other corporate proceedings on the part of Parent or Merger Sub are necessary to adopt this Agreement or to consummate the Offer or the Merger. This Agreement has been duly and validly executed and delivered by each of Parent and Merger Sub and, assuming due and valid authorization, execution and delivery by the Company, constitutes a legally valid and binding obligation of each of Parent and Merger Sub, enforceable against Parent and Merger Sub in accordance with its terms, except as may be limited by the Enforceability Exceptions.

5.3     No Conflict. None of the execution, delivery or performance of this Agreement by Parent or Merger Sub, or the consummation by Parent or Merger Sub of the Merger or any other transaction contemplated by this Agreement, will (with or without notice or lapse of time, or both) conflict with or violate any provision of the organizational or governing documents of Merger Sub or Parent in any material respect. Except as would not have or reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, none of the execution, delivery or performance of this Agreement by Parent or Merger Sub, the consummation by Parent or Merger Sub of the Merger, the Offer or any other transaction contemplated by this Agreement will (with or without notice or lapse of time, or both) (a) assuming that all consents, approvals, authorizations and permits described in Section 5.4 have been obtained and all filings and notifications described in Section 5.4 have been made and any waiting periods thereunder have terminated or expired, and any other condition precedent to such consent, approval, authorization or waiver has been satisfied, conflict with or violate any Law applicable to Parent or Merger Sub or any Subsidiary of Parent or Merger Sub or any of their respective properties or assets or (b) to the Knowledge of Parent or Merger Sub, as applicable, require any consent or approval under, violate, conflict with, result in any breach of, or constitute a default under, or result in termination or give to others any right of termination, vesting, amendment, acceleration or cancellation of, any Contract to which Parent, Merger Sub or any Subsidiary of Parent or Merger Sub is a party or by which they or any of their respective properties or assets may be bound.

5.4     Required Filings and Consents. Assuming the accuracy of the representations and warranties of the Company in Section 4.5, none of the execution, delivery or performance of this Agreement by Parent and Merger Sub, or the consummation by Parent and Merger Sub of the Merger, the Offer or any other transaction contemplated by this Agreement, will require (with or without notice or lapse of time, or both) any consent, approval, authorization or permit of, or filing or registration with, or notification to, any Governmental Entity, other than (a) the filing of the Certificate of Merger as required by the DGCL; (b) compliance with any applicable foreign, federal or state securities or blue sky Laws, including pursuant to the applicable requirements of the Securities Act and the Exchange Act; (c) such filings as may be required under the rules and regulations of the NYSE; (d) the filing with the SEC of the Schedule 14D-9, the Schedule TO and the Offer Documents and such other reports required in connection with the transactions pursuant to this Agreement under, and such other compliance with, the Exchange Act and the Securities Act and the rules and regulations thereunder and (e) consents, approvals, authorizations or permits of, filings, registrations with or notifications to, any Governmental Entity (including with respect to any Competition Laws), the failure of which to obtain or make would not have or reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

5.5     Litigation. There is no Proceeding to which Parent or Merger Sub or any Subsidiary of Parent or Merger Sub is a party pending or, to the Knowledge of Parent or Merger Sub, as applicable, threatened that would have, individually or in the aggregate, a Parent Material Adverse Effect. Neither Parent nor Merger Sub nor any Subsidiary of Parent or Merger Sub is subject to any outstanding Order that would have, individually or in the aggregate, a Parent Material Adverse Effect.

5.6     Schedule TO; Schedule 14D-9. The Schedule TO and the Offer Documents, when filed with the SEC, at the time of any amendment of or supplement thereto, at the time of any publication, distribution or dissemination thereof, at the time of the commencement of the Offer and at the Acceptance Time, will comply as to form in all material respects with the applicable requirements of the Exchange Act and all other applicable Laws and will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, that no representation or warranty is made by Parent or Merger Sub with respect to (i) statements included or incorporated by reference in the Schedule TO or the Offer Documents based on information supplied by or on behalf of the Company or any of its directors, officers, employees, Affiliates, agents or other Representatives, or (ii) any financial projections or forward-looking statements. None of the information provided or to be provided in writing by or on behalf of Parent, Merger Sub, or any of their respective Representatives for inclusion or incorporation by reference in the Schedule 14D-9, when filed with the SEC, at the time of any amendment of or supplement thereto, at the time of any publication, distribution or dissemination thereof, at the time of the commencement of the Offer and at the Acceptance Time, as applicable, will contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, that no representation or warranty is made by Parent or Merger Sub with respect to statements included or incorporated by reference in the Schedule 14D-9 based on information supplied by or on behalf of the Company or any of its directors, officers, employees, Affiliates, agents or other Representatives.

5.7     Brokers. Other than Stephens Inc., no broker, investment banker, financial advisor or other Person is entitled to any brokerage, finders’, advisory or similar fee in connection with the transactions contemplated by this Agreement, including the Merger, based upon arrangements made by or on behalf of Parent or Merger Sub.

5.8     Ownership of Company Capital Stock. None of Parent, Merger Sub or any other Affiliate or Subsidiary of Parent beneficially owns (as such term is used in Rule 13d-3 promulgated under the Exchange Act) any Company Common Shares or Company Preferred Shares or is party to any derivative or hedging arrangement, short position, borrowing or lending of Company Common Shares or Company Preferred Shares or other Contract or understanding, the effect or intent of which is to mitigate loss to, or to manage the risk or benefit from, share price changes for, or to increase or decrease the voting power of, Parent, Merger Sub or any other Affiliate of Parent, in each case, with respect to Company Common Shares or Company Preferred Shares. None of Parent, Merger Sub or any Affiliate is, or at any time during the last three years has been, an “interested stockholder” of the Company (as defined in Section 203 of the DGCL).

5.9     Ownership of Merger Sub. All of the outstanding Equity Interests of Merger Sub have been duly authorized and validly issued and are wholly owned by Parent. Merger Sub was formed solely for purposes the Merger, the Offer, and the transactions contemplated by this Agreement, and, except for matters incidental to formation and execution and delivery of this Agreement and the performance of the transactions contemplated hereby, Merger Sub has not prior to the date hereof engaged in (and will not prior to the Effective Time engage in) any business or other activities other than those contemplated by this Agreement.

5.10     Solvency. Neither Parent nor Merger Sub is entering into this Agreement with the intent to hinder, delay or defraud either present or future creditors. Assuming (a) that the conditions to the obligations of Parent and Merger Sub to consummate the Offer and the Merger have been satisfied or waived and (b) the accuracy in all material respects of the representations and warranties set forth in Article 4, and after giving effect to the transactions contemplated by this Agreement and the payment of all amounts required to be paid in connection with the consummation of the transactions contemplated by this Agreement, including the aggregate Offer Price and Merger Consideration, any repayment or refinancing of debt contemplated in this Agreement and payment of all related fees and expenses of Parent and Merger Sub, the Surviving Corporation will be Solvent as of immediately after the consummation of the transactions contemplated by this Agreement. For purposes of this Section 5.10, the term “Solvent” with respect to the Surviving Corporation means that, as of any date of determination, (a) the amount of the fair value of the assets of the Surviving Corporation and its Subsidiaries, taken as a whole, at a fair valuation, exceeds, as of such date, the value of all liabilities of the Surviving Corporation and its Subsidiaries, taken as a whole, including contingent and other liabilities, as of such date, as such quoted terms are generally determined in accordance with the applicable Laws governing determinations of the solvency of debtors; (b) the present fair saleable value of the assets of the Surviving Corporation and its Subsidiaries, taken as a whole, exceeds, as of such date, the value of all probable liabilities of the Surviving Corporation and its Subsidiaries, taken as a whole, including contingent and other liabilities, as such debts and other liabilities become absolute and matured; (c) the Surviving Corporation will not have, as of such date, an unreasonably small amount of capital for the operation of the business in which it is engaged or proposed to be engaged by Parent following such date; and (d) the Surviving Corporation will be able to pay its liabilities, including contingent and other liabilities, as they mature.

5.11     Absence of Certain Arrangements. As of the date of this Agreement, other than this Agreement and the Tender and Support Agreements, neither Parent or Merger Sub nor any of their respective Affiliates is a party to any Contract, or has authorized, made or entered into or committed or agreed to enter into, any formal or informal arrangements or other understandings (whether or not binding) with any stockholder, director, officer, employee or other Affiliate of the Company or any of its Subsidiaries (a) relating to (i) this Agreement, the Merger or the Offer or (ii) the Surviving Corporation or any of its Subsidiaries, businesses or operations (including as to continuing employment) from and after the Effective Time; or (b) pursuant to which any (i) such holder of Company Common Shares would be entitled to receive consideration of a different amount nature than the Offer Price or Merger Consideration in respect of such holder’s Company Common Shares, (ii) such holder of Company Common Shares has agreed to tender its Company Common Shares in the Offer or vote against any Superior Company Proposal or (iii) such stockholder, director, officer, employee or other Affiliate of the Company has agreed to provide, directly or indirectly, equity investment to Parent, Merger Sub or the Company to finance any portion of the Merger.

5.12     Financing.

(a)     As of the date of this Agreement, Parent has provided to the Company true, correct and complete copies, dated as of the date of this Agreement, of (i) the Equity Commitment Letters from the Investors, pursuant to which the Investors have, severally (and not jointly) committed to provide, subject only to the terms and conditions contained therein, funds equal to the applicable portion of the Required Amount set forth therein (the “Equity Financing”), and (ii) the Debt Commitment Letter from the Debt Financing Sources party thereto (together with the Equity Commitment Letters, the “Financing Letters”) pursuant to which such Debt Financing Sources have committed to provide, subject only to the terms and conditions therein, the applicable portion of the Required Amount set forth therein, which amounts together with the amounts contemplated by the Equity Commitment Letters shall equal the Required Amount (the debt financing contemplated by the Debt Commitment Letter being collectively referred to as the “Debt Financing”; and, together with the Equity Financing, the “Financing”). As of the date of this Agreement, there are no other side letters or agreements to which Parent or Merger Sub is a party relating to the Financing, other than as expressly set forth in the Financing Letters. As of the date of this Agreement, (A) each Financing Letter, in the form provided to the Company, (i) is in full force and effect, (ii) has not been amended, withdrawn, supplemented, terminated, rescinded or modified (and no waiver of any provision thereof has been granted) and, to the Knowledge of Parent or Merger Sub, as applicable, no such amendment, withdrawal, supplement, termination, rescission or modification is contemplated, and (iii) is a legal, valid and binding obligation of each of Parent, Merger Sub, the Investors and, to the Knowledge of Parent, the applicable Debt Financing Sources, as applicable, is in full force and effect, and is enforceable in accordance with the terms thereof against Parent, Merger Sub, the Investors and, to the Knowledge of Parent, the applicable Debt Financing Sources, subject, in each case, to the Enforceability Exceptions. As of the date of this Agreement, no event has occurred which would reasonably be expected to result in any breach of or constitute a default under (or an event which with notice or lapse of time or both would result in any breach of or constitute a default under) or reasonably be expected to result in a failure to satisfy a condition precedent, in each case, on the part of Parent, Merger Sub, the Investors and the applicable Debt Financing Sources, as applicable, or would reasonably be expected to permit any party to such Financing Letter to terminate, or to not make the initial funding in an amount required to satisfy the applicable portion of the Required Amount under such Financing Letter. As of the date of this Agreement, assuming the conditions set forth in Annex A and Article 7 have been satisfied (other than those conditions that by their terms are to be satisfied as of immediately prior to the Expiration Time or the Closing, as applicable, but subject to such conditions being able to be satisfied) or waived by the Closing, neither Parent nor Merger Sub believes, to their reasonable understanding, that any of the conditions to the Debt Financing will not be satisfied or that (subject to the satisfaction of such conditions) the full amount of the Debt Financing contemplated by the Debt Commitment Letter to be funded pursuant to the terms thereof will not be available to Parent or Merger Sub so as to enable Parent or Merger Sub to comply with their respective obligations pursuant to Section 1.1(e), Section 3.2 and Section 3.4. Each of Parent and Merger Sub, as applicable, has fully paid, or caused to be fully paid, any and all commitment fees or other fees to the extent required to be paid on or prior to the date hereof in connection with the Financing.

(b)     Parent and Merger Sub’s cash on hand plus the aggregate proceeds contemplated by the Financing Letters, taken together, will be sufficient for Parent and Merger Sub to pay the amounts due from Parent or Merger Sub to consummate the transactions contemplated by this Agreement, including (i) paying the aggregate Offer Price and Merger Consideration and any other amounts required to be paid by Parent or Merger Sub in connection with the consummation of the transactions contemplated hereby (whether payable before, at or after the Closing Date, and including any fees and expenses of or payable by Parent or Merger Sub on the Closing Date in connection with the transactions contemplated hereby) (such amount, the “Required Amount”); (ii) paying all related reasonable and documented fees, costs and expenses incurred by Parent and Merger Sub in connection with the transactions contemplated hereby; and (iii) satisfying all of their other respective obligations under this Agreement and any ancillary document or agreement delivered in connection herewith or therewith ((i), (ii) and (iii), collectively, the “Financing Purposes”).

(c)     As of the date of this Agreement, each Financing Letter contains all of the conditions precedent to the obligations of the Investors and the applicable Debt Financing Sources to make the applicable portion of the Required Amount available to Parent and Merger Sub on the terms set forth therein.

(d)     The Equity Commitment Letters provide, and will continue to provide, that the Company is an express third-party beneficiary of such Equity Commitment Letters, and the Company is (on its own behalf and on behalf of the Company Stockholders) entitled to enforce, directly or indirectly, such Equity Commitment Letters in accordance with their terms against the Investors.

(e)     Parent and Merger Sub each acknowledge and agree that Parent and Merger Sub’s obligation to consummate the transactions contemplated by this Agreement is not in any way contingent upon or otherwise subject to Parent and Merger Sub’s consummation of any financing arrangements (including the Equity Financing or the Debt Financing), Parent and Merger Sub’s obtaining of any financing or the availability, grant, provision or extension of any financing to Parent and Merger Sub.

(f)     Concurrently with the execution of this Agreement, Parent has delivered to the Company a true, correct and complete copy of the duly executed limited guarantee of the Guarantor, dated as of the date of this Agreement, in favor of the Company in respect of Parent’s obligations to pay the Parent Termination Fee and Parent’s and Merger Sub’s other payment or reimbursement obligations specified therein, up to the aggregate amount specified therein (the “Limited Guarantee”). The Limited Guarantee is (a) a legal, valid and binding obligation of the Guarantor, (b) enforceable against the Guarantor in accordance with its terms, and (c) in full force and effect. As of the date hereof, no event has occurred which, with or without notice, lapse of time or both, would or would reasonably be expected to constitute a default or breach on the part of the Guarantor under the Limited Guarantee.

5.13     No Other Representations or Warranties. Except for the representations and warranties contained in this Article 5, none of Parent, Merger Sub or any of their respective Representatives or Affiliates or any other Person on behalf of such Persons makes any express or implied representation or warranty with respect to them or with respect to any other information provided to the Company in connection with the transactions contemplated hereby. Parent and Merger Sub (on their own behalf and on behalf of their respective Affiliates and each of their respective Representatives) each acknowledges and agrees that, except for the representations and warranties expressly set forth in Article 4 of this Agreement (as qualified by the Company Disclosure Schedule), (a) neither the Company, its Subsidiaries nor any of their respective Affiliates or Representatives makes, or has made, any representations or warranties relating to itself or its business or otherwise in connection with the Merger or the Offer, the other matters contemplated by this Agreement and the entry into this Agreement by the parties hereto, and none of Parent, Merger Sub, their Affiliates and their respective Representatives are relying on or has relied on any representation or warranty of the Company or any of its Subsidiaries except for those expressly set forth in Article 4 of this Agreement; (b) no Person has been authorized by the Company or any of its Subsidiaries to make any representation or warranty relating to the Company or any of its Subsidiaries or their businesses or otherwise in connection with the Merger or the Offer, and if made, such representation or warranty must not be relied upon by Parent or Merger Sub as having been authorized by such party; and (c) any estimates, projections, predictions, data, financial information, memoranda, presentations or any other materials or information provided, addressed or otherwise made available to Parent, Merger Sub or any of their Representatives are not and shall not be deemed to be or include representations or warranties of the Company or any of its Subsidiaries (and no such representation or warranty has been made or relied on with respect thereto) unless and only to the extent any such materials or information is the subject of any express representation or warranty set forth in Article 4 of this Agreement (as qualified by the Company Disclosure Schedule).

ARTICLE 6
COVENANTS

6.1     Conduct of Business by the Company and Parent Pending the Closing.

(a)     The Company agrees that, between the date of this Agreement and the earlier of the Effective Time and the valid termination of this Agreement in accordance with Article 8, except as set forth in Section 6.1(a) of the Company Disclosure Schedule, as required by applicable Law or as expressly required by this Agreement, or otherwise with the prior written consent of Parent, the Company will, and will cause each Company Subsidiary to, (1) conduct its operations in all material respects in the ordinary course of business, consistent with past practice; (2) use its commercially reasonable efforts to maintain and preserve substantially intact its business organization; (3) use its commercially reasonable efforts to preserve its relationships with key employees, customers, suppliers, vendors, contractors, lessors, lessees and others having significant business dealings with the Company or any of the Company Subsidiaries and (4) comply in all material respects with applicable Law.

(b)     Notwithstanding the foregoing, except (x) as set forth in Section 6.1(b) of the Company Disclosure Schedule, (y) as required or prohibited by applicable Law or (z) as expressly required by this Agreement, or otherwise with the prior written consent of Parent, the Company shall not, and shall not permit any Company Subsidiary to, between the date of this Agreement and the earlier of the Effective Time and the valid termination of this Agreement in accordance with Article 8:

(i)     amend, modify, waive, rescind or otherwise change the Company Charter or the Company Bylaws or the comparable organizational and governance documents of any Company Subsidiary;

(ii)     issue, sell, pledge, split, dispose of, grant, transfer or encumber any shares of capital stock of, or other Equity Interests in, the Company or any Company Subsidiary, or any rights based on the value of any such Equity Interests (except for transactions between the Company and any wholly owned Company Subsidiaries or between wholly owned Company Subsidiaries), other than the vesting or settlement of Company Equity Awards outstanding as of the date hereof or granted after the date hereof and not in violation of this Agreement, in each case, in accordance with the terms of the applicable Company Equity Plan and award agreements thereunder;

(iii)     except in the ordinary course of business consistent with past practice, directly or indirectly, sell, lease, license, sell and leaseback, abandon, mortgage or otherwise encumber or dispose of or subject to any Lien (other than any Permitted Lien or any Lien of the type contemplated pursuant to Section 6.1(b)(ix)(A)(ii)) in whole or in part any of its properties, assets (other than any Intellectual Property) or rights or any interest therein (in each case, other than for any sale, lease, license, sale and leaseback, abandonment (other than with respect to terminations of Mineral Interests based on the expiration thereof without any affirmative action by the Company or any Affiliates of Company), mortgage or other encumbrance or disposal that would be immaterial to the Company); provided, that the foregoing does not restrict (A) any such transaction between or among the Company and any wholly owned Company Subsidiaries (or between or among any such Subsidiaries), or (B) any such transaction pursuant to requirements of Contracts of the Company or any of its Subsidiaries that are in existence of the date hereof and on the terms in effect on the date hereof that have been made available to Parent;

(iv)     sell, lease, license, sublicense, assign, transfer, abandon, allow to lapse or expire, or otherwise dispose of, or grant a third Person any rights under or with respect to, any Company Intellectual Property (other than non-exclusive licenses granted to customers in the ordinary course of business or with respect to immaterial or obsolete Intellectual Property) or disclose any material Trade Secrets of the Company or any Company Subsidiary to any other Person (other than in the ordinary course of business to a Person bound by adequate confidentiality obligations);

(v)     authorize, declare, set aside, make or pay any dividend or other distribution (whether payable in cash, stock, property or a combination thereof) with respect to any of its capital stock or other Equity Interests (other than dividends paid by a wholly owned Company Subsidiary to the Company or another wholly owned Company Subsidiary), other than regular quarterly cash dividends with customary record and payment dates on the Company Common Shares not in excess of $0.04 per Company Common Share;

(vi)     reclassify, combine, split, subdivide or make any similar change or amend the terms of, or redeem, purchase or otherwise acquire, directly or indirectly, any of the Company’s capital stock or other Equity Interests or the Equity Interests of any Company Subsidiary, except (A) the withholding or disposition of Company Common Shares to satisfy withholding Tax obligations with respect to Company Equity Awards in accordance with the terms of the applicable Company Equity Plan and the award agreements evidencing such Company Equity Awards, (B) upon the forfeiture of outstanding Company Equity Awards or (C) cash dividends paid to the Company or any wholly owned Company Subsidiaries by a wholly owned Company Subsidiary with regard to its capital stock or other Equity Interests;

(vii)     merge, amalgamate or consolidate the Company or any Company Subsidiary with any Person or adopt a plan of complete or partial liquidation or resolutions providing for a complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of the Company or any Company Subsidiary, other than transactions solely between or among any such Company Subsidiaries;

(viii)     acquire (including by merger, amalgamation, consolidation or acquisition of stock or assets) any Equity Interest in any Person or the assets of any Person or business, or make any loan, advance or capital contribution to, or investment in, any Person or business in each case in an amount in excess of $100,000 in the aggregate;

(ix)     (A) incur any Indebtedness or issue any debt securities or assume or guarantee the obligations in respect of Indebtedness for borrowed money or debt securities of any Person or enter into any “keep well” or other agreement to maintain any financial statement condition of another Person, except for (i) transactions solely between the Company and any wholly owned Company Subsidiary or between wholly owned Company Subsidiaries or (ii) letters of credit that are cash collateralized solely by the Company Credit Facility in an amount not to exceed $500,000 in the aggregate, surety bonds and similar instruments issued in the ordinary course of the Company’s business consistent with past practice, including the pledging of cash or other security as may be required by the issuer in connection therewith, (B) incur any Indebtedness or issue any letters of credit under the Company Credit Facility or (C) make any loans or capital contributions to, or investments in, any other Person, other than to any wholly owned Company Subsidiary;

(x)     (A) enter into any Contract (other than a Benefit Plan or a Contract that would be a Benefit Plan if in effect on the date of this Agreement) that includes a change of control or similar provision that would require any payment in an amount in excess of $50,000 to or would give rise to any material rights (including termination rights) of the other party or parties thereto as a result of the consummation of the Merger or the other transactions contemplated by this Agreement or that would reasonably be expected to require any payment in excess of $50,000 to or would give rise to any material rights (including termination rights) of the other party or parties if a change of control of Parent were to occur immediately following consummation of the Merger; (B) enter into any Contract that would have been a Company Material Contract or a Company Real Property Lease if in effect as of the date hereof, other than in the ordinary course of business, or (C) modify or amend in a manner adverse to the Company, cancel or terminate or waive, release or assign any rights or claims with respect to, any Company Material Contract or Company Real Property Lease;

(xi)     except as required by any Benefit Plan as in effect on the date of this Agreement, (A) increase the compensation or benefits of any Company Employee whose annual base salary or wage rate exceeds $150,000, except for increases in annual salary or wage rate in the ordinary course of business consistent with past practice for Company Employees who are not executive officers that do not exceed 3% individually or 5% in the aggregate; (B) adopt or provide any new rights to severance, change of control, retention or termination pay to any Company Employee; (C) establish, adopt, enter into, amend in any material respect or terminate any Benefit Plan or any Labor Agreement; (D) grant any Company Equity Awards, or amend or modify the terms of any outstanding awards under any Company Equity Plan; (E) take any action to amend or waive any performance or vesting criteria or accelerate the vesting, lapse of restrictions, payment, exercisability or funding under any Benefit Plan; or (F) hire or terminate (other than for cause or due to death or disability) any Company Employee or independent contractor (who is a natural Person) whose annual base salary or wage rate exceeds $150,000;

(xii)     make any material change in financial accounting policies, practices, principles, methods or procedures, other than as required by GAAP or Regulation S-X promulgated under the Exchange Act or other applicable rules and regulations of the SEC or Law including any interpretations thereof or any changes to any of the foregoing;

(xiii)     (A) make, revoke or change any material Tax election or adopt or change any material method of Tax accounting; (B) file any material amended Tax Return; (C) settle or compromise any claim relating to a material amount of Taxes of the Company or any Company Subsidiary; (D) agree to an extension or waiver of the statute of limitations with respect to any claim or assessment with respect to material Taxes (other than such extension that arises solely as a result of an extension of time to file a Tax Return obtained in the ordinary course of business); (E) enter into any “closing agreement” within the meaning of in Section 7121 of the Code (or any analogous provision of state, local or foreign Law), Tax allocation agreement or Tax sharing agreement (other than any commercial agreement entered into in the ordinary course of business that does not related primarily to Taxes) relating to a material amount of Taxes; or (F) surrender any right to claim a refund, offset, credit, or other reduction in a material Tax liability;

(xiv)     waive, release, assign, settle or compromise any claims, liabilities or obligations arising out of, related to or in connection with litigation (other than litigation arising in connection with this Agreement or the transactions contemplated hereby, which is governed by Section 6.11) or other Proceedings other than settlements of, or compromises for, any such litigation or other Proceedings (A) funded, subject to payment of a deductible or self-insured retention not to exceed $250,000, solely by insurance coverage maintained by the Company or the Company Subsidiaries or (B) for less than $500,000 (net of any insurance coverage maintained by the Company or the Company Subsidiaries) in the aggregate, in each case that would not grant any material injunctive or equitable relief or impose any material restrictions or changes on the business or operations of the Company or any Company Subsidiary and without any admission of wrongdoing or liability on the Company or Parent or any of their respective Subsidiaries;

(xv)     make any capital expenditures in excess of $50,000 in the aggregate per fiscal quarter;

(xvi)     enter into any Contract or transaction between the Company or any of its Subsidiaries, on the one hand, and any Affiliate or director or officer of the Company on the other hand, or enter into any other Contract or transaction with any other Person, in each case, that would be required to be reported by the Company pursuant to Item 404 of Regulation S-K under the Exchange Act;

(xvii)     make any loans, advances or capital contributions (other than advances in the ordinary course of business consistent with past practice for travel and other normal business expenses or any advancement of expenses under the Company Charter or Company Bylaws or equivalent governing documents of any Company Subsidiary) to stockholders, directors, officers or employees of the Company;

(xviii)    commence any new line of business in which it is not engaged on the date of this Agreement or discontinue any existing line of business;

(xix)     fail to maintain, cancel or materially change coverage under, in a manner materially detrimental to the Company or any of the Company Subsidiaries, any Insurance Policy maintained with respect to the Company and the Company Subsidiaries and their assets and properties;

(xx)     enter into, adopt or authorize the adoption of any stockholder rights agreement, “poison pill” or similar antitakeover agreement or plan;

(xxi)     enter into any Contract or arrangement that would have been a Company Advisor Agreement if in effect as of the date hereof or amend any of the Company Advisor Agreements in a manner that would result in the total fees owed thereunder by the Company being increased; or

(xxii)     authorize, agree or commit, in writing or otherwise, to do any of the foregoing.

(c)     If the Company or any of its Subsidiaries desires to take an action that would be prohibited pursuant to the foregoing Section 6.1(a) or (b) without the written consent of Parent, prior to taking such action, the Company may request such written consent by sending a written request to the representative of Parent listed on Section 6.1(c) of the Company Disclosure Schedule.

6.2     Access to Information; Confidentiality.

(a)     From the date of this Agreement to the earlier of the Effective Time and the termination of this Agreement in accordance with Article 8, the Company shall, and shall cause the Company Subsidiaries to (i) provide to Parent and Merger Sub and their respective Representatives reasonable access, during normal business hours in such a manner as not to interfere unreasonably with the operation of any business conducted by the Company and the Company Subsidiaries, and upon reasonable prior written notice to the Company, to the officers, employees, properties, Company Permits, offices and other facilities of the Company and the Company Subsidiaries and to the books and records thereof and (ii) use reasonable best efforts to furnish to Parent and Merger Sub and their respective Representatives, during normal business hours upon prior reasonable notice such information concerning the business, properties, Contracts, Company Permits, personnel, books and records (including Tax records), assets and liabilities of the Company and the Company Subsidiaries as Parent or Parent’s Representatives may reasonably request; provided that the Company shall not be required to (or to cause any Company Subsidiary to) afford such access or furnish such information to the extent that the Company believes, in its reasonable good faith judgment, that doing so would (A) result in the loss of attorney-client, work product or other privilege, (B) result in the disclosure of any Trade Secrets of Third Parties or violate any obligations of the Company or any Company Subsidiary with respect to confidentiality to any Third Party, or otherwise breach, contravene or violate any such effective Contract to which the Company or any Company Subsidiary is a party, or (C) violate any applicable Law (including Competition Laws); provided, that the Company shall give notice to Parent of the fact that it is withholding such information or documents and thereafter the Company shall reasonably cooperate with Parent to, and use its reasonable best efforts to, cause such information (or portions of such information) to be provided in a manner that would not violate the foregoing. Any access to the properties of the Company or any of its Subsidiaries or investigations conducted by Parent or Merger Sub pursuant to this Section 6.2 (1) shall be conducted in a manner that does not unreasonably interfere with the conduct of the business of the Company or any Company Subsidiaries or create a reasonably likely risk of damage or destruction to any property or assets of the Company or any Company Subsidiaries, (2) shall be subject to the Company’s reasonable security measures and insurance requirements, and (3) shall not include the right to perform invasive testing without the Company’s prior written consent, in its sole discretion. Nothing in this Section 6.2 shall be construed to require the Company, any of its Subsidiaries or any Representatives of any of the foregoing to prepare any reports, analyses, appraisals or opinions.

(b)     Each of Parent and Merger Sub hereby agrees that all information provided to it or any of their Representatives in connection with this Agreement and the consummation of the transactions contemplated hereby shall be deemed to be “Confidential Information,” as such term is used in, and shall be treated in accordance with, the confidentiality agreement, dated as of January 23, 2025 between the Company and WhiteHawk – Equity Holdings, LP (the “Confidentiality Agreement”).

6.3     No Solicitation by the Company.

(a)     Subject to the other provisions of this Section 6.3, from and after the date hereof until the Effective Time or, if earlier, the termination of this Agreement pursuant to Article 8, and except as otherwise expressly permitted by this Agreement, the Company, the Company Subsidiaries, their respective directors and officers, and the Company’s financial advisors shall not, and shall cause their other Representatives (acting on behalf of the Company or the Company Subsidiaries, as applicable) not to, directly or indirectly, (i) initiate, solicit, knowingly facilitate or knowingly encourage any inquiries, proposal or offer that constitutes a Company Acquisition Proposal or that could be reasonably expected to lead to a Company Acquisition Proposal or enter into, continue or otherwise participate or engage in any discussions or negotiations with respect thereto (including by furnishing any non-public information relating to the Company or the Company Subsidiaries); (ii) approve, endorse or recommend, or publicly propose to approve, endorse or recommend, any Company Acquisition Proposal; (iii) enter into any agreement in principle, merger agreement, acquisition agreement, letter of intent or other similar agreement or arrangement relating to any Company Acquisition Proposal; or (iv) authorize any of, or commit, resolve or agree to do any of the foregoing. Subject to the other provisions of this Section 6.3, promptly (and in any event within 24 hours) following the execution of this Agreement, the Company shall, and shall cause the Company Subsidiaries and the Company’s Representatives (on behalf of the Company or the Company Subsidiaries) to, (A) cease any discussion or negotiation with any Persons (other than Parent and its Affiliates and Representatives on its behalf) by the Company, the Company Subsidiaries or any of the Company’s Representatives with respect to any Company Acquisition Proposal, and (B) terminate access by any Third Party to any physical or electronic data room maintained by or on behalf of the Company and use their respective reasonable best efforts to cause any such Third Party (or its agents or advisors) in possession of non-public information in respect of the Company or any of the Company Subsidiaries that was furnished by or on behalf of the Company and the Company Subsidiaries to return or destroy (and confirm destruction of) all such information. Notwithstanding anything to the contrary contained in this Section 6.3(a), the Company and the Company’s Representatives may inform any Third Party that has made a Company Acquisition Proposal or an inquiry, proposal or offer that could reasonably be expected to lead to a Company Acquisition Proposal of the provisions of this Section 6.3. Without limiting the foregoing, it is understood that any action taken by any Company Subsidiary or any of the Company’s Representatives that would constitute a breach of this Section 6.3 if taken by the Company, shall constitute a breach by the Company of this Section 6.3.

(b)     Notwithstanding anything to the contrary contained in Section 6.3(a), if, at any time following the date hereof and prior to the Effective Time, (i) the Company receives a bona fide written Company Acquisition Proposal from a Third Party, which Company Acquisition Proposal was made or renewed on or after the date of this Agreement that did not result from a breach (other than a de minimis breach) of the obligations set forth in Section 6.3(a) and (ii) the Company Board determines in good faith, after consultation with its financial advisors and outside counsel, that such Company Acquisition Proposal constitutes or could reasonably be expected to lead to a Superior Company Proposal and that failure to take the following action would be inconsistent with the directors’ fiduciary duties under applicable Law, then the Company may enter into an Acceptable Confidentiality Agreement with and, following entry into such Acceptable Confidentiality Agreement and providing such Acceptable Confidentiality Agreement to Parent, (A) furnish information with respect to the Company and the Company Subsidiaries (including nonpublic information) to the Third Party making such Company Acquisition Proposal or its Representatives, and (B) participate in discussions or negotiations with such Third Party making such Company Acquisition Proposal and its Representatives regarding such Company Acquisition Proposal (subject to the notification and other requirements of Section 6.3(c)); provided that the Company shall provide to Parent any nonpublic information concerning the Company or the Company Subsidiaries provided or made available to such other Person that was not previously provided or made available to Parent concurrently with the provision of such information to such other Person.

(c)     The Company shall promptly (and in any event within 24 hours after receipt by the Company) notify Parent in writing in the event that the Company receives any Company Acquisition Proposal or inquiry, proposal or offer that could be reasonably expected to lead to a Company Acquisition Proposal, which notice shall include the material terms and conditions of such Company Acquisition Proposal, inquiry, proposal or offer, including the identity of the counterparty and copies of any material documentation and other written materials (or, where such Company Acquisition Proposal, inquiry, proposal or offer is not in writing, a summary of the material terms and conditions of such Company Acquisition Proposal, inquiry, proposal or offer). Thereafter, the Company shall keep Parent informed on a prompt basis of the status and material details (including amendments or proposed amendments) of any such Company Acquisition Proposal, inquiry, proposal or offer (including providing copies of any written documentation material relating to such Company Acquisition Proposal, inquiry, proposal or offer, including relating to the financing thereof).

(d)     The Company Board shall not effect a Company Change of Board Recommendation except as provided in Section 6.3(e) or Section 6.3(f) (or, in the case Section 6.3(e), terminate this Agreement pursuant to Section 8.1(e)).

(e)     Notwithstanding anything to the contrary contained in Section 6.3(a), if (i) the Company has received a bona fide written Company Acquisition Proposal that has not been withdrawn and did not result from a breach (other than a de minimis breach) of the obligations set forth in Section 6.3, (ii) the Company Board determines in good faith, after consultation with outside counsel and its financial advisors, (A) that such Company Acquisition Proposal constitutes a Superior Company Proposal and (B) in light of such Superior Company Proposal, and absent any further revisions to the terms and conditions of this Agreement, that the failure to take the actions set forth in clauses (x) or (y) below would be inconsistent with the directors’ fiduciary duties under applicable Law, (iii) the Company shall have provided (the “Company Notice”) to Parent at least five Business Days’ prior written notice (such period, the “Company Notice Period”) of the Company’s intention to take such action, which Company Notice shall specify the material terms and conditions of such Company Acquisition Proposal (and include a copy of the most current proposed transaction agreement to be entered into in respect of such Company Acquisition Proposal) and state that the Company Board has determined in good faith, after consultation with its financial advisors and outside counsel, that failure to take the actions set forth in clauses (x) or (y) below would be inconsistent with the directors’ fiduciary duties under applicable Law, and that the Company Board intends to effect a Company Change of Board Recommendation or, if applicable, terminate this Agreement pursuant to Section 8.1(e) absent revisions to the terms and conditions of this Agreement that would cause such Company Acquisition Proposal to cease to constitute a Superior Company Proposal; (iv) during the Company Notice Period, if requested by Parent, the Company shall have, and shall have caused its legal and financial advisors to, engaged or engage, as applicable, in good faith negotiations with Parent regarding any adjustment or amendment to this Agreement or any other agreement proposed in writing by Parent with the objective of causing such Company Acquisition Proposal to cease to constitute a Superior Company Proposal (it being understood that any material revision to the terms of a Superior Company Proposal, including any revision in price, shall cause the Company Notice Period to be extended to ensure that at least three Business Days remain in the Company Notice Period subsequent to the time the Company notifies Parent of any such material revision, and that the Company Notice Period may be extended multiple times) (for the avoidance of doubt, the intent and purpose of such negotiations is to amend this Agreement in such a manner that obviates the need for the actions set forth in clauses (x) or (y) below), (v) the Company Board has considered in good faith any revisions to the terms of this Agreement proposed by Parent as a result of the negotiations required by clause (iv) or otherwise; and (vi) at the end of the Company Notice Period, such Company Acquisition Proposal has not been withdrawn, and the Company Board reaffirms in good faith after consultation with its financial advisors and outside counsel that such Company Acquisition Proposal continues to constitute a Superior Company Proposal (taking into account any changes to this Agreement proposed by Parent as a result of the negotiations required by clause (iv) or otherwise) such that the Company Board’s failure to take the actions set forth in clauses (x) or (y) below would be inconsistent with the directors’ fiduciary duties under applicable Law, the Company Board may at any time prior to the Acceptance Time, (x) effect a Company Change of Board Recommendation with respect to such Superior Company Proposal or (y) terminate this Agreement to concurrently enter into a definitive agreement with respect to such Superior Company Proposal in accordance with Section 8.1(e), and, in the case of clause (y), provided, that the Company pays, or causes to be paid, to Parent the Company Termination Fee payable pursuant to Section 8.3(a) prior to or concurrently with such termination.

(f)     Notwithstanding anything to the contrary contained in Section 6.3(a), the Company Board may, at any time prior to the Acceptance Time, effect a Company Change of Board Recommendation in response to a Company Intervening Event if (i) the Company has provided to Parent written notice, at least five Business Days prior to any meeting of the Company Board at which the Company Board will consider whether such Company Intervening Event requires the Company Board to take such action, specifying the date and time of such meeting and the reasons for holding such meeting, including a reasonably detailed description of facts relating to the underlying Company Intervening Event; (ii) the Company Board has determined in good faith, after consultation with its financial advisors and outside counsel, that the failure to effect a Company Change of Board Recommendation absent any revision to the terms and conditions of this Agreement would be inconsistent with the directors’ fiduciary duties under applicable Law; (iii) following such meeting, the Company provides to Parent written notice (a “Notice of Intervening Event”) to the effect that the Company Board has determined in good faith, after consultation with its financial advisors and outside counsel, that the Company Board proposes to effect a Company Change of Board Recommendation absent any revision to the terms and conditions of this Agreement; (iv) during the period from the time the Notice of Intervening Event is provided until the end of the fifth Business Day thereafter (such period, the “Notice of Intervening Event Period”) (it being understood and agreed that each material development with respect to a Company Intervening Event shall cause the Notice of Intervening Event period to be extended to ensure that at least three Business Days remain in the Notice of Intervening Event Period subsequent to the time the Company notifies Parent of any such material development, and that the Notice of Intervening Event Period may be extended multiple times), if requested by Parent, the Company shall have, and shall have caused its legal and financial advisors to, engaged or engage, as applicable, in good faith negotiations with Parent regarding any amendments to this Agreement proposed by Parent (for the avoidance of doubt, the intent and purpose of such negotiations is to amend this Agreement in such a manner that obviates the need for such Company Change of Board Recommendation); (v) the Company Board has considered in good faith any revisions to the terms of this Agreement proposed by Parent as a result of the negotiations required by clause (iv) or otherwise and (vi) the Company Board has determined in good faith (taking into account any changes to the terms of this Agreement proposed by Parent as a result of the negotiations required by clause (iv) or otherwise), after consultation with its financial advisors and outside counsel, that the failure to make a Company Change of Board Recommendation in response to such Company Intervening Event would be inconsistent with the directors’ fiduciary duties under applicable Law.

(g)     Nothing contained in this Agreement shall prohibit the Company or the Company Board from (i) taking and disclosing to the stockholders of the Company a position contemplated by Rule 14e-2(a) promulgated under the Exchange Act, and complying with Rule 14d-9 promulgated under the Exchange Act and Item 1012(a) of Regulation M-A promulgated under the Exchange Act; (ii) making any legally required disclosure to the Company Stockholders or (iii) making a “stop, look and listen” statement (or substantially similar communication) pending disclosure of its position, as contemplated by Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act, provided, that such statement will constitute a Company Change of Board Recommendation if the Company Board fails to expressly and publicly reaffirm the Company Board Recommendation in such disclosure or communication.

6.4     Efforts.

(a)     Each of the Company, Parent and Merger Sub shall use its respective reasonable best efforts to, subject to the terms and conditions of this Section 6.4, (i) take, or cause to be taken, all appropriate action and do, or cause to be done, and to assist and cooperate with the other parties hereto in doing, all things necessary, proper or advisable under applicable Law or otherwise to consummate and make effective the Merger, the Offer and the other transactions contemplated by this Agreement as promptly as practicable; (ii) take all such actions (if any) as may be required to cause the expiration of the notice periods under Competition Laws with respect to such transactions as promptly as practicable after the execution of this Agreement; (iii) (I) obtain as promptly as practicable (A) from any Governmental Entity any and all consents, notices, licenses, permits, waivers, approvals, authorizations, orders, registrations, rulings and clearances required to be obtained by Parent, Merger Sub or the Company, or any of their respective Subsidiaries, to effect the Closing as promptly as practicable, and in any event not later than three Business Days prior to the Outside Date, and to avoid any action or proceeding by any Governmental Entity or any other Person, in connection with the authorization, execution and delivery of this Agreement and the consummation of the transactions contemplated hereby, including the Merger and the Offer, and (B) from any Third Party any and all consents, notices, licenses, permits, waivers, approvals, authorizations and registrations that are required to be obtained or made by Parent, Merger Sub or the Company, or any of their respective Subsidiaries, in connection with the transactions contemplated by this Agreement, and in the case of this clause (B), only to the extent that Parent, Merger Sub and the Company reasonably determine, after consultation and cooperation with one another, that such consent or notice should be obtained or made; and (II) prepare and file as promptly as practicable all documentation to effect all necessary applications, notices, petitions, filings, ruling requests, and other documents necessary to obtain the consents, approvals and other deliverables set forth in clauses (A) and (B) above, and take all reasonable steps as may be necessary to obtain all such consents, approvals and other deliverables; (iv) cause the satisfaction of all conditions to the Offer set forth in Annex A and cause the satisfaction of all conditions to the Merger set forth in Article 7, in each case, within its control; and (v) as promptly as reasonably practicable after the date hereof, make all necessary filings, and thereafter make any other required submissions, and pay any fees due in connection therewith, with respect to this Agreement, the Merger and the Offer required under any other applicable Law, provided that all filing fees related to the filings by the parties hereto under any Competition Laws, if any, shall borne by Parent. Notwithstanding anything to the contrary herein, the Company shall not be required prior to the Effective Time to pay any consent or other similar fee, “profit-sharing” or other similar payment or other consideration (including increased rent or other similar payments or any amendments, supplements or other modifications to (or waivers of) the existing terms of any Contract), or the provision of additional security (including a guaranty) or otherwise incur or assume or agree to incur or assume any liability that is not conditioned upon the consummation of the Merger, to obtain any consent, waiver or approval of any Person (including any Governmental Entity) under any Contract.

(b)     Notwithstanding anything in the Agreement to the contrary, it is expressly understood and agreed that none of Parent, Merger Sub nor any of their respective Affiliates, including Guarantor, shall be under any obligation to do any of the following: (A) sell or otherwise dispose of, or hold separate or agree to sell or otherwise dispose of, specific assets or categories of assets or areas of business of the Company or any Company Subsidiary or any other assets or areas of business that are (1) currently owned by Parent, Merger Sub or any of their respective Affiliates, including Guarantor, or (2) presently or hereafter sought to be acquired by Parent, Merger Sub or any of their respective Affiliates, including Guarantor; (B) terminate any existing relationships and contractual rights and obligations; (C) amend or terminate such existing licenses or other Intellectual Property agreements or enter into such new licenses or other Intellectual Property agreements (or enter into agreements with the relevant Governmental Entity giving effect thereto); (D) take any actions or make any behavioral commitments, whether or not they limit or modify Parent’s, Merger Sub’s, their respective Affiliates’ (including Guarantor’s), or the Company’s or any Company Subsidiary’s assets or ability to conduct the business of one or more of its or their operations, divisions, businesses, or product lines or with any of its or their customers, including, after the Closing, the business of the Company and the Company Subsidiaries; (E) enter into agreements, including with the relevant Governmental Entity, giving effect to the foregoing clauses (A) through (D); or (F) litigate or contest any action, lawsuit or other legal, regulatory or other Proceeding or any decree, judgment, injunction or other order, whether temporary, preliminary or permanent.

(c)     Each of Parent and the Company agrees that, between the date of this Agreement and the Effective Time, each of Parent the Company shall not (and the Company shall cause the Company Subsidiaries not to) (i) enter into or consummate any agreements or arrangements for an acquisition (via stock purchase, merger, consolidation, purchase of assets or otherwise) of any ownership interest in, or assets of, any Person, if such ownership interest or assets would reasonably be expected to result in any material delay in obtaining, or the failure to obtain, any regulatory approvals required in connection with the transactions contemplated hereby (including the Merger and the Offer), or (ii) take or agree to take any other action (including entering into agreements with respect to any equity investments, joint ventures, acquisitions, mergers, consolidations or business combinations) which would reasonably be expected to result in any material delay in obtaining, or which would reasonably be expected to result in the failure to obtain, any approvals of any Governmental Entity required in connection with the transactions contemplated hereby (including the Merger and the Offer), or which would otherwise reasonably be expected to materially prevent or materially delay the Merger or the Offer.

(d)     Without limiting the generality of anything contained in this Section 6.4, each party hereto shall (i) give the other parties hereto prompt notice of the making or commencement of any request, inquiry, investigation, action or Proceeding by or before any Governmental Entity with respect to the Merger, the Offer or any of the other transactions contemplated by this Agreement, (ii) keep the other parties hereto notified as to the status of any such request, inquiry, investigation, action or other Proceeding, (iii) promptly notify the other parties hereto of any oral or written communication to or from any Governmental Entity regarding the Merger, the Offer or any of the other transactions contemplated by this Agreement and (iv) promptly provide to the other parties hereto copies of any written communications received or provided by such party, or any of its Subsidiaries, from or to any Governmental Entity with respect to the Merger, the Offer or any other transactions contemplated by this Agreement (excluding notification and report forms filed under the HSR Act, if any); provided that Parent and the Company may, as each reasonably and in good faith deems advisable and necessary, designate any competitively sensitive material provided to the other under this Section as “Antitrust Counsel Only Material.” Such materials and the information contained therein shall be given only to the outside antitrust counsel of the recipient and will not be disclosed by such outside counsel to employees, officers or directors of the recipient unless express permission is obtained in advance from the source of the materials (Parent or the Company, as the case may be) or its legal counsel. Each party hereto will consult and cooperate with the other parties hereto with respect to and provide any necessary information and assistance as the other parties hereto may reasonably request with respect to all notices, submissions, or filings made by such party with any Governmental Entity or any other information supplied by such party to, or correspondence with, a Governmental Entity in connection with this Agreement or any transactions contemplated by this Agreement and will permit the other parties hereto to review and discuss in advance and consider in good faith the views of the other parties hereto in connection with any filing, analysis, appearance, presentation, memorandum, brief, argument, opinion or proposal made or submitted in connection with the Merger, the Offer or any of the other transactions contemplated by this Agreement, provided, however, the final determination as to the appropriate course of action shall be made by Parent. In addition, except as may be prohibited by any Governmental Entity or by any applicable Law, in connection with any such request, inquiry, investigation, action or other Proceeding other than the matters contemplated by Section 6.11, in connection with or related to the Merger, the Offer or the other transactions contemplated hereby, each party hereto will consult with the other parties hereto in advance and give the other parties hereto or their authorized Representatives the opportunity to be present at each meeting or teleconference relating to such request, inquiry, investigation, action or other Proceeding and to have access to and be consulted in connection with any document, opinion or proposal made or submitted to any Governmental Entity in connection with such request, inquiry, investigation, action or other Proceeding. Each of the Company and Parent shall approve the content of any presentations, white papers or other written materials to be submitted to any Governmental Entity in advance of any such submission.

6.5     Merger. Following the Acceptance Time, each of Parent, Merger Sub and the Company shall take all necessary and appropriate actions to cause the Merger to become effective as soon as practicable after the Acceptance Time, without a meeting or vote of the Company Stockholders, in accordance with Section 251(h) of the DGCL and upon the terms and subject to the conditions of this Agreement. In furtherance, and without limiting the generality, of the foregoing, neither Parent nor Merger Sub nor the Company shall, and shall not permit and shall cause their respective Affiliates or Representatives not to, take any action that could render Section 251(h) of the DGCL inapplicable to the Merger.

6.6     Public Announcements. So long as this Agreement is in effect, Parent and Merger Sub, on the one hand, and the Company, on the other, shall not, and shall cause their respective controlled Affiliates not to, issue any press release or make any public statement with respect to the Merger, the Offer or this Agreement without the prior written consent of the other party (which consent shall not be unreasonably withheld, conditioned or delayed), except (a) as may be required by applicable Law or the rules or regulations of any applicable United States securities exchange or regulatory or governmental body to which the relevant party is subject, in which case, to the extent permitted by applicable Law and practicable under the circumstances, the party proposing to issue such press release or make such public announcement shall consult in good faith with the other party before making any such public announcement; (b) with respect to any press release or other public statement by the Company permitted by Section 6.3 (including to announce a Company Change of Board Recommendation that is not in breach of Section 6.3); (c) statements consistent in all material respects with any release, disclosure or other public statement previously made in accordance with this Section 6.6; (d) public statements regarding the transactions contemplated hereby in response to specific questions from the press, analysts, investors or those attending industry conferences to the extent that such statements are not inconsistent with previous press releases, public disclosures or public statements made jointly by the parties to this Agreement or approved by the parties to this Agreement, (e) internal announcements to employees to the extent that such statements are not inconsistent with previous press releases, public disclosures or public statements made jointly by the parties to this Agreement or approved by the parties to this Agreement, and otherwise in compliance with this Section 6.6, and provided that such public statements do not reveal material nonpublic information regarding this Agreement or the transactions contemplated hereby and (f) Parent, Merger Sub and their respective Affiliates, without consulting with the Company, may provide ordinary course communications regarding this Agreement and the transactions contemplated by this Agreement to existing or prospective general partners, limited partners, equity holders, members, managers and investors of any Affiliates of such Person, in each case, who are subject to customary confidentiality restrictions. Parent and the Company have agreed to the text of a joint press release announcing the signing of this Agreement.

6.7     Employee Benefit Matters.

(a)     From and after the Effective Time, the Company shall, and Parent shall cause the Surviving Corporation to, honor all Benefit Plans in accordance with their terms as in effect immediately prior to the Effective Time or as such terms may be amended in accordance with the applicable Benefit Plan after the Effective Time.

(b)     Notwithstanding the generality of the foregoing, for a period commencing on the Closing Date and ending on December 31, 2025, Parent shall provide, or shall cause to be provided, to each Company Employee who is employed by the Company or the Company Subsidiaries immediately prior to the Effective Time who continues in the employ of Parent, the Surviving Corporation or any of their respective Affiliates on or after the Effective Time (each, a “Continuing Employee”), excluding any employee of the Company listed on Section 6.7(c)(i) of the Company Disclosure Schedule: (i) a base salary or wage rate and short-term incentive cash compensation opportunities that, in each case, are no less favorable than were provided to the Continuing Employee immediately before the Effective Time, (ii) severance benefits and protections that are no less favorable than those provided to such Continuing Employee immediately prior to the Effective Time and (iii) retirement, health, welfare and employee and fringe benefits (excluding severance, post-employment welfare, equity or equity-based compensation and defined benefit pension benefits), that are no less favorable in the aggregate than those provided to the Continuing Employee pursuant to the Benefit Plans made available to Parent as of the date hereof.

(c)     Parent hereby acknowledges that a “Change in Control” (or similar phrase) within the meaning of the Benefit Plans will occur at the Effective Time. The parties hereto agree that, effective as of the Closing, the Company shall terminate the employment of each of the employees of the Company listed on Section 6.7(c)(i) of the Company Disclosure Schedule. From and after the Closing, Parent shall cause the Company to comply in all respects with the terms of the severance agreements and policies of the Company in effect as of immediately prior to the Closing as set forth on Section 6.7(c)(ii) of the Company Disclosure Schedule, including, for the avoidance of doubt, to make the payments set forth on Section 6.7(c)(iii) of the Company Disclosure Schedule at the time and in the manner required by the applicable Benefit Plan. On the Closing Date, Parent shall make payment of the applicable amounts set forth on Sections 6.7(c)(iii) of the Company Disclosure Schedule by wire transfer of immediately available funds to the account of the Payroll Provider identified in writing by the Company to Parent pursuant to Section 3.4(a), and the Surviving Corporation shall, or Parent shall cause the Surviving Corporation to, cause the Payroll Provider to pay to each recipient, through the Surviving Corporation’s normal payroll procedures at the time and in the manner required by the applicable Benefit Plan (less any applicable withholding Taxes pursuant to Section 3.5). On the Closing Date, Parent shall pay by wire transfer of immediately available funds to the account of the Payroll Provider identified in writing by the Company to Parent pursuant to Section 3.4(a) the aggregate amount of the Pro-Rated STI Cash Bonuses set forth in Section 6.7(c)(iv) of the Company Disclosure Schedule, and the Surviving Corporation shall, or Parent shall cause the Surviving Corporation to, cause the Payroll Provider to make payment of each such Pro-Rated STI Cash Bonus to the holder thereof, through the Surviving Corporation’s normal payroll procedures via a special payroll run as soon as reasonably practicable following the date such Pro-Rated STI Cash Bonus becomes payable in accordance with Section 6.7(c)(iv) of the Company Disclosure Schedule (but in any event no later than three Business Days thereafter and less any applicable withholding Taxes pursuant to Section 3.5). Notwithstanding anything in this Agreement to the contrary, payment of the Restricted Cash Awards, the Performance-Based Restricted Share Consideration and any payments required to be made pursuant to the agreements and policies set forth on Section 6.7(c)(ii) of the Company Disclosure Schedule shall be subject to the holder thereof timely executing (and not revoking) a general release of claims in the form mutually agreed to by Parent and the Company.

(d)     For purposes of vesting, eligibility to participate and for calculating severance and vacation entitlements under the employee benefit plans of Parent and its Subsidiaries (each, a “New Plan”), each Continuing Employee shall be credited with his or her years of service with the Company and the Company Subsidiaries and their respective predecessors before the Effective Time, to the same extent as such Continuing Employee was entitled before the Effective Time, to credit for such service under any similar Benefit Plan in which such Continuing Employee participated or was eligible to participate immediately prior to the Effective Time; provided that the foregoing shall not apply (x) for purposes of qualifying for subsidized early retirement benefits or retiree medical benefits, (y) under any defined benefit plan or (z) to the extent that its application would result in a duplication of benefits. In addition and without limiting the generality of the foregoing, (A) each Continuing Employee shall be immediately eligible to participate, without any waiting time, in any and all New Plans to the extent that coverage under such New Plans is comparable to a Benefit Plan in which such Continuing Employee participated immediately prior to the Effective Time (such plans, collectively, the “Old Plans”) and (B) for purposes of each New Plan providing medical, dental, pharmaceutical or vision benefits to any Continuing Employee, Parent shall use its commercially reasonable efforts to cause all eligibility waiting periods, pre-existing condition exclusions and actively-at-work requirements of such New Plan to be waived for such employee and his or her covered dependents, unless such conditions would not have been waived under the comparable Old Plans, and Parent shall use its commercially reasonable efforts to cause any eligible expenses incurred by such employee and his or her covered dependents during the portion of the plan year of the Old Plans ending on the date such employee’s participation in the corresponding New Plan begins to be taken into account under such New Plan for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such New Plan.

(e)     If requested by Parent in writing and delivered to the Company with at least five Business Days prior notice to the Closing Date, the Company and each of the Company Subsidiaries shall, as applicable, adopt resolutions and take all such corporate action as is necessary to terminate each 401(k) plan maintained or sponsored by the Company or any Company Subsidiary (collectively, the “Company 401(k) Plans”), in each case, effective as of the day immediately prior to the Closing Date. The Company shall provide Parent with evidence that such Company 401(k) Plans have been properly terminated, and the form of such termination documents shall be subject to the reasonable approval of Parent.

(f)     Prior to making any written or other material communications to the employees of the Company or the Company Subsidiaries pertaining to post-Closing compensation or benefit matters that are affected by the transactions contemplated by this Agreement, the Company shall provide Parent with a copy of the intended communication, Parent shall have a reasonable period of time to review and comment on the communication, and the Company shall consider any such comments in good faith.

(g)     Nothing in this Agreement shall: (i) limit the ability of the Company or any of its Affiliates (including, following the Effective Time, the Surviving Corporation and its Subsidiaries) to amend, modify or terminate in accordance with its terms any benefit or compensation plan, program, agreement, contract, policy or arrangement at any time assumed, established, sponsored or maintained by any of them, (ii) be deemed or construed to amend, establish, or modify any benefit or compensation plan, program, agreement, contract, policy or arrangement or (iii) create any third-party beneficiary rights or obligations in any person (including any current or former service provider or employee of Parent or any of its Subsidiaries (or any beneficiaries or dependents thereof)) or (iv) confer upon any Continuing Employee or other Person any right to employment or continued employment or to a particular term or condition of employment with the Company or any of its Affiliates (including, following the Effective Time, the Surviving Corporation and its Subsidiaries).

6.8     Indemnification of Directors and Officers.

(a)     For six years from and after the Effective Time, the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, assume, honor and fulfill in all respects the obligations of the Company and its Subsidiaries to indemnify, hold harmless and advance the costs, fees and expenses of all past and present directors and officers of the Company and each Company Subsidiary and each Person who served as a director, officer, member, trustee or fiduciary of another corporation, partnership, joint venture, trust, pension or other employee benefit plan or enterprise at the request or for the benefit of the Company or any of the Company Subsidiaries (collectively, the “Covered Persons”) under and to the same extent such Persons are indemnified as of the date of this Agreement by the Company or such Company Subsidiary pursuant to (i) indemnification, expense advancement and exculpation provisions in the Company Charter, the Company Bylaws, the certificate of incorporation and bylaws, or equivalent organizational or governing documents, of any Company Subsidiary, and (ii) any indemnification agreements in existence on the date of this Agreement with any Covered Person and made available to Parent prior to the date of this Agreement (collectively, the “Existing Indemnification Agreements”), in each case, to the fullest extent permitted by applicable Law, from and against all costs and expenses (including advancing attorneys’ fees and expenses in advance of the final disposition of any actual or threatened Proceeding or investigation to each Covered Person to the fullest extent permitted by Law), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any actual or threatened Proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of acts or omissions in their capacity as directors and officers of the Company or a Company Subsidiary or as a director, officer, member, trustee or fiduciary of another corporation, partnership, joint venture, trust, pension or other employee benefit plan or enterprise at the request or for the benefit of the Company or any of the Company Subsidiaries, in each case occurring at or prior to the Effective Time. Parent shall cause the Surviving Corporation to advance expenses (including reasonable legal fees and expenses) incurred in the defense of any Proceeding or investigation with respect to the matters subject to indemnification pursuant to this Section 6.8 in accordance with the procedures (if any) set forth in the Company Charter, the Company Bylaws, the certificate of incorporation and bylaws, or equivalent organizational documents, of any Company Subsidiary, and any Existing Indemnification Agreements, as applicable. Notwithstanding anything herein to the contrary, if any Proceeding (whether arising before, at or after the Effective Time) is made against such Persons with respect to matters subject to indemnification, expense advancement or exculpation hereunder on or prior to the sixth anniversary of the Effective Time, the provisions of this Section 6.8 shall continue in effect until the final disposition of such Proceeding or investigation.

(b)     For not less than six years from and after the Effective Time, the certificate of incorporation and bylaws of the Surviving Corporation and the equivalent governing documents of the Company Subsidiaries shall contain provisions no less favorable with respect to exculpation, indemnification of and advancement of expenses to Covered Persons for periods at or prior to the Effective Time than are currently set forth in the Company Charter and the Company Bylaws and the equivalent governing documents of the Company Subsidiaries, as applicable. Following the Effective Time, the Existing Indemnification Agreements shall be assumed by the Surviving Corporation, without any further action, and shall continue in full force and effect in accordance with their terms and shall not be amended, modified or terminated.

(c)     For not less than six years from and after the Effective Time, the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, maintain for the benefit of the directors and officers of the Company and the Company Subsidiaries, as of the date of this Agreement and as of the Effective Time, an insurance and indemnification policy that provides coverage for events occurring prior to the Effective Time (the “D&O Insurance”) that is substantially equivalent to and in any event providing coverage not less favorable in the aggregate than the existing policies of the Company and the Company Subsidiaries; provided that the Surviving Corporation shall not be required to pay an annual premium for the D&O Insurance in excess of 300% of the last annual premium paid prior to the date of this Agreement, but in such case shall purchase as favorable of coverage as is available for such amount. The provisions of the immediately preceding sentence shall be deemed to have been satisfied if prepaid policies have been obtained by the Company prior to the Effective Time and provide such directors and officers with coverage for an aggregate period of at least six years with respect to claims arising from facts or events that occurred on or before the Effective Time, including in connection with the adoption and approval of this Agreement and the transactions contemplated by this Agreement. If such prepaid policies have been obtained prior to the Effective Time, the Company and the Surviving Corporation, as applicable, shall, and Parent shall cause the Surviving Corporation to, maintain such policies in full force and effect, and continue to honor the obligations thereunder.

(d)     In the event that the Surviving Corporation (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then, in each case, proper provision shall be made so that such continuing or surviving corporation or entity or transferee of such assets, as the case may be, shall assume the obligations set forth in this Section 6.8.

(e)     The obligations under this Section 6.8 are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such individual may have under any certificate of incorporation or bylaws, or by any Contract disclosed on Section 6.8 of the Company Disclosure Schedule. The obligations of Parent and the Surviving Corporation under this Section 6.8 shall not be terminated or modified in any manner that is adverse to the Covered Persons (and their respective successors and assigns); it being expressly agreed that the Covered Persons (including successors and assigns) shall be third-party beneficiaries of this Section 6.8. In the event of any breach by the Surviving Corporation or Parent of this Section 6.8, the Surviving Corporation shall pay all reasonable and out-of-pocket expenses, including reasonable attorneys’ fees, that may be incurred by Covered Persons in enforcing the indemnity and other obligations provided in this Section 6.8 as such fees are incurred upon the written request of such Covered Person.

6.9     Takeover Statutes. If any state takeover Law or state Law or any similar anti-takeover provision in the Company Charter or the Company Bylaws that purports to limit or restrict business combinations or the ability to acquire or vote Company Common Shares (including any “control share acquisition,” “fair price,” “moratorium,” “business combination” or other similar takeover Law) becomes or is deemed to be applicable to the Company, Parent, Merger Sub, this Agreement, the Merger, the Offer or any other transactions contemplated by this Agreement, then Parent, Merger Sub and the Company shall cooperate and take all action reasonably available to render such Law or provision inapplicable to the foregoing. Neither Parent, Merger Sub nor the Company will take any action that would cause this Agreement, the Merger, the Offer or the other transactions contemplated by this Agreement to be subject to the requirements imposed by any such Laws or provisions. No Company Change of Board Recommendation shall change the approval of the Company Board for purposes of causing any such Law or provision to be inapplicable to the transactions contemplated by this Agreement.

6.10     Section 16 Matters. Prior to the Effective Time, the Company Board, or an appropriate committee of non-employee directors thereof, shall adopt a resolution consistent with the interpretive guidance of the SEC so that the disposition by any officer or director of the Company who is a “covered person” of the Company for purposes of Section 16 of the Exchange Act, and the rules and regulations thereunder (“Section 16”), of Company Common Shares and Company Equity Awards pursuant to this Agreement and the Merger shall be an exempt transaction for purposes of Section 16.

6.11     Stockholder Litigation. Prior to the earlier of the Effective Time or the termination of this Agreement, the Company shall promptly notify Parent of any Proceeding brought by any of the Company Stockholders or other Persons (other than Parent, Merger Sub, or its Affiliates) against the Company or any of its directors, officers or the Representatives of the Company arising out of or relating to this Agreement or the transactions contemplated hereby, and shall keep Parent reasonably informed with respect to the status thereof, including, by promptly providing Parent with copies of all proceedings and correspondence relating to such Proceeding. Without limiting the preceding sentence, subject to the preservation of privilege and confidential information, prior to the earlier of the Effective Time or the termination of this Agreement, the Company shall give Parent the right to fully participate in (but not control) the defense (including by allowing for advanced review and comment on all filings or responses to be made in connection therewith) or settlement (including the right to participate in (at the participating party’s expense) the negotiations, arbitrations or mediations with respect thereto) of any such Proceeding, and the Company will in good faith give consideration to Parent’s advice with respect to such Proceeding and the underlying strategy documentation with respect thereto. Prior to the earlier of the Effective Time or the termination of this Agreement, the Company shall not cease to defend, settle or agree to settle any Proceeding relating to this Agreement or the transactions contemplated hereby without Parent’s prior written consent (not to be unreasonably withheld, conditioned or delayed).

6.12     Stock Exchange Delisting and Deregistration. Prior to the Effective Time, the Company shall use reasonable best efforts to cooperate with Parent and use reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable Laws and rules and policies of the NYSE to enable the delisting of the Company and of the Company Common Shares from the NYSE as promptly as practicable after the Effective Time and the deregistration of the Company Common Shares under the Exchange Act as promptly as practicable after such delisting.

6.13     14D-10 Matters. Prior to the consummation of the Offer, the Compensation Committee of the Company Board will take such steps to cause each employment compensation, severance or other employee benefit arrangement pursuant to which consideration is payable to any officer, director or employee who is a holder of any security of the Company to be approved by the Compensation Committee of the Company Board in accordance with the requirements of Rule 14d-10(d)(2) under the Exchange Act and the instructions thereto as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(2) under the Exchange Act and satisfy the requirements of the non-exclusive safe harbor set forth in Rule 14d-10(d) of the Exchange Act.

6.14     Payoff Letter. The Company shall deliver to Parent at least five Business Days prior to the Closing Date an appropriate and customary payoff letter with respect to the Company Credit Facility (the “Payoff Letter”), specifying the aggregate payoff amount of the Company’s obligations (including principal, interest, fees, expenses, premium (if any) and other amounts payable in respect of such Indebtedness) that will be outstanding under such Indebtedness as of the Closing and providing for a release of all guarantees and Liens granted thereunder upon the receipt of the payoff amounts specified in the Payoff Letter and in form and substance reasonably acceptable to Parent.

6.15     Financing Cooperation. Prior to the Closing, the Company shall use reasonable best efforts, at Parent’s sole expense, to cooperate with Parent as necessary in connection with the arrangement of the Debt Financing as may be customary and reasonably requested by Parent, including using reasonable best efforts to (a) cause the senior management of the Company to participate at reasonable times in a commercially reasonable number of meetings, drafting sessions, presentations, road shows, and rating agency and other due diligence sessions, in each case, upon reasonable advance notice, (b) furnish Parent and its Debt Financing Sources with financial and other pertinent information regarding the Company as shall be reasonably requested by Parent (provided, that, for the avoidance of doubt, the Company shall not be required to provide, and Parent shall be solely responsible for, (i) the preparation of any pro forma financial information, including pro forma cost savings, synergies, capitalization or other pro forma adjustments desired to be incorporated into any pro forma financial information, (ii) any description of all or any component of the Debt Financing, including any such description to be included in any liquidity or capital resources disclosure or any “description of notes,” or (iii) projections, risk factors or other forward-looking statements relating to all or any component of the Debt Financing), (c) assist Parent and its Debt Financing Sources in the preparation of offering documents, private placement memoranda, bank information memoranda, loan and collateral documents, prospectuses and similar documents (including any schedules) for the Debt Financing, (d) cooperate with the marketing efforts of Parent and its Debt Financing Sources for the Debt Financing as reasonably requested by Parent, (e) cooperate with Parent’s legal counsel in connection with any legal opinions that such legal counsel may be required to deliver in connection with the Debt Financing as reasonably requested by Parent, (f) facilitate the obtaining of guarantees and pledging of collateral in connection with the Debt Financing, including executing and delivering any customary guarantee, pledge and security documents, or other customary certificates or documents as may be reasonably requested by Parent to facilitate any guarantee, obtaining and perfection of security interest in collateral from and after the Closing and (g) provide, no later than five Business Days prior to the Expiration Time, (x) all documentation required by applicable “know your customer” and anti-money laundering Laws, including the USA PATRIOT Act, that has been requested in writing at least 10 Business Days prior to the Expiration Time and (y) certifications regarding beneficial ownership required by 31 C.F.R. § 1010.230 that has been requested in writing at least 10 Business Days prior to the Expiration Time; provided, in each case, that (i) neither the Company nor any Company Subsidiary shall be required to incur any liability (including the payment of any fees) in connection with the Debt Financing prior to the Closing Date, (ii) the pre-Closing board of directors of the Company (and the equivalent governing body of any Company Subsidiary) shall not be required to adopt resolutions approving the agreements, documents and instruments pursuant to which the Debt Financing is obtained, (iii) neither the Company nor any Company Subsidiary shall be required to execute effective prior to the Closing Date any definitive financing documents, including any credit or other agreements, pledge or security documents, or other certificates, legal opinions or documents in connection with the Debt Financing, (iv) except as expressly provided above, neither the Company nor any Company Subsidiary shall be required to take any corporate actions prior to the Closing Date to permit the consummation of the Debt Financing, (v) neither the Company nor any Company Subsidiary shall be required to take any action that would reasonably be expected to conflict with, or result in a violation or breach of, or default (with or without notice or lapse of time) under the Company Charter, the Company Bylaws, or the certificate of incorporation and bylaws, or equivalent organizational documents, of any Company Subsidiary, any applicable Law or any Contract to which the Company or any Company Subsidiary is a party and (vi) neither the Company nor any Company Subsidiary shall be required to provide any assistance or cooperation that would (1) unreasonably interfere with its respective business operations, (2) cause any representation or warranty in this Agreement made by the Company to be breached, or (3) cause the conditions set forth in Annex A or Article 7 to fail to be satisfied. Except for the representations and warranties of the Company set forth in Article 4 of this Agreement, neither the Company nor any Company Subsidiary shall have any liability to Parent in respect of any financial statements, other financial information, or data or other information provided pursuant to this Section 6.15. Notwithstanding anything to the contrary in this Agreement, the condition set forth in clause (c) of Annex A, as it applies to the Company’s obligations under this Section 6.15, shall be deemed satisfied unless the Company has knowingly, willfully and materially breached its obligations under this Section 6.15 and such breach has been the primary cause of the Debt Financing not being obtained.

6.16     Financing.

(a)     Equity Financing.

(i)     Each of Parent and Merger Sub shall use their respective reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to arrange, obtain and consummate the Equity Financing in an amount required to satisfy the applicable portion of the Required Amount contemplated by the Equity Commitment Letters so as to enable Parent and Merger Sub to comply with their obligations under Section 1.1(e) on the terms and conditions described in or contemplated by the Equity Commitment Letters. Each of Parent and Merger Sub will not permit any amendment or modification to be made to, or any waiver of any provision or remedy pursuant to, the Equity Commitment Letters if such amendment, modification or waiver would, or would reasonably be expected to (A) impose new or additional conditions precedent to the funding of the Equity Financing or would otherwise adversely change, amend, modify or expand any of the conditions precedent to the funding of the Equity Financing, (B) be reasonably expected to prevent or delay the availability of all or a portion of the Equity Financing necessary to pay the applicable portion of the Required Amount contemplated by the Equity Commitment Letters or the consummation of the transactions contemplated by this Agreement, (C) reduce the aggregate amount of the Equity Financing below the amount necessary to pay the applicable portion of the Required Amount contemplated by the Equity Commitment Letters or (D) otherwise adversely affect the ability of Parent or Merger Sub to enforce their rights under the Equity Commitment Letters, including using reasonable best efforts to (i) maintain in full force and effect the Equity Commitment Letters and the Limited Guarantee, (ii) satisfy and comply with on a timely basis all conditions and covenants to the funding or investing of the Equity Financing required to pay the applicable portion of the Required Amount contemplated by the Equity Commitment Letters that are to be satisfied by Parent or Merger Sub, (iii) cause to be consummated the Equity Financing in an amount required to pay the applicable portion of the Required Amount contemplated by the Equity Commitment Letters so as to enable Parent and Merger Sub to comply with their obligations under Section 1.1(e), (iv) enforce its rights under the Equity Commitment Letters and the Limited Guarantee and (v) cooperate with and assist the Company in enforcing its third-party beneficiary rights under the Equity Commitment Letters. Neither Parent nor Merger Sub shall release or consent to the termination of the obligations of any Investor to provide the Equity Financing in an amount required to pay the applicable portion of the Required Amount contemplated by the Equity Commitment Letters.

(ii)     Notwithstanding anything to the contrary contained in this Agreement, nothing contained in this Section 6.16 will require, and in no event will the reasonable best efforts of Parent or Merger Sub be deemed or construed to require, either Parent or Merger Sub to seek the Equity Financing from any source other than a counterparty to, or in any amount in excess of that contemplated by, the Equity Commitment Letters.

(iii)     Parent shall give the Company prompt written notice after Parent’s Knowledge (i) of any default or breach (or any event that, with or without notice, lapse of time or both, would, or would reasonably be expected to, give rise to any default or breach) by any party under the Equity Commitment Letters of which Parent or Merger Sub becomes aware, (ii) of any termination of an Equity Commitment Letter, (iii) of the receipt by Parent or Merger Sub of any written notice or other written communication from any Investor with respect to any (A) actual or potential default, breach, termination or repudiation of an Equity Commitment Letter, or any material provision thereof, in each case by any party thereto, or (B) material dispute or disagreement between or among any parties to an Equity Commitment Letter that would reasonably be expected to prevent or materially delay the Closing or make the funding of the Equity Financing required to pay the applicable portion of the Required Amount contemplated by the Equity Commitment Letters less likely to occur or give rise to a right of termination under any such arrangement, and (iv) of the occurrence of an event or development that would reasonably be expected to adversely impact the ability of Parent or Merger Sub to obtain all or any portion of the Equity Financing necessary to pay the applicable portion of the Required Amount contemplated by the Equity Commitment Letters. Without limitation of the foregoing, upon the request of the Company from time to time, Parent will promptly update the Company on the material activity and developments of its efforts to arrange and obtain the Equity Financing, including by providing copies of all definitive agreements (and drafts of all offering documents and marketing materials) related to the Equity Financing, and any amendments, modifications or replacements to the Equity Commitment Letters.

(b)     Debt Financing.

(i)     Each of Parent and Merger Sub shall use their respective reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to arrange and obtain the Debt Financing on the terms and conditions described in the Debt Commitment Letter, including using its reasonable best efforts to (i) maintain in full force and effect the Debt Commitment Letter, (ii) satisfy, or cause to be satisfied, on a timely basis, all conditions to Parent and Merger Sub obtaining the Debt Financing set forth therein (including the payment of any fees required as a condition to the Debt Financing) required to pay the applicable portion of the Required Amount contemplated by the Debt Commitment Letter that are to be satisfied by Parent or Merger Sub, (iii) negotiate and enter into definitive agreements with respect to the Debt Financing on the terms and conditions contemplated by the Debt Commitment Letter (including any related flex provisions) or on other terms that are in the aggregate not materially less favorable, taken as a whole, to Parent (including with respect to conditions set forth in the Debt Commitment Letter) so that such agreements are in effect not later than the Acceptance Time so as to enable Parent and Merger Sub to comply with their obligations under Section 1.1(e), and (iv) using its reasonable best efforts to cause the Debt Financing Sources to provide the Debt Financing in accordance with the terms thereof, and so as to enable Parent and Merger Sub to comply with their obligations under Section 1.1(e), to the extent the proceeds thereof are required for the Financing Purposes. Parent and Merger Sub shall give the Company prompt written notice (and in any event within one Business Day) (A) of any breach or default (or any event or circumstance that, with or without notice, lapse of time or both, would reasonably be expected to result in breach or default) by any party to the Debt Commitment Letter of which Parent or Merger Sub becomes aware, (B) if and when Parent and/or Merger Sub becomes aware that any portion of the Debt Financing contemplated by the Debt Commitment Letter would not reasonably be expected to be available for the Financing Purposes, (C) of the receipt of any written notice or other written communication from any Person with respect to any (1) actual or potential breach, default, termination or repudiation by any party to the Debt Commitment Letter or (2) material dispute or disagreement between or among any parties to the Debt Commitment Letter (but excluding, for the avoidance of doubt, any ordinary course negotiations with respect to the terms of the Debt Financing) and (D) of any expiration or termination of the Debt Commitment Letter. As soon as reasonably practicable, each of Parent and/or Merger Sub shall provide any information available to such party that is reasonably requested by the Company relating to any circumstance referred to in clause (A), (B), (C) or (D) of the immediately preceding sentence. Without limiting the foregoing, upon reasonable request by the Company, Parent and Merger Sub shall keep the Company informed on a reasonably current basis and in reasonable detail of the status of their efforts to arrange the Debt Financing. If any portion of the Debt Financing becomes, or would reasonably be expected to become, unavailable (whether through expiration, termination or otherwise) on the terms and conditions contemplated in the Debt Commitment Letter (after taking into account flex terms), Parent and Merger Sub shall use their respective reasonable best efforts to arrange and obtain alternative financing, including from alternative sources, on terms that in the aggregate are not materially less favorable to Parent and Merger Sub (including with respect to any conditions to the Debt Financing) than the Debt Financing contemplated by the Debt Commitment Letter and in an amount that is sufficient to replace any unavailable portion of the Debt Financing (“Alternative Financing”) as promptly as practicable following the occurrence of such event (and in no event later than one Business Day prior to the Acceptance Time or such earlier time as may be necessary so as to enable Parent and Merger Sub to comply with their obligations under Section 1.1(e)), and the provisions of this Section 6.16(b) shall be applicable to the Alternative Financing, and all references to the Debt Financing shall be deemed to include such Alternative Financing and all references to the Debt Commitment Letter shall include the applicable documents for the Alternative Financing. Parent and Merger Sub shall (1) comply with the Debt Commitment Letter, (2) use reasonable best efforts to (x) enforce their rights under the Debt Commitment Letter and (y) subject to the satisfaction or waiver of the conditions precedent thereto, cause the Debt Financing Sources to fund the Debt Financing pursuant to the terms thereof (it being understood and agreed that neither Parent nor Merger Sub shall have any obligation to litigate or contest any action, lawsuit or other legal, regulatory or other Proceeding in respect thereof) and (3) not permit, without the prior written consent of the Company, any material amendment or modification to be made to, or any termination, rescission or withdrawal of, or any material waiver of any provision or remedy under, the Debt Commitment Letter or the fee letter referred to in the Debt Commitment Letter that (individually or in the aggregate with any other amendments, modifications or waivers) would reasonably be expected to (x) reduce the aggregate amount of the Debt Financing available thereunder (including by changing the amount of fees to be paid or original issue discount thereof), or (y) impose any new or additional condition, or otherwise amend, modify or expand any condition, to the receipt of any portion of the Debt Financing in a manner that would reasonably be expected to (I) delay or prevent the Closing Date, (II) make the funding of any portion of the Debt Financing (or satisfaction of any condition to obtaining any portion of the Debt Financing) less likely to occur or (III) adversely impact (a) the ability of Parent or Merger Sub to enforce their respective rights against any other party to the Debt Commitment Letter or (b) the ability of Parent or Merger Sub to consummate the transactions contemplated hereby. Notwithstanding anything to the contrary in this Agreement, compliance by Parent and Merger Sub with this Section 6.16(b) shall not relieve Parent and Merger Sub of their respective obligation to consummate the transactions contemplated by this Agreement, whether or not the Debt Financing or Alternative Financing is available. Parent shall promptly deliver to the Company true and complete copies of all agreements pursuant to which any such Alternative Financing source shall have committed to provide Parent and/or Merger with any portion of such Alternative Financing.

(ii)     Parent and Merger Sub shall indemnify, defend and hold harmless the Company and the Company Subsidiaries, and their respective directors, officers, employees and other Representatives, from and against any and all damages incurred, directly or indirectly, in connection with the Debt Financing or any information provided in connection therewith. Parent shall promptly reimburse the Company and the Company Subsidiaries, as applicable, for all reasonable and documented out-of-pocket costs (including reasonable attorneys’ fees and ratings agencies’ fees) incurred by the Company or the Company Subsidiaries in connection with the cooperation described in Section 6.15 or otherwise in connection with the Debt Financing.

ARTICLE 7
CONDITIONS TO CONSUMMATION OF THE MERGER

The respective obligations of each of Parent, Merger Sub and the Company to effect the Merger shall be subject to the satisfaction at or prior to the Effective Time of each of the following conditions, any and all of which may be waived in whole or in part by mutual consent of Parent, Merger Sub and the Company, as the case may be, to the extent permitted by applicable Law:

7.1     Purchase of Company Shares. Merger Sub shall have irrevocably accepted for payment all of the Company Common Shares validly tendered and not withdrawn pursuant to the Offer and Merger Sub shall have consummated the Offer.

7.2     No Injunctions or Restraints; Illegality. No Governmental Entity having jurisdiction over any of the parties hereto shall have (i) enacted, issued or promulgated any Law that is in effect as of immediately prior to the Effective Time and has the effect of making the Merger illegal or which has the effect of prohibiting or otherwise preventing the consummation of the Merger, or (ii) issued or granted any Order that is in effect as of immediately prior to the Effective Time and has the effect of making the Merger illegal or which has the effect of prohibiting or otherwise preventing the consummation of the Merger.

ARTICLE 8
TERMINATION, AMENDMENT AND WAIVER

8.1     Termination. This Agreement may be terminated and the transactions contemplated hereby may be abandoned (with respect to Sections 8.1(b) through 8.1(i), by written notice by the terminating party to the other party) at any time prior to the Effective Time:

(a)     by mutual written agreement of Parent and the Company, by action of their respective Boards of Directors;

(b)     by either the Company or Parent, if the Acceptance Time shall not have occurred on or before November 10, 2025 (as such date may be extended by the mutual written consent of the parties hereto, the “Outside Date”); provided that the right to terminate this Agreement pursuant to this Section 8.1(b) shall not be available to any party whose material breach of this Agreement (including, in the case of Parent, any material breach by Merger Sub) is the principal cause of the failure of the Acceptance Time to occur by the Outside Date;

(c)     by either the Company or Parent, if any court of competent jurisdiction or any other Governmental Entity having jurisdiction over any of the parties hereto shall have issued any Order, or any Law shall be in effect that was enacted, promulgated or deemed applicable to the Offer or the Merger by any Governmental Entity having jurisdiction over the parties hereto, in each case, permanently restraining, enjoining, preventing or otherwise prohibiting or making illegal (1) prior to the Acceptance Time, the consummation of the Offer, or (2) prior to the Effective Time, the consummation of the Merger, and, in each case, such Order or Law shall have become final and nonappealable; provided, that the right to terminate this Agreement pursuant to this Section 8.1(c) shall not be available to any party whose material breach of this Agreement (including, in the case of Parent, any material breach by Merger Sub) has been the principal cause of the existence, enactment, promulgation or deemed applicability such Order or Law;

(d)     by Parent, at any time prior to the Acceptance Time, if the Company Board shall have effected a Company Change of Board Recommendation;

(e)     by the Company, at any time prior to the Acceptance Time, in order to enter into a definitive agreement with respect to a Superior Company Proposal, but only if the Company has complied with its obligations under Section 6.3(e) and has not breached (other than a de minimis breach) its obligations under Section 6.3; provided, that the Company (i) pays, or causes to be paid, to Parent the Company Termination Fee payable pursuant to Section 8.3(a) prior to or concurrently with such termination; and (ii) concurrently with such termination, enters into a definitive acquisition agreement that documents the terms and conditions of such Superior Company Proposal;

(f)     by Parent at any time prior to the Acceptance Time if: (i) there has been a breach by the Company of its representations, warranties or covenants contained in this Agreement such that any condition set forth in clauses (ii)(b) or (ii)(c) of Annex A is not capable of being satisfied, (ii) Parent shall have delivered to the Company written notice of such breach and (iii) such breach is not capable of cure or shall not have been cured within the earlier of the Outside Date or 45 days from the date of delivery of such written notice to the Company; provided, that Parent shall not be permitted to terminate this Agreement pursuant to this Section 8.1(f) if either Parent or Merger Sub are then in material breach of their respective obligations under this Agreement;

(g)     by the Company if: (i) there has been a breach by Parent or Merger Sub of any of their representations, warranties or covenants contained in this Agreement such that any condition set forth in Sections 7.1 or 7.2 is not capable of being satisfied, (ii) the Company shall have delivered to Parent written notice of such breach and (iii) such breach is not capable of cure or shall not have been cured within the earlier of the Outside Date or 45 days from the date of delivery of such written notice to Parent; provided, that the Company shall not be permitted to terminate this Agreement pursuant to this Section 8.1(g) if the Company is then in material breach of its obligations under this Agreement;

(h)     by either the Company or Parent at any time prior to the Acceptance Time if (1) a condition to the Offer set forth in Annex A has failed during the pendency of the Offer (other than a condition that by its nature is to be satisfied as of immediately prior to the Expiration Time) and such condition is not waived by Merger Sub, (2) the Offer shall have expired (without having been extended) without the Minimum Condition having been satisfied or the other conditions to the Offer set forth in Annex A having been satisfied or (if permitted by applicable Law) waived, in each case without Merger Sub having accepted Company Common Shares for payment pursuant to the Offer; or (3) the Offer shall have been terminated in accordance with the terms of this Agreement without Merger Sub having accepted Company Common Shares for payment pursuant to the Offer; provided, however, in each case, that the right to terminate this Agreement pursuant to this Section 8.1(h) shall not be available to any party whose material breach of this Agreement (including, in the case of Parent, any such breach by Merger Sub) is the principal cause of the failure of such condition (including the Minimum Condition); or

(i)     by the Company if, at any time following the Expiration Time, (1) the conditions set forth in Annex A have been satisfied or (if permitted by applicable Law) waived at or prior to the Expiration Time (after giving effect to any extensions thereof in accordance with this Agreement); (2) Merger Sub shall have failed to consummate (as defined in Section 251(h) of the DGCL) the Offer in accordance with Article 1; (3) the Company provides written notice to Parent following such failure (A) of the Company’s intention to terminate the Agreement pursuant to this Section 8.1(i) if Merger Sub fails to accept to purchase Company Common Shares validly tendered (and not validly withdrawn) in accordance with Article 1 and (B) that the Company is ready, willing and able to consummate the Closing on such date of notice and at all times during the three Business Day period immediately thereafter; and (4) Merger Sub fails to consummate (as defined in Section 251(h) of the DGCL) the Offer prior to the expiration of such three Business Day period; provided, that the right to terminate this Agreement pursuant to this Section 8.1(i) shall not be available to the Company if the Company is then in material breach of its obligations under this Agreement.

8.2     Effect of Termination. Notwithstanding anything to the contrary in this Agreement, in the event of valid termination of this Agreement as provided in Section 8.1, this Agreement shall immediately become void and there shall be no liability or obligation on the part of Parent, the Company, Merger Sub or their respective Related Parties; provided that, subject in all respects to Section 8.3 and Section 9.17 (including, in each case, the limitations set forth therein), (a) any such termination shall not relieve the Company, Parent or Merger Sub from liability for any fraud or Willful Breach prior to such termination of this Agreement (which, in each case, the parties hereto acknowledge and agree will not be limited to reimbursement of expenses or out-of-pocket costs, and in the case of any damages sought by the non-breaching party, including any Willful Breach, such damages will include the benefit of the bargain lost by the non-breaching party, taking into consideration relevant matters, including opportunity costs, lost profits and the time value of money) and (b) the provisions of Section 6.2(b), Section 6.6, this Section 8.2, Section 8.3, Section 9.6, Section 9.7 and Article 9 of this Agreement and the Confidentiality Agreement shall remain in full force and effect and survive any termination of this Agreement, in each case, in accordance with and subject to their respective terms and conditions in all respects. For the avoidance of doubt, any valid termination by Parent shall also be an effective termination by Merger Sub.

8.3     Fees and Expenses.

(a)     The parties hereto agree that if this Agreement is validly terminated by Parent in accordance with Section 8.1(d) or by the Company in accordance with Section 8.1(e), then the Company shall pay (or cause to be paid) to Parent (or its designee) prior to or concurrently with such termination, in the case of a termination by the Company, or within three Business Days thereafter, in the case of a termination by Parent, the Company Termination Fee.

(b)     The parties hereto agree that (i) if this Agreement is validly terminated by (A) either Parent or the Company in accordance with Section 8.1(b) and at such time the conditions set forth in clause (ii)(a) of Annex A and Section 7.2 shall have been satisfied or (B) by Parent pursuant to Section 8.1(f); and, after the date of this Agreement and prior to the date of such termination, a bona fide Company Acquisition Proposal shall have been made to the Company Board and shall have become publicly known or shall have been publicly made, and (ii) within 12 months after such termination the Company enters into a definitive agreement with respect to any Company Acquisition Proposal which is later consummated or the transactions contemplated by any Company Acquisition Proposal are consummated (which need not be the same Company Acquisition Proposal that was made publicly known or disclosed publicly prior to the termination of this Agreement), then the Company shall pay (or cause to be paid) the Company Termination Fee to Parent (or its designee), by wire transfer of same-day funds upon consummation of such transaction. For purposes of this Section 8.3(b), the term “Company Acquisition Proposal” shall have the meaning assigned to such term in Section 9.6, except that the references to “15% or more” shall be deemed to be references to “more than 50%.” In no event shall the Company be required to pay the Company Termination Fee on more than one occasion, whether or not the Company Termination Fee may be payable under more than one provision of this Agreement at the same or at different times and the occurrence of different events.

(c)     The parties hereto agree that if this Agreement is terminated by the Company pursuant to (x) Section 8.1(i) or (y) Section 8.1(b) under circumstances in which the Company would have been entitled to terminate the Agreement pursuant to Section 8.1(i), Parent shall pay to the Company, within two Business Days following such termination, the Parent Termination Fee, it being understood that in no event shall Parent be required to pay the Parent Termination Fee on more than one occasion, whether or not the Parent Termination Fee may be payable under more than one provision of this Agreement at the same or at different times and the occurrence of different events.

(d)     The Company, Parent and Merger Sub acknowledge that the agreements contained in this Section 8.3 are an integral part of this Agreement and that, without this Section 8.3, the Company, Parent and Merger Sub would not have entered into this Agreement, and that each of the Company Termination Fee and the Parent Termination Fee is not a penalty, but is liquidated damages, in a reasonable amount that will compensate Parent or the Company, as applicable, in the circumstances in which such fee is payable pursuant to Section 8.3(a), Section 8.3(b) or Section 8.3(c), as applicable, for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the transactions contemplated by this Agreement, which amount would otherwise be impossible to calculate with precision.

(e)     Notwithstanding anything to the contrary in this Agreement or any ancillary document or agreement delivered in connection herewith or otherwise, subject in all respects to Section 8.2, this Section 8.3, Section 9.16 and Section 9.17 (including, in each case, the limitations set forth therein), (i) in the event that this Agreement is terminated under circumstances where the Company Termination Fee is payable, payment of the Company Termination Fee shall constitute the sole and exclusive remedy (whether at Law, in equity, in Contract, in tort or otherwise) of Parent, Merger Sub, any Parent Related Party and any other Person for all losses and damages in connection with any termination of this Agreement or any ancillary document or agreement delivered in connection herewith or otherwise in the circumstances in which such Company Termination Fee became payable, and upon payment of such amount, (A) none of the Company Related Parties shall have any further liability or obligation relating to or arising out of this Agreement or the transactions contemplated by this Agreement and (B) none of Parent, Merger Sub, any Parent Related Party and any other Person shall have any rights or claims against any of the Company Related Parties under this Agreement or any ancillary document or agreement delivered in connection herewith or otherwise, whether at law or equity, in contract, in tort or otherwise, and in such event, Parent and Merger Sub shall not seek to recover any monetary damages or obtain equitable relief from any of the Company Related Parties; and (ii) in the event that this Agreement is terminated under circumstances where the Parent Termination Fee is payable, payment of the Parent Termination Fee shall constitute the sole and exclusive remedy (whether at Law, in equity, in Contract, in tort or otherwise) of the Company, any Company Related Party and any other Person for all losses and damages in connection with any termination of this Agreement or any ancillary document or agreement delivered in connection herewith or otherwise in the circumstances in which such Parent Termination Fee became payable, and upon payment of such amount, (A) none of the Parent Related Parties shall have any further liability or obligation relating to or arising out of this Agreement or the transactions contemplated by this Agreement and (B) none of the Company, any Company Related Party and any other Person shall have any rights or claims against any of the Parent Related Parties under this Agreement or any ancillary document or agreement delivered in connection herewith or otherwise, whether at law or equity, in contract, in tort or otherwise, and in such event, the Company shall not seek to recover any monetary damages or obtain equitable relief from the Parent Related Parties. Notwithstanding the foregoing, payment of the Company Termination Fee or the Parent Termination Fee, as applicable, will not relieve the Company Related Parties or the Parent Related Parties, respectively, from liability for any fraud.

ARTICLE 9
GENERAL PROVISIONS

9.1     Amendment. This Agreement may be amended at any time prior to the Effective Time only by execution of an instrument in writing signed by each of the Company, Parent and Merger Sub. Notwithstanding anything else to the contrary herein, no amendment, modification or alteration to the provisions set forth in Sections 8.2 and 8.3 (solely to the extent relating to the Debt Financing Sources), this sentence of Section 9.1, Section 9.11(solely to the extent that it relates to the Debt Financing Sources), Section 9.12 (solely to the extent it relates to the Debt Financing Sources), Section 9.14 (solely to the extent that it relates to the Debt Financing Sources), and Section 9.16 (solely to the extent that it relates to the Debt Financing Sources) (and any related definitions to the extent an amendment, modification or alteration of such definitions would modify the substance of any of the foregoing provisions) in any manner materially adverse to the Debt Financing Sources shall not be effective as to the Debt Financing Sources without the prior written consent of the Debt Financing Sources party to the Debt Commitment Letters.

9.2     Waiver. At any time prior to the Effective Time, Parent and Merger Sub, on the one hand, and the Company, on the other hand, may (a) extend the time for the performance of any of the obligations or other acts of the other, (b) waive any breach of the representations and warranties of the other contained herein or in any document delivered pursuant hereto or (c) waive compliance by the other with any of the agreements or covenants contained herein. Any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the party or parties to be bound thereby, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure. Any delay in exercising any right under this Agreement shall not constitute a waiver of such right.

9.3     Non-Survival of Representations and Warranties. None of the representations, warranties, covenants or other agreements in this Agreement or in any instrument delivered pursuant to this Agreement, or any rights arising out of any breach of any of the foregoing, shall survive the Effective Time, except that this Section 9.3 shall not limit any covenant or agreement of the parties hereto that by its terms contemplates performance after the Effective Time, which shall survive to the extent expressly provided for herein.

9.4     Fees and Expenses. Except as otherwise expressly provided in this Agreement, all Expenses incurred by the parties hereto shall be borne solely and entirely by the party that has incurred the same, whether or not the Offer and/or the Merger is consummated.

9.5     Notices. Any notices or other communications required or permitted under, or otherwise given in connection with, this Agreement shall be in writing and shall be deemed to have been duly given (a) when delivered or sent if delivered in Person, (b) on the next Business Day if transmitted by national overnight courier or (c) on the date delivered if sent by email (to the extent that no “bounceback” or similar message indicating non-delivery is received with respect thereto), in each case, as follows (or to such other Persons or addressees as may be designated in writing by the party to receive such notice):

If to Parent or Merger Sub, addressed to it at:

c/o WhiteHawk Income Corporation

2000 Market Street, Suite 910

Attention: Daniel Herz

Email: dherz@whitehawkenergy.com

with a copy (which shall not constitute notice) to:

Weil, Gotshal & Manges LLP

200 Crescent Court, Suite 300

Dallas, Texas 75201

Attention: James R. Griffin

Claudia Lai

Email: james.griffin@weil.com

claudia.lai@weil.com

and

Weil, Gotshal & Manges LLP

700 Louisiana Street, Suite 3700

Houston, Texas 77002

Attention: Omar Samji

Email: omar.samji@weil.com

If to the Company, addressed to it at:

PHX Minerals Inc.

1320 South University Drive, Suite 720

Fort Worth, TX 76107

Attention: Chad L. Stephens

Email: chad@phxmin.com

with a copy (which shall not constitute notice) to:

Blank Rome LLP

1271 Avenue of the Americas

New York, New York 10020

Attention: Robert J. Mittman, Peter Schnur

Email: Robert.Mittman@blankrome.com; Peter.Schnur@blankrome.com

9.6     Certain Definitions. For purposes of this Agreement, the term:

“Acceptable Confidentiality Agreement” means a confidentiality agreement that contains confidentiality, non-use and other provisions that are no less favorable in the aggregate to the Company than those contained in the Confidentiality Agreement, provided, that any such confidentiality agreement need not contain any standstill or similar provision.

“Acceptance Time” shall mean the date and time of the irrevocable acceptance for payment by Merger Sub of Company Common Shares pursuant to and subject to the conditions of the Offer.

“Affiliate” when used with respect to any Person, means any other Person who is an “affiliate” of that first Person within the meaning of Rule 405 promulgated under the Securities Act.

“Anti-Corruption Laws” means any Laws prohibiting bribery or corruption (governmental or commercial) which apply to the Company and Company Subsidiaries from time to time, including the U.S. Foreign Corrupt Practices Act of 1977, as amended.

“Benefit Plan” means each “employee benefit plan” (as defined in Section 3(3) of ERISA) (whether or not such plan is subject to ERISA), each bonus, incentive or deferred compensation or equity or equity-based compensation plan, program, policy, agreement or arrangement, and each employment, consulting, severance, change in control, retention, termination, pension, retirement, disability benefit, health, welfare, vacation, life insurance, fringe benefit, supplemental benefit plan, program, policy, agreement, scheme or arrangement, in each case, sponsored, maintained, contributed to or required to be contributed to by the Company or any Company Subsidiary for the benefit of any Company Employee, or between the Company or any Company Subsidiary, on the one hand, and any Company Employee, on the other hand, or with respect to which the Company or any Company Subsidiary has any direct or indirect liability, excluding any “multiemployer plan” (within the meaning of Section 4001(a) of ERISA).

“Business Day” means any day other than a Saturday, Sunday or any day on which commercial banks in New York, New York are authorized or required by applicable Law to close.

“CERCLA” means the Comprehensive Environmental Response, Compensation, and Liability Act, as amended (42 U.S.C. § 9601 et seq.), and the rules and regulations promulgated thereunder.

“Code” means the United States Internal Revenue Code of 1986, as amended.

“Company Acquisition Proposal” means any bona fide offer or proposal from a Third Party (other than Parent, Merger Sub or their respective Affiliates) concerning (a) a merger, amalgamation, consolidation, share exchange, joint venture, partnership or other business combination transaction or series of related transactions involving the Company in which any Person or group (as defined in Section 13(d) of the Exchange Act) would acquire beneficial ownership of Equity Interests representing 15% or more of the voting power of the Company; (b) a sale, lease, license, mortgage, pledge or other disposition, directly or indirectly, by merger, amalgamation, consolidation, business combination, share exchange, joint venture, partnership, share issuance, share purchase or otherwise, of assets of the Company (including Equity Interests of a Company Subsidiary) or the Company Subsidiaries representing 15% or more of the consolidated assets of the Company and the Company Subsidiaries, taken as a whole; (c) an issuance or sale (including by way of merger, consolidation, business combination, amalgamation, joint venture, partnership, share exchange or otherwise) of Equity Interests representing 15% or more of the voting power of the Company or a tender offer or exchange offer in which any Person or group (as defined in Section 13(d) of the Exchange Act) would acquire beneficial ownership, or the right to acquire beneficial ownership, of Equity Interests representing 15% or more of the voting power of the Company; (d) any liquidation, dissolution, recapitalization, extraordinary dividend or other significant corporate reorganization of the Company or any of the Company Subsidiaries, the business of which constitutes 15% or more of the consolidated net revenues or assets of the Company and the Company Subsidiaries; or (e) any combination of the foregoing (in each case, other than the Merger).

“Company Change of Board Recommendation” means the Company Board (a) fails to make, withholds or withdraws (or changes, modifies, amends or qualifies) (or publicly proposes to fail to make, withhold or withdraw (or change, modify, amend or qualify)) the Company Board Recommendation, (b) approves, endorses, adopts, recommends or otherwise declares advisable (or publicly proposes, or announces an intention, to approve, endorse, adopt, recommend or otherwise declare advisable), any Company Acquisition Proposal, (c) fails to include the Company Board Recommendation in the Schedule 14D-9, (d) if any Company Acquisition Proposal has been made public, fails to reaffirm the Company Board Recommendation upon request of Parent within the earlier of two Business Days prior to the then-scheduled Expiration Time or three Business Days after Parent requests in writing such reaffirmation with respect to such Company Acquisition Proposal, (e) fails to recommend, in a Solicitation/Recommendation Statement on Schedule 14D-9, against any Company Acquisition Proposal subject to Regulation 14D under the Exchange Act within 10 Business Days after the commencement of such Company Acquisition Proposal, (f) resolves or agrees to change or modify the election that this Agreement and the Merger be governed pursuant to Section 251(h) of the DGCL or (g) resolves or agrees to take any of the foregoing actions; provided, however, that (i) any written notice of the Company’s intention to make a Company Change of Board Recommendation prior to effecting such Company Change of Board Recommendation in accordance with Section 6.3(e) and Section 6.3(f) and in and of itself shall not be deemed a Company Change of Board Recommendation, and (ii) Parent may make such request pursuant to subsection (d) only once with respect to such Company Acquisition Proposal unless such Company Acquisition Proposal is subsequently publicly modified in which case Parent may make such request once each time such a modification is made.

“Company Credit Facility” means that certain Credit Agreement, dated as of September 1, 2021, among the Company, each lender from time to time party thereto, and Independent Bank, as Administrative Agent and L/C Issuer, as amended, restated, amended and restated, supplemented or otherwise modified.

“Company DCP Unit” means each right to receive Company Common Shares in accordance with the Company’s Deferred Compensation Plan for Non-Employee Directors.

“Company Employee” means each current employee of the Company or any of the Company Subsidiaries.

“Company Equity Awards” means the Company DCP Units and the Company Restricted Shares.

“Company Equity Plan” means the PHX Minerals Inc. Amended 2010 Restricted Stock Plan, the PHX Minerals Inc. Amended and Restated 2021 Long-Term Incentive Plan, and the PHX Minerals Inc. Deferred Compensation Plan for Non-Employee Directors.

“Company Intellectual Property” means all Intellectual Property owned or purported to be owned by the Company or any Company Subsidiary.

“Company Intervening Event” means a material fact, event, change, condition, occurrence, effect, development, circumstance or set of circumstances with respect to the Company and the Company Subsidiaries, taken as a whole, that (a) was not known or reasonably foreseeable (with respect to substance or timing) to the Company Board as of or prior to the date of this Agreement and (b) first becomes known to the Company Board after the execution of this Agreement and at any time prior to the Acceptance Time; provided, however, that none of the following will be deemed to constitute, or, in and of itself be considered in determining whether there has been, a Company Intervening Event: (x) the receipt, existence of or terms of a Company Acquisition Proposal or a Superior Company Proposal or any inquiry or communications or any matters relating thereto or consequence thereof or (y) changes in the market price or trading volume of the Company Common Shares or the fact that the Company meets or exceeds internal or published projections, budgets, forecasts or estimates or revenues, earnings or other financial results for any period.

“Company Licensed Intellectual Property” means all material Intellectual Property that is used, practiced or held for use or practice by the Company or any Company Subsidiary, except for any Company Intellectual Property.

“Company Material Adverse Effect” shall mean any state of facts, change, condition, occurrence, effect, event, circumstance or development (each an “Effect”, and collectively, “Effects”), individually or in the aggregate, that (a) has had, or would reasonably be expected to have, a material adverse effect on the business, assets, properties, condition (financial or otherwise) or results of operations of the Company and its Subsidiaries, taken as a whole or (b) would reasonably be expected to prevent the Company from consummating, or to materially impair or materially delay the ability of the Company to consummate, the Merger or any of the other transactions contemplated by this Agreement; provided, however, that, solely in the case of clause (a), no Effect (by itself or when aggregated or taken together with any and all other effects) to the extent directly resulting from any of the following shall be taken into account when determining whether a “Company Material Adverse Effect” has occurred, except to the extent any Effect directly results from the matters described in following clauses (i) through (vi), to the extent such Effect disproportionately and adversely affects the Company and its Subsidiaries relative to other companies operating in the oil or natural gas industry (in which case, only the incremental disproportionate impact or impacts to the Company or its Subsidiaries shall be taken into account in determining whether there has been, or would reasonably be expected to be, a “Company Material Adverse Effect”):

(i)     general economic conditions (or adverse changes in such conditions) in the United States or conditions in the global economy generally;

(ii)     general conditions (or changes in such conditions) in the securities markets, capital markets, credit markets, currency markets or other financial markets in the United States or any other country or region in the world, including (A) changes in interest rates in the United States or any other country or region in the world and changes in exchange rates for the currencies of any countries and (B) any suspension of trading in securities (whether equity, debt, derivative or hybrid securities) generally on any securities exchange or over-the-counter market operating in the United States or any other country or region in the world;

(iii)     general conditions (or changes in such conditions) in the oil or natural gas industries or any other industries in which the Company or its Subsidiaries operate;

(iv)     political conditions (or changes in such conditions) in the United States or any other country or region in the world, or acts of war, sabotage or terrorism (including any escalation or general worsening of any such acts of war, sabotage or terrorism) in the United States or any other country or region in the world;

(v)     earthquakes, hurricanes, tsunamis, tornadoes, floods, epidemics, pandemics, cyberattacks, mudslides, wildfires or other natural disasters, weather conditions and other force majeure events in the United States or any other country or region in the world;

(vi)     changes or proposed changes in Law after the date of this Agreement (or the interpretation thereof), including with respect to tariffs, or changes or proposed changes in GAAP or other accounting standards (or the interpretation thereof);

(vii)     the pendency or consummation of the transactions contemplated by this Agreement, including the identity of Parent, Merger Sub or their Affiliates;

(viii)     changes in oil or natural gas prices;

(ix)     losses directly arising from the consummation of the hedging transactions set forth on Section 6.1(a) of the Company Disclosure Schedule;

(x)     changes in the Company’s stock price or the trading volume of the Company’s stock, in and of itself, or any failure by the Company to meet any estimates or expectations of the Company’s revenue, earnings or other financial performance or results of operations for any period, in and of itself, or any failure by the Company to meet any internal budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations, in and of itself (but not, in each case, the underlying cause of such changes or failures, unless the underlying cause of such changes or failures would otherwise be excepted from the definition of a “Company Material Adverse Effect”).

“Company Performance-Based Restricted Share” means a Company Restricted Share subject to vesting conditions based on specified stock price or other performance metrics.

“Company Real Property Lease” means any lease agreement, together with any amendments, renewals and guarantees thereof or thereto, under which the Company or any Company Subsidiary uses or occupies or has the right to use or occupy any real property at which operations of the Company and the Company Subsidiaries are conducted, excluding, for the avoidance of doubt, the Mineral Interests.

“Company Related Party” means the Company and its Subsidiaries and any of their respective former, current or future officers, employees, directors, partners, stockholders, managers, members or Affiliates.

“Company Restricted Share” means any Company Common Share subject to vesting, repurchase or other lapse of restrictions issued under any of the Company Equity Plans.

“Company Restricted Share Accrued Dividends” means any dividends with respect to a Company Restricted Share that are accrued but unpaid as of immediately prior to the Effective Time.

“Company Stockholders” means holders of Company Common Shares in their respective capacities as such.

“Company Termination Fee” means an amount in cash equal to $6,800,000.00.

“Company Time-Based Restricted Share” means a Company Restricted Share subject only to vesting conditions based on a time or designated period of service with the Company.

“Competition Laws” means applicable supranational, national, federal, state, provincial or local Law designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolizing or restraining trade or lessening competition in any country or jurisdiction, including the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder, the Sherman Act, the Clayton Act and the Federal Trade Commission Act, in each case, as amended.

“Contract” or “Contracts” means any of the agreements, arrangements, contracts, leases (whether for real or personal property), powers of attorney, notes, bonds, mortgages, indentures, deeds of trust, loans, evidences of Indebtedness, letters of credit, settlement agreements, franchise agreements and licenses to which in each case a Person is a party or to which any of the properties or assets of such Person or its Subsidiaries are subject that is legally binding (in each case, whether written or oral); provided, that “Contracts” shall not include any Benefit Plan.

“Debt Commitment Letter” means that certain executed debt commitment letter (including all exhibits, annexes, schedules and term sheets attached thereto), dated as of the date hereof, and the related fee letter, among WhiteHawk Income Corporation, a Delaware corporation, and the Debt Financing Sources party thereto, committing the Debt Financing Sources to provide funds equal to the applicable portion of the Required Amount set forth therein, subject to the terms and conditions set forth therein, copies of which have been provided to the Company on or prior to the date hereof (it being understood that each such copy is unredacted in the case of the commitment letter, and in the case of each such fee letter redacted solely as to fee amounts, “flex” terms and other commercially sensitive economic terms customarily redacted, and such redactions do not relate to any terms that may adversely affect the conditionality, enforceability, availability or termination of the Debt Commitment Letters or reduce the aggregate principal amount of the Debt Financing below the amount required to pay the applicable portion of the Required Amount set forth therein).

“Debt Financing Sources” means the Persons that have committed to provide the Debt Financing (including the Persons party to any joinder agreements, credit agreements, purchase agreements, indentures or other definitive agreements relating thereto).

“Environmental Laws” means any and all Laws which (a) regulate or relate to the environment; Hazardous Substances; or waterways, groundwater, wetlands, drinking water, air, wildlife, plants or other natural resources; or (b) impose liability or responsibility with respect to any of the foregoing, including CERCLA, RCRA, the Clean Water Act, as amended (33 U.S.C. § 1251 et seq.), the Clean Air Act, as amended (42 U.S.C. § 7401 et seq.), and rules and regulations promulgated under each of the foregoing.

“Environmental Permits” means any permit, certificate, registration, notice, approval, identification number, license or other authorization required under any applicable Environmental Law.

“Equity Interest” means any share, capital stock, partnership, limited liability company, member or similar equity interest in any Person, and any option, share of restricted stock, restricted stock unit, stock appreciation right, phantom stock, performance share or unit, warrant, right or other security (including debt securities) convertible, exchangeable or exercisable into or for any such share, capital stock, partnership, limited liability company, member or similar equity interest.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the rules and regulations promulgated thereunder.

“ERISA Affiliate” means, with respect to any entity, trade or business, any other entity, trade or business that is, or was at the relevant time, a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes or included the first entity, trade or business, or that is, or was at the relevant time, a member of the same “controlled group” as the first entity, trade or business pursuant to Section 4001(a)(14) of ERISA.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Expenses” includes all out-of-pocket expenses (including all fees and expenses of counsel, accountants, investment bankers, financing sources, experts and consultants to a party hereto and its Affiliates) incurred by a party or on its behalf in connection with or related to the authorization, preparation, negotiation, execution and performance of this Agreement and the transactions contemplated hereby, including the preparation, printing, filing and mailing of the Schedule TO, Schedule 14D-9 and the Offer Documents and all other matters related to the transactions contemplated by this Agreement.

“GAAP” means generally accepted accounting principles, as applied in the United States.

“Governmental Entity” means any supranational, national, federal, state, county, municipal, local or foreign government or other political subdivision thereof, any court, any arbitral body, any entity or instrumentality exercising executive, legislative, judicial, regulatory, taxing, administrative, prosecutorial or arbitral functions of or pertaining to government, or any other governmental or quasi-governmental authority of any nature or any political or other subdivision or part of any of the foregoing or any self-regulatory organization, in each case of competent jurisdiction and with authority to act with respect to the matter in question.

“Hazardous Substances” means (i) any pollutant, contaminant, hazardous or toxic substance or material, or other substance, material or waste, whether solid, liquid or gas, that is subject to regulation, control or remediation under any Environmental Law, including any quantity of asbestos in any form, asbestos containing materials, urea formaldehyde, PCBs, radon gas, crude oil or any fraction thereof, all forms of natural gas, any petrochemical, hydrocarbon or petroleum, any product, byproduct or breakdown product thereof, or any derivative thereof or synthetic substitute therefor, and radioactive materials; and (ii) per- and polyfluoroalkyl substances.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

“Indebtedness” means, with respect any Person: (i) (A) the amount of indebtedness of such Person for borrowed money and (B) indebtedness of such Person evidenced by any note, bond, debenture or other debt security, in the case of clauses (A) and (B), whether incurred, assigned, granted or unsecured (which, for the avoidance of doubt, shall not include accounts payable, accrued liabilities or “earn-outs”); (ii) obligations of such Person with respect to swaps, options, derivatives, hedging agreements, interest rate and currency swap arrangements and any other arrangements designed to protect against fluctuations in interest or currency rates be payable upon termination thereof (assuming they were terminated as of such date); and (iii) reimbursement obligations of such Person with respect to any performance bonds, bank overdrafts, letters of credit and similar charges (to the extent drawn) (which, for the avoidance of doubt, shall not include customer deposits, “earn-outs,” escrow and other similar contingent payment obligations).

“Intellectual Property” means, with respect to any Person, all intellectual property rights and similar proprietary rights, whether registered or unregistered, including all (a) patents, patent applications, patentable inventions and other patent rights (including any divisions, continuations, continuations-in-part, reissues, revisions, substitutions, provisionals, renewals, extensions, reexaminations and interferences thereof), and all rights to claim priority from any of the foregoing, (b) trademarks, service marks, and trademark rights in trade dress, logos, slogans, brand names, trade names, taglines, corporate names and other indicia of origin, and all applications, registrations, renewals and extensions in connection therewith and all goodwill related thereto, (c) copyrights and copyrightable works, database and design rights, and corresponding rights in works of authorship (including Software), data collections, “moral” rights, mask works and designs, and all applications, registrations, renewals, extensions and reversions in connection therewith, (d) trade secret rights, know-how, inventions, processes, procedures, databases, technology, Software, ideas, discoveries, improvements, methods, techniques, formulae, drawings, designs, models, plans and corresponding rights in confidential and other non-public and proprietary information (“Trade Secrets”), (e) Internet domain names, electronic addresses, uniform resource locators and alphanumeric designations associated therewith and all registrations for any of the foregoing, and all social media identifiers and related accounts (collectively, “Internet Domain Names”); and (f) any corresponding or equivalent intellectual property rights recognized anywhere in the world.

“IRS” means the United States Internal Revenue Service.

“IT Assets” means all technology, computer systems and communications systems, computers, Software, databases, hardware, servers, workstations, routers, hubs, switches, circuits, networks, data communications lines and all other information technology equipment (including communications equipment, terminals and hook-ups that interface with third-party Software or systems) owned, operated, licensed, leased or otherwise used by the Company or any Company Subsidiary.

“Knowledge” means (a) when used with respect to the Company and the Company Subsidiaries, the actual knowledge of the individuals listed in Section 9.6(a) of the Company Disclosure Schedule after reasonable inquiry of such individual’s direct reports and (b) when used with respect to Parent or Merger Sub, the actual knowledge of the named executive officers of Parent after reasonable inquiry of such individual’s direct reports.

“Law” means any international, national, provincial, state, municipal, local and common laws, treaties, statutes, ordinances, decrees, codes, bylaws, rules, regulations or other requirements, legally binding guidance, Orders, consent decrees, permits, policies, restrictions or licenses of any Governmental Entity, in each case, having the force of law.

“Lien” means any lien, mortgage, pledge, conditional or installment sale agreement, title or survey defect, encumbrance, covenant, condition, claim, restriction, charge, option or other third-party right, right of first refusal or first offer, easement, security interest, deed of trust, right-of-way, encroachment, occupancy right, preemptive right, community property interest or other restriction of any nature, whether voluntarily incurred or arising by operation of Law, including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, and any restriction or defect on the possession, exercise or transfer of any other attribute of ownership of any asset.

“Mineral Interests” means all oil, gas and other fee mineral interests, together with any leasehold or royalty interests (including overriding royalty interests), owned by the Company or any Company Subsidiary.

“NYSE” means the New York Stock Exchange LLC.

“Order” means any judgment, order, decision, writ, injunction, decree, legal or arbitration award, settlement, stipulation, ruling, SEC requirement or settlement or consent agreement, in each case, with a Governmental Entity of competent jurisdiction that is binding on the applicable Person under applicable Law.

“Parent Material Adverse Effect” means any Effect that, individually or in the aggregate with all other Effects, would prevent the consummation of the Offer or the Merger prior to the Outside Date or materially delay consummation of the Offer or the Merger.

“Parent Related Party” means Parent, Merger Sub, and any equity financing sources of Parent or Merger Sub and any of the foregoing’s respective former, current or future Affiliates and any of the foregoing’s respective former, current or future, direct or indirect, officers, directors, employees, Affiliates, stockholders, equity holders, managers, members, partners, agents, attorneys, advisors or other Representatives or any of the foregoing’s respective successors or assigns.

“Parent Termination Fee” means an amount in cash equal to $6,800,000.00.

“Permitted Liens” means, with respect a Person, (a) Liens for Taxes not yet due and payable or that are being contested in good faith by appropriate Proceedings and in each case for which appropriate reserves have been established on or reflected in the consolidated financial statements of such Person in accordance with GAAP, (b) Liens in favor of vendors, carriers, warehousemen, repairmen, mechanics, workmen, materialmen, construction or similar liens or encumbrances, in each case, arising by operation of Law in the ordinary course of business for amounts not yet due and payable or that are being contested in good faith by appropriate Proceedings and for which appropriate reserves have been established on the consolidated financial statements of such Person in accordance with GAAP, (c) Liens arising from transfer restrictions under securities Laws, (d) with respect to any Company Leased Real Property, as applicable, all easements, encroachments, restrictions, rights-of-way and any other non-monetary title defects, whether or not of record, that would not reasonably be expected to, individually or in the aggregate, materially interfere with the ordinary conduct of the business of such Person and such Person’s Subsidiaries as currently conducted or materially detract from the development, use, occupancy, value or marketability of the affected property, (e) zoning, building, land use, environmental regulations and other similar restrictions promulgated by any Governmental Entity, that, in the case of Company Leased Real Property, would not reasonably be expected to, individually or in the aggregate, materially interfere with the ordinary conduct of the business of such Person and such Person’s Subsidiaries as currently conducted or materially detract from the development, use, occupancy, value or marketability of the affected property, (f) Liens arising from the ordinary course of business with respect to surety bonds and supporting letters of credit, (g) non-exclusive licenses of Intellectual Property granted to customers in the ordinary conduct of the business of such Person or such Person’s Subsidiaries or (h) such other non-monetary Liens which would not, individually or in the aggregate, materially interfere with the ordinary conduct of business of such Person and such Person’s Subsidiaries or, if the same affect Company Leased Real Property, as applicable, materially detract from the development, use, occupancy, value or marketability of the affected property.

“Person” means an individual, corporation, limited liability company, partnership, association, trust, unincorporated organization, other entity or group (as defined in Section 13(d) of the Exchange Act).

“Personal Information” means any information that, alone or in combination with other information held by or on behalf of the Company or any of the Company Subsidiaries, identifies, or could reasonably be used to identify an individual or household, and any other personal information that is subject to or defined by any applicable Laws, in addition to any similar term provided by Privacy Requirements.

“Privacy Requirements” means all applicable Laws relating to the Processing of any Personal Information, including any and all applicable Laws relating to breach notification, the use of biometric identifiers, or the use of Personal Information for marketing purposes and all of the Company’s and the Company Subsidiaries’ policies, notices and contractual obligations relating to the Processing of any Personal Information.

“Proceedings” means all actions, suits, claims (or counterclaims), hearings, arbitrations, investigations, inquiries, litigations, mediations, grievances, audits, examinations or other proceedings, in each case, by or before any Governmental Entity.

“Processing” means any operation or set of operations performed on Personal Information, whether or not by automated means, including but not limited to receipt, collection, compilation, use, storage, combination, sharing, safeguarding, disposal, erasure, destruction, disclosure or transfer (including cross-border transfer).

“RCRA” means the Solid Waste Disposal Act (as amended by the Resource Conservation and Recovery Act), as amended (42 U.S.C. § 6901 et seq.), and the rules and regulations promulgated thereunder.

“Related Party” means a Company Related Party or a Parent Related Party, as applicable.

“Representatives” means, as to any Person, such Person’s directors, officers, employees, controlled Affiliates, accountants, consultants, legal counsel, investment bankers, advisors, agents and other representatives.

“Sanctioned Person” means at any time any Person: (i) listed on any Sanctions-related list of designated or blocked persons; (ii) a Governmental Entity of, resident in, or organized under the laws of a country or territory that is the subject of comprehensive restrictive Sanctions from time to time (which includes, as of the date of this Agreement, Belarus, Cuba, Iran, North Korea, Russia, Syria, Venezuela and the Crimea, Donetsk and Luhansk regions of Ukraine); or (iii) majority-owned or controlled by any of the foregoing.

“Sanctions” means those trade, economic and financial sanctions Laws, regulations, embargoes, and restrictive measures administered or enforced by (i) the United States (including the U.S. Treasury Office of Foreign Assets Control), (ii) the European Union and enforced by its member states, (iii) the United Nations, and (iv) Her Majesty’s Treasury.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002, as amended, and the rules and regulations promulgated thereunder.

“Schedule 14D-9” means a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the Offer (together with all amendments and supplements thereto, and including all exhibits thereto, but not including any “stop, look and listen” communication by the Company Board or any committee thereof to the Company Stockholders pursuant to Rule 14d-9(f) of the Exchange Act).

“SEC” means the U.S. Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Software” means all: (i) software and computer programs of any type, including all software implementations of algorithms, models and methodologies, whether in source code or object code; and (ii) documentation and other materials related to any of the foregoing, including user manuals and training materials.

“Subsidiary” of Parent, the Company or any other Person means any corporation, partnership, joint venture or other legal entity of which Parent, the Company or such other Person, as the case may be, owns, directly or indirectly, a majority of the capital stock or other Equity Interests the holders of which are generally entitled to vote for the election of the board of directors or other governing body of such corporation, limited liability company, partnership, joint venture or other legal entity, or otherwise owns, directly or indirectly, such capital stock or other Equity Interests that would confer control of any such corporation, limited liability company, partnership, joint venture or other legal entity (which shall include, but not be limited to, the control conferred by serving as managing member, general partner or similar such position with respect to any such entity), any Person that would otherwise be deemed a “subsidiary” under Rule 12b-2 promulgated under the Exchange Act or, with respect the Company, any entity that is a “Subsidiary” (as defined above) of the Company as of the date hereof; provided, however, that in no event shall any unconsolidated joint venture of the Company be deemed a Subsidiary of the Company for purposes of this Agreement.

“Superior Company Proposal” means a bona fide, unsolicited, written Company Acquisition Proposal (except the references therein to “15% or more” shall be replaced by “more than 50%”) which did not result from or arise out of a breach of Section 6.3 (other than a de minimis breach) made by a Third Party which the Company Board has determined, in the good faith judgment of the Company Board (after consultation with its financial advisors and outside legal counsel), taking into account all of the terms and conditions of such Company Acquisition Proposal (including any termination or break-up fees, expense reimbursement provisions and conditions to consummation), and after taking into account all financial, legal, regulatory, and other aspects of such Company Acquisition Proposal (including the financing terms and the ability of such Third Party to finance such Company Acquisition Proposal) and such other factors as the Company Board considers in good faith to be appropriate (including the conditionality, timing and likelihood of consummation of such Company Acquisition Proposal and/or any financing thereof), (i) would result in a transaction that is more favorable from a financial point of view to the Company Stockholders (in their capacity as such) than the Merger and the other transactions contemplated by this Agreement and (ii) if accepted, is reasonably likely to be consummated (or, alternatively, at least as likely as the Merger to be consummated).

“Tax Return” means any report, return (including information return), claim for refund, election, notice, estimated tax filing, declaration, statement, form or other document required to be filed or actually filed with a Governmental Entity with respect to Taxes, including any schedule or attachment thereto, and including any amendments thereof.

“Taxes” means any and all U.S. federal, state, local or foreign taxes, fees, levies, duties, tariffs, imposts and other similar charges imposed by any Governmental Entity, including any income, gross income, estimated, franchise, windfall or other profits, gross receipts, property (real, tangible or intangible), sales, use, escheat, unclaimed property, net worth, capital stock, alternative or add-on minimum, environmental, use, payroll, employment, social security (or similar, including FICA), workers’ compensation, unemployment compensation, disability, severance, excise, withholding, ad valorem, stamp, transfer, value-added, gains tax or other tax, fee or other like assessment or charge of any kind whatsoever in the nature of a tax, including any interest, penalty, fine, assessment or addition to any of the foregoing.

“Third Party” shall mean any Person other than the Company, Parent or Merger Sub.

“Transfer Taxes” means all transfer, documentary, sales, use, stamp, registration and other similar Taxes, and all conveyance fees, recording charges and other similar fees and charges incurred in connection with the consummation of the Merger and the other transactions contemplated by this Agreement.

“Willful Breach” shall mean a material breach of this Agreement that is the consequence of a deliberate and intentional act or omission by the breaching party with the actual knowledge that the taking of such action or failure to take such action would reasonably be expected to result in or constitute such a material breach (it being agreed by the parties hereto that Merger Sub’s failure to purchase all Company Common Shares validly tendered (and not validly withdrawn) when required to do so in accordance with the terms of this Agreement shall be deemed to be a “Willful Breach” by Parent and Merger Sub).

9.7     Terms Defined Elsewhere. The following terms are defined elsewhere in this Agreement, as indicated below:

Term	Section
Agreement	Preamble
Alternative Financing	6.16(b)(i)
Antitrust Counsel Only Material	6.4(d)
Applicable Date	Article 4
Book-Entry Shares	3.2(c)(ii)
Cancelled Shares	3.1(c)
Capitalization Date	4.2(a)
Certificate of Merger	2.2
Certificates	3.2(c)(i)
Closing	2.2
Closing Date	2.2
Company	Preamble
Company 401(k) Plan	6.7(e)
Company Advisor	4.22(a)
Company Board	Recitals
Company Board Approval	4.3
Company Board Recommendation	Recitals

Company Bylaws	4.1(b)
Company Charter	4.1(b)
Company Disclosure Schedule	Article 4
Company Financial Statements	4.7(b)
Company Leased Real Property	4.18(b)
Company Material Contract	4.13(a)
Company Notice	6.3(e)
Company Notice Period	6.3(e)
Company Permits	4.6(a)
Company Preferred Shares	4.2(a)
Company SEC Documents	4.7(a)
Company Common Shares	Recitals
Company Subsidiary	4.1(a)
Confidential Information	6.2(b)
Confidentiality Agreement	6.2(b)
Continuing Employee	6.7(a)
Contracting Party	9.17
Covered Persons	6.8(a)
D&O Insurance	6.8(c)
DCP Unit Consideration	3.4(c)
Debt Financing	5.12(a)
DGCL	Recitals
Dissenting Shares	3.3
Effective Time	2.2
Effect	9.6
Enforceability Exceptions	4.3
Equity Commitment Letter	Recitals
Equity Financing	5.12(a)
Exchange Fund	3.2(a)
Existing Indemnification Agreements	6.8(a)
Expiration Time	1.1(d)(i)
Financing	5.12(a)
Financing Letters	5.12(a)
Financing Purposes	5.12(b)
Insurance Policies	4.19
Investor	Recitals
Investors	Recitals
Internet Domain Names	9.6
Labor Agreement	4.12(c)(i)
Letter of Transmittal	3.2(c)(i)

Limited Guarantee	5.12(f)
Merger	Recitals
Merger Consideration	3.1(a)
Merger Sub	Preamble
Minimum Condition	1.1(a)(i)
New Plan	6.7(d)
Non-Recourse Party	9.17
Notice of Intervening Event Period	6.3(f)
Offer	Recitals
Offer Documents	1.1(f)(i)
Offer Price	Recitals
Offer to Purchase	1.1(a)
Old Plans	6.7(d)
Outside Date	8.1(b)
Parent	Preamble
Parent Disclosure Schedule	Article 5
Paying Agent	3.2(b)
Payoff Letter	6.14
Performance-Based Restricted Share Consideration	3.4(b)
Restricted Cash Award	3.4(a)
Required Amount	5.12(b)
Schedule 14D-9	1.2(a)
Schedule TO	1.1(f)(i)
Section 16	6.10
Significant Company Subsidiary	4.1(a)
Solvent Specified Stockholders Stockholder List Date	5.10 Recitals 1.2(b)
Surviving Corporation	2.1(a)
Tender and Support Agreements	Recitals
Termination Condition	Annex A
Trade Secrets	9.6

9.8     Headings. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

9.9     Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any such term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties hereto as closely as possible in an mutually acceptable manner that will achieve, to the maximum extent possible, the economic, business and other purposes of such void or unenforceable provision.

9.10     Entire Agreement. This Agreement (together with the Annexes, Parent Disclosure Schedule and Company Disclosure Schedule and the other documents delivered pursuant hereto), the Tender and Support Agreements and the Confidentiality Agreement constitute the entire agreement of the parties hereto and supersede all prior agreements (except the Confidentiality Agreement) and understandings, both written and oral, among the parties hereto, or any of them, with respect to the subject matter hereof.

9.11     Assignment. This Agreement shall not be assigned by any party by operation of Law or otherwise without the prior written consent of the other parties hereto; provided, that each of Parent and Merger Sub shall have the right, without the prior written consent of the Company, to assign all or any portion of their respective rights, interests and obligations hereunder to a wholly owned direct or indirect Subsidiary of Parent or to any of their respective Affiliates, or to any debt financing sources (including the Debt Financing Sources) for purposes of creating a security interest herein or otherwise assigning as collateral in respect of any debt financing (including the Debt Financing), but no such assignment shall relieve Parent or Merger Sub of any of its obligations hereunder. Subject to the preceding sentence, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns. Any purported assignment in violation of this Agreement will be void ab initio.

9.12     No Third-Party Beneficiaries. This Agreement shall be binding upon and inure solely to the benefit of each party hereto and their respective successors and assigns, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement, other than (a) from and after the Effective Time, the right of the holders of Company Common Shares to receive the Merger Consideration, and the rights of the holders of Company Equity Awards to receive the consideration therefor, in accordance with the terms of this Agreement, (b) any Persons entitled to indemnification, advancement of expenses, exculpation or insurance benefits under the provisions of Section 6.8 following the Effective Time, with respect to such provisions and (c) as set forth in or contemplated by the terms of Section 8.2, Section 8.3 and Section 9.17. In addition to the foregoing, the Debt Financing Sources shall be third party beneficiaries of, and shall be entitled to enforce the provisions of Section 8.3 (solely to the extent that it relates to the Debt Financing Sources), the last sentence of Section 9.1, Section 9.11, this Section 9.12, Section 9.14, and Section 9.16 (in each case, solely to the extent that such section relates to the Debt Financing Sources). The representations and warranties in this Agreement are the product of negotiations among the parties hereto and are for the sole benefit of the parties hereto.

9.13     Mutual Drafting; Interpretation. Each party hereto has participated in the drafting of this Agreement, which each party acknowledges is the result of extensive negotiations between the parties hereto. If an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties hereto, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision. For purposes of this Agreement, whenever the context requires: the singular number shall include the plural, and vice versa; the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include masculine and feminine genders. As used in this Agreement, the words “include” and “including” and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation.” Except as otherwise indicated, all references in this Agreement to “Sections” and “Annexes” are intended to refer to Sections of this Agreement and Annexes to this Agreement. The Parent Disclosure Schedule, the Company Disclosure Schedule and exhibits attached to this Agreement constitute a part of this Agreement and are incorporated herein for all purposes. The words “hereof,” “hereto,” “hereby,” “herein,” “hereunder” and words of similar import, when used in this Agreement, shall refer to this Agreement as a whole and not to any particular Section or Article in which such words appear. All references in this Agreement to “$” are intended to refer to U.S. dollars. Unless otherwise specifically provided for herein, the term “or” shall not be deemed to be exclusive. Disclosure of any item on the Parent Disclosure Schedule or the Company Disclosure Schedule by reference to any particular Section or Subsection of this Agreement shall be deemed to constitute disclosure with respect to any other Section or Subsection of this Agreement if the relevance of such disclosure to such other Section or Subsection is reasonably apparent on the face of such disclosure. Except as otherwise indicated, “made available,” “provided to” or terms of similar import mean (i) made continuously available without removal beginning at least two Business Days prior to the date hereof to Parent and its advisors in the electronic data room maintained prior to the date hereof by the Company for purposes of the transactions contemplated by this Agreement, or (ii) as publicly filed or furnished by the Company with the SEC at least two Business Days prior to the date hereof.

9.14     Governing Law; Consent to Jurisdiction; Waiver of Trial by Jury.

(a)     This Agreement and all claims and causes of action arising in connection herewith shall be governed by, and construed in accordance with, the Laws of the State of Delaware, without regard to Laws that may be applicable under conflicts of laws principles (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Delaware; provided, however, that in any action brought against any of Parent’s Debt Financing Sources pursuant to this Agreement, the foregoing shall be governed by, and construed in accordance with, the laws of the State of New York, including its statutes of limitation, without giving effect to any choice of Law or conflict of Law rules or provisions (whether of the State of New York or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of New York.

(b)     Each of the parties hereto irrevocably agrees that any Proceeding with respect to this Agreement and the rights and obligations arising in connection herewith or any claim or cause of action arising in connection with this Agreement or the negotiation hereof, and any Proceeding for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder brought by any other party hereto or its successors or assigns, will be brought and determined exclusively in the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware (or, if the Delaware Court of Chancery does not have subject matter jurisdiction over a particular matter, any state or federal court within the State of Delaware). Each of the parties hereto hereby irrevocably submits with regard to any such Proceeding for itself and in respect of its property, generally and unconditionally, to the personal jurisdiction of the aforesaid courts and agrees that it will not bring any action relating to or arising from this Agreement or any of the transactions contemplated hereby or the negotiation hereof in any court other than the aforesaid courts. Each of the parties hereto hereby irrevocably waives, and agrees not to assert as a defense, counterclaim or otherwise, in any Proceeding with respect to this Agreement or the transactions contemplated hereby, (i) any claim that it is not personally subject to the jurisdiction of the above named courts for any reason other than the failure to serve in accordance with this Section 9.14, (ii) any claim that it or its property is exempt or immune from the jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (iii) to the fullest extent permitted by applicable Law, any claim that (A) the Proceeding in such court is brought in an inconvenient forum, (B) the venue of such Proceeding is improper or (C) this Agreement, or the subject matter hereof, may not be enforced in or by such courts. Each of the parties hereto agrees that a final judgment in any such Proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Law. Each party to this Agreement irrevocably consents to service of process in the manner provided for notices in Section 9.5 and agrees that service made in such manner shall have the same legal force and effect as if served upon such party personally within the State of Delaware. Nothing in this Agreement will affect the right of any party to this Agreement to serve process in any other manner permitted by applicable Law.

(c)     EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY THAT MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT AND ANY OF THE AGREEMENTS DELIVERED IN CONNECTION HEREWITH OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE EITHER OF SUCH WAIVERS, (II) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVERS, (III) IT MAKES SUCH WAIVERS VOLUNTARILY AND (IV) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.14(c).

(d)     Notwithstanding anything in this Agreement to the contrary, each of the parties hereto agrees that (i) it will not bring or support any Proceedings against the Debt Financing Sources arising out of or relating to this Agreement, including any dispute arising out of relating in any way to the Debt Financing or the performance thereof, in any forum other than a court of competent jurisdiction located within the Borough of Manhattan in the City of New York, New York, whether a state or Federal court and (ii) the provisions of this Section 9.14 relating to the waiver of jury trial shall apply to any such Proceedings. The provisions of this Section 9.14 shall be enforceable by each Debt Financing Source, its Affiliates and their respective successors and permitted assigns.

9.15     Counterparts. This Agreement may be signed in any number of counterparts, including electronic signature and transmission methods, including .pdf files or DocuSign, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective when the Company, on the one hand, and Parent and Merger Sub, on the other hand, shall have received a counterpart hereof signed by the other party hereto. Until and unless the Company, on the one hand, and Parent and Merger Sub, on the other hand, shall have received a counterpart hereof signed by the other party hereto, this Agreement shall have no effect and no party shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication). The exchange of a fully executed Agreement (in counterparts or otherwise) by electronic transmission in .pdf format, or via DocuSign shall be sufficient to bind the parties hereto to the terms and conditions of this Agreement.

9.16     Specific Performance.

(a)     The parties hereto agree that if the Company, Parent or Merger Sub were to breach any of their respective obligations under this Agreement (including failing to take such actions as are required of them hereunder to consummate the Merger, the Offer and the other transactions contemplated hereby) in accordance with its specified terms or otherwise breach such provision, irreparable damage would occur, no adequate remedy at law would exist and damages would be difficult to determine, and accordingly, prior to any valid termination of this Agreement in accordance with Section 8.1, subject to Section 9.16(b), (a) the parties hereto shall be entitled to an injunction or injunctions to prevent or remedy breaches of this Agreement and to specific performance of the terms hereof, in each case in the Delaware Court of Chancery or, if such court shall not have jurisdiction, in any federal court located in the State of Delaware or any Delaware state court, this being in addition to any other remedy to which they are entitled at law or in equity, (b) the parties hereto waive any requirement for the securing or posting of any bond or other security in connection with the obtaining of any specific performance or injunctive relief and (c) the parties hereto will waive, in any action for specific performance, the defense of adequacy of a remedy at law. Subject to Section 8.3(e), either party’s pursuit of specific performance at any time will not be deemed an election of remedies or waiver of the right to pursue any other right or remedy to which such party may be entitled, including the right to pursue remedies for liabilities or damages incurred or suffered by a party in the case of a breach of this Agreement involving Willful Breach or fraud.

(b)     It is explicitly agreed that the Company shall have the right to an injunction, specific performance or other equitable remedies in connection with enforcing Parent’s and Merger Sub’s obligations to consummate the Offer (including, subject to the satisfaction (or to the extent waivable, the waiver) of the conditions to the Offer set forth in Annex A, Merger Sub’s obligation to accept for payment, and pay for, the Company Common Shares tendered in the Offer) and the Merger (including, subject to the satisfaction (or to the extent waivable, the waiver) of the conditions to the Merger set forth in Article 7 (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the fulfillment or waiver of those conditions at the Closing), Parent’s obligation to pay or cause to be paid the Merger Consideration and the consideration payable in respect of Company Equity Awards as set forth herein) and cause the Equity Financing to be funded to fund the Offer and the Merger (including to cause Parent to enforce the obligations of any guarantor under the Equity Commitment Letters in order to cause the Equity Financing to be timely completed in accordance with and subject to the terms and conditions set forth in the Equity Commitment Letters), in each case in the event and only in the event that each of the following requirements have been satisfied:

(i)     the conditions set forth in Annex A have been satisfied or (if permitted by applicable Law) waived at or prior to the Expiration Time;

(ii)     no party hereto shall have validly terminated this Agreement in accordance with Article 8;

(iii)     the Debt Financing has been funded in accordance with the terms thereof or will or would be funded in accordance with the terms thereof so as to enable Parent and Merger Sub to comply with their obligations under Section 1.1(e), if the Equity Financing were funded in accordance with the terms thereof;

(iv)     the Company has irrevocably confirmed in writing to Parent that the Company stands ready, willing and able to effect the Closing if specific performance is granted and the Equity Financing and Debt Financing are funded; and

(v)     Merger Sub shall have failed to consummate (as defined in Section 251(h) of the DGCL) the Offer in accordance with Article 1 following written notice from the Company in accordance with clause (iv) above.

9.17     Non-Recourse.

(a)     Except for the liabilities and obligations of the parties to the Confidentiality Agreement, the Debt Commitment Letters, the Equity Commitment Letters, the Limited Guarantee and the Tender and Support Agreements under any of the foregoing Contracts to which they are expressly identified as parties, all claims, obligations, liabilities, or causes of action (whether in contract or in tort, in law or in equity, or granted by statute) that may be based upon, in respect of, arise under, out or by reason of, be connected with, or relate in any manner to this Agreement, the Offer or the Merger, or the negotiation, execution, or performance of this Agreement (including any representation or warranty made in, in connection with, or as an inducement to, this Agreement), may be made only against (and such representations and warranties are those solely of) the Persons that are expressly identified as the parties in the preamble to this Agreement (the “Contracting Parties”). No Person who is not a Contracting Party, including any current, former or future incorporator, member, partner, manager, director, officer, stockholder, equityholder, Affiliate, Representative or assignee of, and any financial advisor or lender to, any Contracting Party, or any current, former or future incorporator, member, partner, manager, director, officer, stockholder, equityholder, Affiliate, Representative or assignee of any of the foregoing and the Debt Financing Sources, the Investors and the Guarantor (each, a “Non-Recourse Party”), shall have any liability (whether in contract or in tort, in law or in equity, or granted by statute) for any claims, causes of action, obligations, or liabilities arising under, out of, in connection with, or related in any manner to this Agreement, the Offer or the Merger or based on, in respect of, or by reason of this Agreement, the Offer or the Merger or the negotiation, execution, performance, or breach of this Agreement (other than, in each case, the liabilities and obligations of the parties to the Confidentiality Agreement, the Debt Commitment Letters, the Equity Commitment Letters, the Limited Guarantee and the Tender and Support Agreements under any of the foregoing Contracts to which they are expressly identified as parties), and, to the maximum extent permitted by applicable Laws, each Contracting Party, on behalf of itself and its Affiliates, hereby waives and releases all such liabilities, claims, causes of action, and obligations against any such Non-Recourse Party. Without limiting the foregoing, to the maximum extent permitted by applicable Laws, except as provided in the Confidentiality Agreement, the Debt Commitment Letters, the Equity Commitment Letters, the Limited Guarantee and the Tender and Support Agreements, (i) each Contracting Party hereby waives and releases any and all rights, claims, demands, or causes of action that may otherwise be available at law or in equity, or granted by statute, to avoid or disregard the entity form of a Contracting Party or otherwise impute or extend the liability of a Contracting Party to any Non-Recourse Party, whether based on statute or based on theories of equity, agency, control, instrumentality, alter ego, domination, sham, single business enterprise, piercing the veil, unfairness, undercapitalization, or otherwise; and (ii) each Contracting Party disclaims any reliance upon any Non-Recourse Party with respect to the performance of this Agreement or any representation or warranty made in, in connection with, or as an inducement to this Agreement.

(b)     Without limiting the foregoing, subject to the rights of the parties to the Debt Commitment Letter under the terms thereof, none of the parties hereto, solely in their respective capacities as parties to this Agreement, nor or any of their respective Related Parties, shall have any rights or claims against Debt Financing Sources, solely in their respective capacities as lenders in connection with the Debt Financing, and the Debt Financing Sources, solely in their respective capacities as such lenders, shall not have any rights or claims against any party or any of their respective Related Parties in connection with this Agreement or the Financing, whether at law or in equity, in contract, in tort or otherwise.

[Signature page follows]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed and delivered as of the date first written above by their respective officers thereunto duly authorized.

WHITEHAWK ACQUISITION, INC.

By:	/s/ Jeffrey Slotterback
Name: Jeffrey Slotterback
Title: President

WHITEHAWK MERGER SUB, INC.

By:	/s/ Jeffrey Slotterback
Name: Jeffrey Slotterback
Title: President

PHX MINERALS INC.

By:	/s/ Chad L. Stephens
Name: Chad L. Stephens
Title: President and Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

Annex A

Conditions to the Offer

The obligation of Merger Sub to accept for payment and pay for Company Common Shares validly tendered (and not withdrawn) pursuant to the Offer is subject to the satisfaction of the Minimum Condition and the additional conditions set forth in clauses (a) through (g) below. Accordingly, notwithstanding any other provision of the Offer or this Agreement to the contrary, Merger Sub shall not be required to accept for payment or (subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act) pay for, and may delay the acceptance for payment or (subject to any such rules and regulations) the payment for, any tendered shares of Company Common Shares, and may terminate the Offer at any scheduled Expiration Time or amend or terminate the Offer in each case as permitted by this Agreement, if: (i) the Minimum Condition shall not be satisfied by the then-scheduled Expiration Time of the Offer; or (ii) any of the following additional conditions shall not be satisfied:

(a) (i) no Governmental Entity having jurisdiction over any of the parties hereto shall have (A) enacted, issued or promulgated any Law that is in effect as of immediately prior to the Expiration Time that has the effect of making the Offer, the acquisition of Company Common Shares by Parent or Merger Sub, or the Merger illegal or which has the effect of prohibiting or otherwise preventing the consummation of the Offer, the acquisition of Company Common Shares by Parent or Merger Sub, or the Merger, or (B) issued or granted any Order that is in effect as of immediately prior to the Expiration Time that has the effect of making the Offer, the acquisition of Company Common Shares by Parent or Merger Sub, or the Merger illegal or which has the effect of prohibiting or otherwise preventing the consummation of the Offer, the acquisition of Company Common Shares by Parent or Merger Sub, or the Merger or (ii) there shall not be pending or threatened by any Governmental Entity any action, inquiry, request for information, or investigation, challenging or seeking to restrain, prohibit, prevent, enjoin, investigate, alter or delay the consummation of the Offer, the acquisition of Company Common Shares by Parent or Merger Sub, or the Merger;

(b) (i) (A) each of the representations and warranties contained in Section 4.3, and Section 4.11(k) shall be true in all respects when made and as of immediately prior to the Expiration Time as if made at and as of such time (other than any such representation or warranty that is made as of a specified date, which need only be true in all respects as of such specified date), (B) the representation and warranty contained in Section 4.10(b) shall be true in all respects when made, (C) the representations and warranties contained in Sections 4.2(a), (b), and (c) shall be true in all respects when made and as of immediately prior to the Expiration Time as if made at and as of such time (other than such representation or warranty that is made as of a specified date, which need only be true in all respects as of such specified date), except that any de minimis inaccuracies shall be disregarded, and (D) each of the representations and warranties in Section 4.1, Section 4.2(d), the first sentence of Section 4.4, Section 4.20, Section 4.22 and Section 4.23, to the extent not qualified as to materiality or “Company Material Adverse Effect,” shall be true in all material respects, and to the extent so qualified shall be true in all respects, when made and as of immediately prior to the Expiration Time as if made at and as of such time (other than any of the foregoing representations and warranties referenced in this clause “(D)” that is made only as of a specified date, which need only be true, to the extent not qualified as to materiality or “Company Material Adverse Effect,” in all material respects, and to the extent so qualified, in all respects, in each case as of such specified date), and (ii) each of the representations and warranties in Article 4 (other than the representations and warranties referred to in clause “(i)” of this clause “(b)”), disregarding any materiality or Company Material Adverse Effect qualifications contained therein, shall be true when made and as of immediately prior to the Expiration Time as if made at and as of such time (other than any of the foregoing representations and warranties referenced in this clause “(ii)” that are made only as of a specified date, which need only to be true as of such specified date), except where the failure to be so true and correct would not have, or reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect;

(c) the Company shall have complied with or performed in all material respects its agreements, obligations and covenants required to be complied with or performed by it prior to the Expiration Time under the Agreement;

(d) since the date of the Agreement, there shall not have been any Effect that has had, or would reasonably be expected to have, a Company Material Adverse Effect;

(e) the Company shall have delivered to Parent a certificate, signed on behalf of the Company by its chief executive officer, certifying that the conditions set forth in clauses (b), (c) and (d) shall have been satisfied;

(f) the Company Board shall not have effected a Company Change of Board Recommendation; and

(g) the Agreement shall not have been terminated in accordance with its terms (the “Termination Condition”).

The foregoing conditions are for the sole benefit of Parent and Merger Sub, may be asserted by Parent or Merger Sub and may be waived by Parent or Merger Sub in whole or in part at any time and from time to time in the sole discretion of Parent or Merger Sub, subject in each case to the terms of the Agreement and the applicable rules and regulations of the SEC and except for the Minimum Condition and the Termination Condition (each of which may only be waived with the prior written consent of the Company). The failure by Parent or Merger Sub at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and, each such right shall be deemed an ongoing right which may be asserted at any time and from time to time.

***

Exhibit A

Form of Tender and Support Agreement

[See attached]

Final

TENDER AND SUPPORT AGREEMENT

This TENDER AND SUPPORT AGREEMENT, dated as of May 8, 2025 (this “Agreement”), is made by and among WhiteHawk Acquisition, Inc., a Delaware corporation (“Parent”); WhiteHawk Merger Sub, Inc., a Delaware corporation and a wholly owned, direct subsidiary of Parent (“Merger Sub”); and [●] (“Stockholder”). Capitalized terms used but not otherwise defined herein have the meanings assigned to such terms in the Agreement and Plan of Merger dated as of the date of this Agreement (the “Merger Agreement”) by and among Parent, Merger Sub and PHX Minerals Inc., a Delaware corporation (the “Company”), unless the context in the Merger Agreement clearly indicates otherwise.

WITNESSETH:

WHEREAS, Stockholder owns beneficially (as defined in Rule 13d-3 under the Exchange Act) and/or of record (as specified on Schedule A) the shares of common stock of the Company, par value $0.01666 per share (“the “Company Common Shares”) set forth opposite Stockholder’s name on Schedule A (including all such Company Common Shares that are outstanding as of the date hereof, together with any other Company Common Shares that are hereafter issued to, or are otherwise acquired or owned, beneficially or of record by, Stockholder during the Agreement Period (as defined below), including through the exercise of any stock options, warrants, convertible or exchangeable securities or other similar instruments of the Company, and any other securities of the Company described in Section 11, but excluding any shares that are disposed of in compliance with Section 7(b), collectively, the “Subject Shares”).

WHEREAS, concurrently with the execution and delivery of this Agreement, Parent, Merger Sub and the Company are entering into the Merger Agreement, a copy of which has been made available (as defined in the Merger Agreement) to Stockholder, which provides for, among other things, the making of a tender offer (such offer, as it may be amended from time to time as permitted by the Merger Agreement, the “Offer”) by Merger Sub for all of the outstanding Company Common Shares, and the merger of Merger Sub with and into the Company (the “Merger”), upon the terms and subject to the conditions set forth therein.

WHEREAS, as an inducement to and condition to Parent’s and Merger Sub’s willingness to enter into the Merger Agreement, Parent has required and Stockholder desires to enter into this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the covenants, premises, representations and warranties and agreements contained in this Agreement and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, and intending to be legally bound, the parties to this Agreement agree as follows:

SECTION 1. Agreement to Tender.

(a) Tender. Stockholder hereby agrees to (i) promptly (in any event, not later than five Business Days after commencement of the Offer) and validly tender or cause to be tendered into the Offer, any and all Subject Shares (free and clear of any Liens or restrictions, except for such Liens or restrictions hereunder or pursuant to any applicable restrictions on transfer under applicable securities Laws), pursuant to and in accordance with the terms of the Offer and Rule 14d-2 under the Exchange Act and (ii) to the extent Stockholder acquires beneficial ownership of any additional outstanding Company Common Shares during the Agreement Period, promptly (in any event, not later than two Business Days after Stockholder acquires beneficial ownership of such additional outstanding Company Common Shares) and validly tender or cause to be validly tendered into the Offer, pursuant to and in accordance with the terms of the Offer, all of such additional Company Common Shares (free and clear of any Liens or restrictions, except for such Liens or restrictions hereunder or pursuant to any applicable restrictions on transfer under applicable securities Laws), in each case in accordance with the Offer. In furtherance of the foregoing, at the time of such tender, Stockholder shall cause its broker or such other Person that is the holder of record of any Subject Shares to tender such Subject Shares pursuant to and in accordance with the terms of the Offer and within the timeframe specified in the first sentence of this Section 1(a).

(b) No Withdrawal. Stockholder agrees that once its Subject Shares are tendered, Stockholder will not withdraw or cause or permit to be withdrawn any of such Subject Shares from the Offer, unless and until this Agreement shall have been terminated in accordance with Section 12(d).

(c) Return of Subject Shares. If the Offer is terminated or withdrawn by Merger Sub, or the Merger Agreement is validly terminated prior to the Expiration Time, Parent and Merger Sub shall promptly return, and shall cause Paying Agent to return, all tendered Subject Shares to the registered holders of the Subject Shares tendered in the Offer.

(d) Conditional Obligation. Stockholder acknowledges and agrees that Merger Sub’s obligation to accept for payment Company Common Shares tendered into the Offer, including any Company Common Shares tendered by Stockholder, is subject to the terms and conditions of the Merger Agreement and the Offer.

SECTION 2. Documentation and Information.

(a) Stockholder: (i) consents to and authorizes the publication and disclosure by Parent, Merger Sub or the Company, as applicable, of Stockholder’s identity and holdings of Subject Shares, the nature of Stockholder’s commitments, arrangements and understandings under this Agreement (including, for the avoidance of doubt, the disclosure of this Agreement) and any other information, in each case, that Parent, Merger Sub or the Company, as applicable, reasonably determines is required to be disclosed by applicable Law in any press release, any of the Offer Documents, the Schedule 14D-9 or any other disclosure document (whether or not filed with the SEC) in connection with the Offer, the Merger and any contemplated transaction in connection with the Offer, the Merger or any other transactions contemplated by the Merger Agreement (collectively, the “Contemplated Transactions”); and (ii) agrees to promptly furnish to Parent, Merger Sub or the Company, as applicable, any information it may reasonably require for the preparation of any such disclosure documents.

(b) Stockholder: (i) represents and warrants that none of the information provided by or on behalf of Stockholder pursuant to this Section 2 will contain any untrue statement of material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; and (ii) agrees to promptly notify Parent, Merger Sub and the Company, as applicable, of any required corrections with respect to any such information, if and to the extent that any such information shall have become false or misleading in any material respect. Stockholder shall consult with Parent before issuing any press releases or otherwise making any public statements with respect to the Contemplated Transactions and shall not issue any such press release or make any public statement without the written approval of Parent, except as may be required by applicable Law.

SECTION 3. Voting Agreement.

(a) Stockholder irrevocably and unconditionally agrees that, during the Agreement Period, at any annual or special meeting of the Company Stockholders, however called, including any adjournment or postponement thereof, and in connection with any action proposed to be taken by written consent of the Company Stockholders, Stockholder will, in each case to the fullest extent that such Stockholder’s Subject Shares are entitled to vote thereon, vote against and not consent to: (i) any action (including any amendment to the Company Charter or Company Bylaws, as in effect on the date hereof), agreement or transaction that would reasonably be expected to frustrate the purposes of, impede, hinder, interfere with, nullify, prevent, delay, discourage or adversely affect, in each case in any material respect, this Agreement or the consummation of the Contemplated Transactions; (ii) any Company Acquisition Proposal or any agreement related thereto, and any action in furtherance of any Company Acquisition Proposal; (iii) any merger, acquisition, sale, transfer of a material portion of the rights or other assets of the Company or any of its Subsidiaries, consolidation, reorganization, recapitalization, extraordinary dividend, dissolution, liquidation or winding up of or by the Company or any of its Subsidiaries, or any other extraordinary transaction involving the Company (other than the Merger) or any of its Subsidiaries; (iv) any action, proposal, transaction or agreement that could reasonably be expected to result in a breach, in any material respect, of any covenant, representation or warranty or any other obligation or agreement of Stockholder under this Agreement or the Company or any of its Subsidiaries under the Merger Agreement; (v) any change in the Company Board; or (vi) any material change in the capitalization of the Company’s or any of its Subsidiaries’ corporate structure (collectively, the “Supported Matters”). Until the Subject Shares are accepted for purchase in the Offer, Stockholder shall retain at all times the right to vote the Subject Shares in such Stockholder’s sole discretion, and without any other limitation, solely on any matters other than those set forth in this Section 3(a) that are at any time or from time to time presented for consideration to the Company’s stockholders generally.

(b) During the Agreement Period, Stockholder: (i) shall ensure that, during the Agreement Period, any other Person having voting power with respect to any Subject Shares will not vote any such shares in favor of or consent to, and will vote against, the approval of the matters described in clauses (i) through (vi) of Section 3(a); and (ii) shall not enter into any agreement or understanding with any Person to vote or give instruction in any manner inconsistent with this Section 3.

SECTION 4. Irrevocable Proxy.

(a) Stockholder hereby revokes (and agrees to cause to be revoked) any and all proxies, if any, that it has heretofore granted with respect to its Subject Shares. Stockholder hereby irrevocably appoints Parent as attorney-in-fact and proxy, with full power of substitution, for and on behalf of Stockholder, for and in the name, place and stead of Stockholder, to:

(i) attend any and all meetings at which any Supported Matters are to be considered (whether annual or special and whether or not adjourned or postponed) of the holders of Company Common Shares (each, a “Company Stockholder Meeting”);

(ii) vote, express consent or dissent, issue instructions to the record holder to vote the Subject Shares or otherwise utilize such voting power in accordance with the provisions of Section 3 at any annual or special meeting of the Company at which any Supported Matters are to be considered as Parent or its proxy shall, in Parent’s sole discretion, deem proper with respect to the Subject Shares; and

(iii) if applicable, grant or withhold, or issue instructions to the record holder to grant or withhold, in accordance with the provisions of Section 3, all written consents with respect to the Subject Shares at any Company Stockholder Meeting or otherwise.

(b) The foregoing proxy granted pursuant to Section 4(a) shall be deemed to be a proxy coupled with an interest and is irrevocable (and as such shall survive and not be affected by the death, incapacity, mental illness or insanity of Stockholder) until the end of the Agreement Period and shall not be terminated by operation of law or upon the occurrence of any other event other than the termination of this Agreement pursuant to Section 12(d) (in which case the foregoing proxy shall be deemed revoked automatically). Stockholder authorizes such attorney and proxy to substitute any other Person(s) to act hereunder, to revoke any substitution and to file this proxy and any substitution or revocation with the Secretary of the Company. Stockholder hereby affirms that the irrevocable proxy set forth in this Section 4 is given in connection with and granted in consideration of and as an inducement to Parent and Merger Sub entering into this Agreement and the Merger Agreement and that such irrevocable proxy is given to secure the obligations of Stockholder under Section 3. Notwithstanding anything to the contrary in this Section 4, nothing herein shall prevent Stockholder from making any Transfers to Permitted Transferees in accordance with Section 7(b) herein; provided, however, that no such Transfer to a Permitted Transferee shall limit, amend or revoke the foregoing proxy.

SECTION 5. Representations and Warranties of Stockholder. Stockholder represents and warrants to Parent and Merger Sub as follows (it being understood that, except where expressly stated to be given or made as of the date hereof only, the representations and warranties contained in this Agreement shall be made as of the date hereof and as of the Acceptance Time).

(a) Authority. Stockholder (or the representative or fiduciary signing on his behalf, as applicable) has full legal capacity, right and authority to execute and deliver this Agreement and to perform their obligations hereunder. This Agreement has been duly and validly executed and delivered by Stockholder and, assuming due and valid authorization, execution and delivery by Parent and Merger Sub constitutes a legally valid and binding obligation of Stockholder, enforceable against Stockholder in accordance with its terms, except as may be limited by the Enforceability Exceptions.

(b) No Conflict.

(i) The execution, delivery and performance by Stockholder of this Agreement and the consummation of the Contemplated Transaction do not and will not (A) violate, contravene, conflict with, or result in any violation or breach of the Company Charter or Company Bylaws, or other comparable charter or organizational documents, of Stockholder, if any, (B) violate, contravene, conflict with, or result in any violation or breach of any applicable Law applicable to Stockholder or Stockholder’s Subject Shares, (C) conflict with or violate or require any consent, approval, notice or other action by any Person under, constitute a default (with or without notice of lapse of time or both) under, or give rise to any right of termination, cancellation or acceleration or to a loss of any benefit to which Stockholder is entitled under any provision of any Contract binding on Stockholder or any of Stockholder’s properties or assets, including the Subject Shares or (D) result in the imposition of any Lien (other than Permitted Liens) or other restriction on any asset of Stockholder, except in the case of clauses (C) and (D) herein, any such violation, breach, conflict, default, termination, acceleration or Lien that would not, individually or in the aggregate, reasonably be expected to restrict, prohibit or impair the consummation of the Contemplated Transactions or the performance by the Stockholder of its obligations under this Agreement, in each case, in any material respect.

(ii) No consent or order of, or registration or filing with or notification to, any Governmental Entity or any other Person is required by or with respect to Stockholder in connection with the execution and delivery of this Agreement by Stockholder or the performance by Stockholder of Stockholder’s obligations hereunder, except for the filing with the SEC of any Schedules 13D or 13G or amendments to Schedules 13D or 13G and filings under Section 16 of the Exchange Act, as amended as may be required in connection with this Agreement and the Contemplated Transactions or as would not, individually or in the aggregate, reasonably be expected to restrict, prohibit or impair the consummation of the Contemplated Transactions or the performance by Stockholder of its obligations under this Agreement, in each case, in any material respect.

(c) Ownership of Subject Shares. As of the date hereof, Stockholder (together with Stockholder’s spouse if Stockholder is married and the Subject Shares constitute communal property under applicable Law) is, and (except with respect to any Subject Shares Transferred (as defined below) in accordance with Section 7(b) or accepted for payment pursuant to the Offer) at all times during the Agreement Period will be, the beneficial and/or record owner (as specified on Schedule A) of, and have good and marketable title to, the Subject Shares, free and clear of any Liens or restrictions, except for such Liens or restrictions hereunder or pursuant to any applicable restrictions on transfer under applicable securities Laws. Other than as provided in this Agreement, Stockholder has, and (except with respect to any Subject Shares Transferred in accordance with Section 7(b) or accepted for payment pursuant to the Offer) at all times during the Agreement Period will have, with respect to the Subject Shares, the sole power, directly or indirectly, to vote, dispose of, exercise, exchange and convert, as applicable, such Subject Shares, and to demand or waive any appraisal or dissenters’ rights or issue instructions pertaining to such Subject Shares with respect to the matters set forth in this Agreement, in each case with no limitations, qualifications or restrictions on such rights, and, as such, has, and (except with respect to any Subject Shares Transferred in accordance with Section 7(b) or accepted for payment pursuant to the Offer) at all times during the Agreement Period will have, the complete and exclusive power to, directly or indirectly: (i) issue (or cause the issuance of) instructions with respect to the matters set forth in Section 4; (ii) agree to all matters set forth in this Agreement; and (iii) demand and waive appraisal or dissenters’ rights.

(d) Total Shares. Except to the extent of any Subject Shares acquired after the date hereof (which shall become Subject Shares upon that acquisition), the number of the Company Common Shares set forth on Schedule A opposite the name of Stockholder are the only Company Common Shares owned beneficially and/or of record (as specified on Schedule A) by Stockholder on the date of this Agreement. Other than the Subject Shares and any Company Common Shares that are the subject of unvested Company Equity Awards (the number of which is set forth opposite the name of Stockholder on Schedule A), Stockholder does not own, beneficially or otherwise, (i) any Company Common Shares, (ii) any securities convertible into or exchangeable for (in each case, whether currently, upon lapse of time, following the satisfaction of any conditions, upon the occurrence of any event or any combination of the foregoing), any capital stock, voting securities or securities convertible into or exchangeable for capital stock or voting securities of the Company, or (iii) any options to purchase or rights to subscribe for or otherwise acquire any securities of the Company, and Stockholder has no interest in or voting rights with respect to any securities of the Company. Except as provided in this Agreement, there are no agreements or arrangements of any kind, contingent or otherwise, to which Stockholder is a party obligating Stockholder to Transfer or cause to be Transferred, any Subject Shares. Except pursuant to this Agreement, no Person has any contractual or other right or obligation to purchase or otherwise acquire any Subject Shares.

(e) No Other Proxies. None of such Stockholder’s Subject Shares are subject to any voting agreement, trust or other agreement or arrangement with respect to voting or to any proxy, except pursuant to this Agreement.

(f) Absence of Litigation. As of the date hereof, there is no Proceeding pending against, or, to the knowledge of Stockholder, threatened against or otherwise affecting, Stockholder or any of their properties or assets (including any Subject Shares) that could reasonably be expected to impair the ability of Stockholder to perform their obligations hereunder or to consummate the Contemplated Transactions hereby on a timely basis in any material respect.

(g) Opportunity to Review; Reliance. Stockholder has received and reviewed a copy of the Merger Agreement and has had the opportunity to engage and consult with counsel of their own choosing. Stockholder understands and acknowledges that Parent and Merger Sub are entering into the Merger Agreement in reliance upon Stockholder’s execution, delivery and performance of this Agreement.

(h) No Fees. No investment banker, broker, finder or other intermediary is entitled to a fee or commission from Parent, Merger Sub or the Company in respect of this Agreement based upon any arrangement or agreement made by or on behalf of Stockholder in their capacity as such.

SECTION 6. Representations and Warranties of Parent and Merger Sub. Each of Parent and Merger Sub represent and warrant to Stockholder, jointly and severally, as follows: Each of Parent and Merger Sub has all requisite corporate power and authority necessary to execute and deliver this Agreement and, assuming the Merger is consummated in accordance with Section 251(h) of the DGCL, to perform (subject to the conditions contained herein) their respective obligations hereunder and to consummate the Contemplated Transactions, including the Merger and the Offer. This Agreement has been duly and validly executed and delivered by each of Parent and Merger Sub and, assuming due and valid authorization, execution and delivery by Stockholder constitutes a legally valid and binding obligation of Parent and Merger Sub, enforceable against each of Parent and Merger in accordance with its terms, except as may be limited by the Enforceability Exceptions.

SECTION 7. No Proxies for, Transfers of or Encumbrances on Subject Shares; Other Offers.

(a) Prohibition on Transfer. Except pursuant to the terms of this Agreement, during the Agreement Period, Stockholder shall not (and Stockholder shall not permit any Person under Stockholder’s control to, except as a result of the death of Stockholder), without the prior written consent of Parent, directly or indirectly: (i) grant or permit the grant of any proxies, powers of attorney, rights of first offer or refusal or other authorizations in or with respect to, or enter into any voting trust or voting agreement or arrangement with respect to, any Subject Shares or any interest therein; (ii) sell (including short sell), assign, transfer, tender, pledge, encumber, grant a participation interest in, hypothecate or otherwise dispose of (including by gift) (each, a “Transfer”), any Subject Shares or any interest therein; (iii) create or otherwise permit any Lien or other restriction to be created on any Subject Shares; (iv) enforce or permit the execution of the provisions of any redemption, share purchase or sale, recapitalization or other agreement with the Company or any other Person, with respect to any Subject Shares or any interest therein; (v) enter into any Contract with any Person with respect to the direct or indirect Transfer of any Subject Shares or any interest therein; (vi) enter into a swap or other agreement or any transaction that transfers, in whole or in part, the economic consequence of ownership of any Subject Shares; or (vii) agree to do or any of the foregoing. Stockholder shall not, and shall not permit any Person under Stockholder’s control or any of their respective Representatives to, seek or solicit any such Transfer or any such Contract.

Without limiting the foregoing, Stockholder shall not take any other action that would in any way restrict, limit or interfere in any material respect with the performance of Stockholder’s obligations hereunder (or with the Contemplated Transactions) or make any representation or warranty of Stockholder in this Agreement untrue or incorrect in any material respect, or seek to do or solicit any of the foregoing actions, or cause or permit any other Person to take any of the foregoing actions. Stockholder agrees to notify Parent and Merger Sub promptly in writing, and to provide all details requested by parent or Merger Sub, if Stockholder shall be approached or solicited, directly or indirectly, by any Person with respect to any of the foregoing. Without limiting the generality of the foregoing, Stockholder shall not tender, agree to tender or cause or permit to be tendered any Subject Shares into or otherwise in connection with any tender or exchange offer, except pursuant to the Offer.

(b) Exceptions. Notwithstanding the foregoing, Stockholder shall have the right to Transfer all or any portion of the Subject Shares to a Permitted Transferee of Stockholder if and only if prior thereto and as a condition to the effectiveness of such Transfer, such Permitted Transferee shall have agreed in writing, in a manner reasonably acceptable in form and substance to Parent: (i) to accept such Subject Shares subject to the terms and conditions of this Agreement; and (ii) to be bound by this Agreement and to agree and acknowledge that such Person shall constitute Stockholder for all purposes of this Agreement; provided that notwithstanding any such Transfer, Stockholder shall continue to be liable for any breach by any Permitted Transferee of their agreements and covenants under this Agreement. “Permitted Transferee” means, with respect to Stockholder: (A) a spouse, parent, child, sibling, adopted child or grandchild of Stockholder; or (B) any trust, the trustees of which include only Stockholder and/or the other Persons named in clause “(A)” of this sentence and the beneficiaries of which include only Stockholder and/or the Persons named in clause “(A)” of this sentence.

(c) Effect of Attempted Transfer. Any attempted Transfer of Subject Shares, or any interest therein, in violation of this Section 7 shall be null and void. In furtherance of this Agreement, Stockholder hereby authorizes Parent and Merger Sub to direct the Company to impose stop orders to prevent the Transfer of any Subject Shares on the books of the Company in violation of this Agreement. If so requested by Parent, Stockholder agrees that its Subject Shares shall bear a legend, reasonably acceptable in form and substance to Parent, stating that such Subject Shares are subject to this Agreement.

(d) Other Offers. From the date hereof until the termination of this Agreement in accordance with Section 12(d) hereof, neither Stockholder (in Stockholder’s capacity as such), shall, nor shall Stockholder authorize or permit any of its representatives, if any, to, and Stockholder shall direct each such representative not to, directly or indirectly, take any of the following actions: (i) initiate, solicit, knowingly facilitate or knowingly encourage any inquiries, proposal or offer that constitutes a Company Acquisition Proposal or that could be reasonably be expected to lead to a Company Acquisition Proposal or enter into, continue or otherwise participate or engage in any discussions or negotiations with respect thereto (including by furnishing any non-public information relating to the Company or the Company Subsidiaries); (ii) otherwise cooperate in any way with, or knowingly assist, participate in, facilitate or encourage any effort by, any Person that is seeking to make, or has made, any Company Acquisition Proposal; or (iii) resolve, propose or agree to do any of the foregoing. Without limiting the foregoing, it is understood that any violation of the foregoing restrictions by any representatives of Stockholder shall be deemed to be a breach of this Section 7(d) by Stockholder. Stockholder shall, and shall cause its or their representatives to cease immediately and cause to be terminated, and shall not authorize or knowingly permit any of its or their representatives to continue, any and all existing activities, discussions or negotiations, if any, with any Person conducted prior to the date hereof with respect to any Company Acquisition Proposal. Stockholder shall notify Parent promptly (and in any event within 24 hours after receipt by Stockholder) notify Parent in writing, in the event Stockholder or any of their representatives of receives any Company Acquisition Proposal or inquiry, proposal or offer that could reasonably be expected to lead to a Company Acquisition Proposal, which notice shall include the material terms and conditions of such Company Acquisition Proposal, inquiry, proposal or offer, including the identity of the counterparty and copies of any material documentation and other written materials (or, where such Company Acquisition Proposal, inquiry, proposal or offer is not in writing, a summary of the material terms and conditions of such Company Acquisition Proposal, inquiry, proposal or offer). Thereafter, the Stockholder shall keep Parent informed on a prompt basis of the status and material details (including amendments or proposed amendments) of any such Company Acquisition Proposal, inquiry, proposal or offer (including providing copies of any written documentation material relating to such Company Acquisition Proposal, including relating to the financing thereof).

SECTION 8. Waiver of Appraisal and Dissenters’ Rights and Actions. Stockholder hereby (i) waives and agrees not to exercise any rights (including under Section 262 of the DGCL) to demand appraisal of any Subject Shares or rights to dissent from the Merger which may arise with respect to the Merger and (ii) agrees not to commence or participate in, and to take all actions necessary to opt out of any class in any class action with respect to, any claim, derivative or other Proceeding, against Parent, Merger Sub, the Company or any of their respective successors relating to the negotiation, execution or delivery of this Agreement or the Merger Agreement or the making or consummation of the Offer or consummation of the Merger, including any Proceeding (x) challenging the validity of, or seeking to enjoin the operation of, any provision of this Agreement or (y) alleging a breach of any fiduciary duty of the Company Board in connection with the Merger Agreement or the Contemplated Transactions.

SECTION 9. Notices of Certain Events. Stockholder shall notify Parent of any development occurring after the date hereof that causes, or that would reasonably be expected to cause, any breach of any of Stockholder’s representations or warranties in this Agreement.

SECTION 10. Further Assurances. From time to time and without additional consideration, Stockholder shall (at Stockholder’s sole expense) execute and deliver, or cause to be executed and delivered, all further transfers, assignments, endorsements, proxies, consents and other documents and instruments and shall (at Stockholder’s sole expense) take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable Law, or as Parent may reasonably request, to perform its obligations under, carry out, and further the intent of, this Agreement.

SECTION 11. Certain Adjustments. In the event of a stock dividend or distribution, stock split, reverse stock split, recapitalization, subdivision, combination, merger, consolidation, reclassification, spin-off, readjustment, exchange of shares or the like, on, of or affecting the Subject Shares, the term “Subject Shares” shall be deemed to refer to and include such shares as well as all such stock dividends and distributions and any securities into which or for which any or all of such shares may be changed or exchanged or which are received in the transaction.

SECTION 12. Miscellaneous.

(a) Notices. Any notices or other communications required or permitted under, or otherwise given in connection with, this Agreement shall be in writing and shall be deemed to have been duly given (a) when delivered or sent if delivered in Person, (b) on the next Business Day if transmitted by national overnight courier or (c) on the date delivered if sent by email (to the extent that no “bounceback” or similar message indicating non-delivery is received with respect thereto), in each case, as follows (or to such other Persons or addressees as may be designated in writing by the party to receive such notice):

If to Parent or Merger Sub, addressed to it at:

c/o WhiteHawk Income Corporation

2000 Market Street, Suite 910

Philadelphia, PA 19103

Attention: Daniel Herz

Email: dherz@whitehawkenergy.com

with a copy (which shall not constitute notice) to:

Weil, Gotshal & Manges LLP

200 Crescent Court, Suite 300

Dallas, Texas 75201

Attention: Claudia Lai; James R. Griffin

Email: claudia.lai@weil.com; james.griffin@weil.com

and

Weil, Gotshal & Manges LLP

700 Louisiana Street, Suite 3700

Houston, Texas 77002

Attention: Omar Samji

Email: omar.samji@weil.com

If to Stockholder, addressed to him or her at the address set forth below Stockholder’s name on the signature pages hereto.

(b) Amendment and Waivers.

(i) This Agreement may be amended at any time prior to the Effective Time only by execution of an instrument in writing signed by each of Stockholder, Parent and Merger Sub.

(ii) At any time prior to the Effective Time, Parent and Merger Sub, on the one hand, and Stockholder, on the other hand, may (a) extend the time for the performance of any of the obligations or other acts of the other, (b) waive any breach of the representations and warranties of the other contained herein or (c) waive compliance by the other with any of the agreements or covenants contained herein. Any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the party or parties to be bound thereby, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure. Any delay in exercising any right under this Agreement shall not constitute a waiver of such right.

(c) Successors and Assigns. The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns; provided, that Stockholder may not assign, delegate or otherwise transfer any of Stockholder’s rights or obligations under this Agreement without the prior written consent of Parent. For the avoidance of doubt, Parent and Merger Sub may transfer or assign their respective rights and obligations under this Agreement, in whole or from time to time in part, to one or more of their respective affiliates at any time; provided, that such transfer or assignment shall not relieve such Person of its obligations under this Agreement. Any assignment, delegation or transfer in violation of the foregoing shall be null and void.

(d) Termination. This Agreement shall automatically terminate and become void and of no further force or effect on the earliest to occur of: (i) the Effective Time; (ii) the termination of this Agreement by written notice from Parent to Stockholder; (iii) the termination of the Offer by Parent or Merger Sub; (iv) the expiration of the Offer without Merger Sub having accepted for payment Company Common Shares tendered in the Offer, provided, that the Offer is not subsequently extended by Merger Sub; and (v) the termination of the Merger Agreement in accordance with its terms (the period from the date hereof through the termination of this Agreement being referred to as the “Agreement Period”); provided that: (A) Section 12(a) shall survive such termination; and (B) no such termination shall relieve or release Stockholder from any obligations or liabilities arising out of their breach of this Agreement prior to its termination.

(e) Governing Law; Consent to Jurisdiction; Waiver of Jury Trial.

(i) This Agreement and all claims and causes of action arising in connection herewith shall be governed by, and construed in accordance with, the Laws of the State of Delaware, without regard to Laws that may be applicable under conflicts of laws principles (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Delaware.

(ii) Each of the parties hereto irrevocably agrees that any Proceeding with respect to this Agreement and the rights and obligations arising in connection herewith or any claim or cause of action arising in connection with this Agreement or the negotiation hereof, and any Proceeding for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder brought by any other party hereto or its successors or assigns, will be brought and determined exclusively in the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware (or, if the Delaware Court of Chancery does not have subject matter jurisdiction over a particular matter, any state or federal court within the State of Delaware). Each of the parties hereto hereby irrevocably submits with regard to any such Proceeding for itself and in respect of its property, generally and unconditionally, to the personal jurisdiction of the aforesaid courts and agrees that it will not bring any action relating to or arising from this Agreement or any of the transactions contemplated hereby or the negotiation hereof in any court other than the aforesaid courts. Each of the parties hereto hereby irrevocably waives, and agrees not to assert as a defense, counterclaim or otherwise, in any Proceeding with respect to this Agreement or the transactions contemplated hereby, (i) any claim that it is not personally subject to the jurisdiction of the above named courts for any reason other than the failure to serve in accordance with this Section 12(e), (ii) any claim that it or its property is exempt or immune from the jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (iii) to the fullest extent permitted by applicable Law, any claim that (A) the Proceeding in such court is brought in an inconvenient forum, (B) the venue of such Proceeding is improper or (C) this Agreement, or the subject matter hereof, may not be enforced in or by such courts. Each of the parties hereto agrees that a final judgment in any such Proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Law. Each party to this Agreement irrevocably consents to service of process in the manner provided for notices in Section 12(a) and agrees that service made in such manner shall have the same legal force and effect as if served upon such party personally within the State of Delaware. Nothing in this Agreement will affect the right of any party to this Agreement to serve process in any other manner permitted by applicable Law.

(iii) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY THAT MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT AND ANY OF THE AGREEMENTS DELIVERED IN CONNECTION HEREWITH OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE EITHER OF SUCH WAIVERS, (B) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVERS, (C) IT MAKES SUCH WAIVERS VOLUNTARILY AND (D) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 12(e)(iii).

(f) Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Contemplated Transactions is not affected in any manner materially adverse to any party. Upon such determination that any such term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties hereto as closely as possible in an mutually acceptable manner that will achieve, to the maximum extent possible, the economic, business and other purposes of such void or unenforceable provision.

(g) Specific Performance. Stockholder hereby agrees that if Stockholder were to breach any of their obligations under this Agreement (including failing to take such actions as are required of them hereunder to consummate the Contemplated Transactions) in accordance with its specified terms, irreparable damage would occur, no adequate remedy at law would exist and damages would be difficult to determine, and accordingly, prior to any valid termination of this Agreement in accordance with Section 12(d), (i) Parent and Merger Sub shall be entitled to an injunction or injunctions to prevent or remedy breaches of this Agreement and to specific performance of the terms hereof, in each case in the Delaware Court of Chancery or, if such court shall not have jurisdiction, in any federal court located in the State of Delaware or any Delaware state court, this being in addition to any other remedy to which they are entitled at law or in equity, (ii) Stockholder waives any requirement for the securing or posting of any bond or other security in connection with the obtaining of any specific performance or injunctive relief and (iii) Stockholder will waive, in any action for specific performance, the defense of adequacy of a remedy at law. Parent or Merger Sub’s pursuit of specific performance at any time will not be deemed an election of remedies or waiver of the right to pursue any other right or remedy to which such party may be entitled, including the right to pursue remedies for liabilities or damages incurred or suffered by a party in the case of a breach of this Agreement involving Willful Breach or fraud.

(h) Independence of Obligations. The covenants and obligations of Stockholder set forth in this Agreement shall be construed as independent of any other agreement or arrangement between Stockholder, on the one hand, and the Company or Parent, on the other hand. The existence of any claim or cause of action by Stockholder against the Company or Parent shall not constitute a defense to the enforcement of any of such covenants or obligations against Stockholder.

(i) Expenses. All costs and expenses incurred in connection with this Agreement shall be paid by the party incurring such cost or expense, whether or not the Contemplated Transactions are consummated.

(j) Counterparts; Effectiveness. This Agreement may be signed in any number of counterparts, including electronic signature and transmission methods, including .pdf files or DocuSign, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective when Stockholder, on the one hand, and Parent and Merger Sub, on the other hand, shall have received a counterpart hereof signed by the other party hereto. Until and unless Stockholder, on the one hand, and Parent and Merger Sub, on the other hand, shall have received a counterpart hereof signed by the other party hereto, this Agreement shall have no effect and no party shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication). The exchange of a fully executed Agreement (in counterparts or otherwise) by electronic transmission in .pdf format or via DocuSign shall be sufficient to bind the parties hereto to the terms and conditions of this Agreement.

(k) Entire Agreement. This Agreement (including all Schedules hereto) and the other agreements referred to in this Agreement constitute the entire understanding and agreement between the parties hereto with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the parties hereto with respect to the subject matter hereof and thereof.

(l) Headings. The headings contained in this Agreement are for convenience of reference only, shall not be deemed to be a part of this Agreement and shall not be referred to in connection with the construction or interpretation of this Agreement.

(m) Interpretation. Each party hereto has participated in the drafting of this Agreement, which each party acknowledges is the result of extensive negotiations between the parties hereto. If an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties hereto, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision. For purposes of this Agreement, whenever the context requires: the singular number shall include the plural, and vice versa; the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include masculine and feminine genders. As used in this Agreement, the words “include” and “including” and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation.” Except as otherwise indicated, all references in this Agreement to “Sections” are intended to refer to Sections of this Agreement. The words “hereof,” “hereto,” “hereby,” “herein,” “hereunder” and words of similar import, when used in this Agreement, shall refer to this Agreement as a whole and not to any particular Section in which such words appear. Unless otherwise specifically provided for herein, the term “or” shall not be deemed to be exclusive.

(n) Stockholder Capacity. Stockholder is signing and entering this Agreement solely in their capacity as the beneficial owner of Subject Shares, and nothing herein shall limit or affect in any way any actions that may be hereafter taken by them in their capacity as an employee, officer or director of the Company in accordance with the provisions of the Merger Agreement. Nothing herein shall in any way restrict a director or officer of the Company in the taking of any actions (or failure to act) in his or her capacity as a director or officer of the Company, or in the exercise of his or her fiduciary duties as a director or officer of the Company, or prevent or be construed to create any obligation on the part of any director or officer of the Company from taking any action in his or her capacity as such director or officer.

(o) No Ownership Interest. Except as otherwise provided herein or under applicable Law, nothing contained in this Agreement shall be deemed to vest in Parent or Merger Sub any direct or indirect ownership or incidence of ownership of or with respect to the Subject Shares. All rights, ownership and economic benefits of and relating to the Subject Shares shall remain vested in and belong to each applicable Stockholder, and neither Parent nor Merger Sub shall have any authority to manage, direct, restrict, regulate, govern, or administer any of the policies or operations of the Company or exercise any power or authority to direct such Stockholder in the voting of any of the Subject Shares, in each case, except as otherwise provided herein.

(p) Non-Survival of Representations and Warranties. None of the representations and warranties in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

WHITEHAWK ACQUISITION, INC.

By:
Name: [●]
Title: [●]

WHITEHAWK MERGER SUB, INC.

By:
Name: [●]
Title: [●]

STOCKHOLDER [●]

Name: [●]
Address: [●]

SCHEDULE A

Ownership of Company Common Shares

Name	Number of Company Common Shares Beneficially Owned (1)	Number of Time-Based Restricted Shares	Number of Performance-Based Restricted Shares	Number of DCP Units

(1)	In calculating the number of Company Common Shares beneficially owned for the purpose of this column, Company Common Shares underlying (i) Time-Based Restricted Shares, (ii) Performance-Based Restricted Shares and (iii) DCP Units are excluded and are summarized in the other columns in this table.

(2)	Time-Based Restricted Shares and Performance-Based Restricted Shares shall not constitute Subject Shares for the purposes of Section 1 of this Agreement (but for the avoidance of doubt, shall constitute Subject Shares for all other purposes of this Agreement).

Exhibit B

Form of Amended and Restated Certificate of Incorporation

[See attached]

AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

PHX MINERALS INC.

FIRST: The name of the Corporation is PHX Minerals Inc. (the “Corporation”).

SECOND: The address of the registered office of the Corporation in the State of Delaware and the name and address of the registered agent for service of process on the Corporation in the State of Delaware are: Corporation Guarantee and Trust Company, Rodney Square, 1000 North King Street, in the City of Wilmington, New Castle County, Delaware 19801.

THIRD: The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the DGCL.

FOURTH: The total number of shares of capital stock which the Corporation shall have authority to issue is 150 shares, all of which shares shall be Common Stock having a par value of $0.01.

FIFTH: In furtherance and not in limitation of the powers conferred by law, subject to any limitations contained elsewhere in this Amended and Restated Certificate of Incorporation, bylaws of the Corporation may be adopted, amended or repealed by a majority of the board of directors of the Corporation, but any bylaws adopted by the board of directors may be amended or repealed by the stockholders entitled to vote thereon. Election of directors need not be by written ballot.

SIXTH:

(a) To the fullest extent permitted by the DGCL as it presently exists or may hereafter be amended, a director of the Corporation shall not be personally liable to the Corporation or to its stockholders for monetary damages for any breach of fiduciary duty as a director. No amendment to, modification of, or repeal of this Article SIXTH shall apply to or have any effect on the liability or alleged liability of any director of the Corporation for or with respect to any acts or omissions of such director occurring prior to such amendment.

(b) The Corporation shall indemnify to the fullest extent permitted by law as it presently exists or may hereafter be amended any person made or threatened to be made a party to an action or proceeding, whether criminal, civil, administrative, or investigative, by reason of the fact that he or she, his or her testator, or intestate is or was a director, officer or employee of the Corporation or any predecessor of the Corporation, or serves or served at any other enterprise as a director, officer, employee or agent at the request of the Corporation or any predecessor to the Corporation. Any amendment, repeal, or modification of this Article SIXTH shall not adversely affect any right or protection hereunder of any person in respect of any act or omission occurring prior to the time of such repeal or modification.

SEVENTH: The Corporation expressly elects not to be governed by Section 203 of the DGCL.